UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.                SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement” or “Schedule 14D-9”) is Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”). The address of the Company’s principal executive office is 1145 Empire Central Place, Dallas, Texas 75247-4309, and its telephone number is (214) 630-8090.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $1.50 per share (the “Shares”). As of July 16, 2013, there were 18,175,818 Shares issued and outstanding and 396,561 treasury shares.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference. The Company’s website address is www.ffeinc.com. The Company’s website and the information on or connected to the Company’s website are not part of this Schedule 14D-9 and are not incorporated herein by reference.

Tender Offer and Merger

This Statement relates to the cash tender offer being made by Duff Brothers Capital Corporation, a Texas corporation (“Purchaser” or “Parent”), to purchase all outstanding Shares (including FFE restricted Shares subject to vesting conditions (“Restricted Shares”)) at a purchase price of $2.10 per share (the “Offer Price”), net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Parent is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement and is controlled by Thomas Milton Duff and James Ernest Duff (the “Duffs”). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s shareholders together with this Schedule 14D-9 and filed as Exhibits a(1)(i) and a(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement filed on Schedule TO, dated July 22, 2013 (the “Schedule TO”), which was filed with the United States Securities and Exchange Commission (the “SEC”), on July 22, 2013, and is incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Purchaser, and Duff Brothers Subsidiary, Inc., a Texas corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”). The Merger Agreement provides, among other things, that following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Texas Business Organizations Code (the “TBOC”) and other applicable law, Merger Sub will merge (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”), and each Share that is outstanding (other than Shares that are held by (i) the Company, Purchaser, Merger Sub or any of their respective affiliates, including as a result of an exercise by Purchaser of the Top-Up Option (as defined below), which will cease to exist with no consideration to be paid in exchange therefor, and (ii) shareholders of the Company, if any, who properly perfect their appraisal rights under the TBOC in connection with the Merger) will be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Friday, August 16, 2013, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.

According to the Schedule TO, the address of the principal executive offices of Purchaser is 529 Industrial Park Rd., Columbia, MS 39429 and its telephone number is 601-424-3210. According to the Schedule TO, the address of the principal executive offices of Merger Sub is 529 Industrial Park Rd., Columbia, MS 39429 and its telephone number is 601-424-3210.

ITEM 3.                                                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Purchaser, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Company Board”) representing a majority of the Company Board other than at a meeting of the shareholders of the Company, as described below under the heading “Arrangements among the Company, its Directors and Executive Officers and Purchaser and Merger Sub.”

Arrangements among the Company, its Directors and Executive Officers and Purchaser and Merger Sub

Merger Agreement

On July 12, 2013, the Company, Purchaser and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains various representations, warranties and covenants made by the Company to Purchaser and Merger Sub and representations, warranties and covenants made by Purchaser and Merger Sub to the Company. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Purchaser and Merger Sub and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. Such confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations, warranties and covenants in the Merger Agreement are intended solely to allocate risk between the Company, on the one hand, and Purchaser and Merger Sub, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Purchaser and Merger Sub that may be different from those that are applicable to the Company’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Purchaser or Merger Sub.

Representation on the Company Board

Pursuant to the Merger Agreement, from and after the acceptance of the Offer by Purchaser, Purchaser will be entitled to designate a number of directors, to the extent permitted by applicable law and the rules of the NASDAQ Stock Market, rounded up to the next whole number, to the Company Board that is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors designated by Purchaser) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Purchaser and any of its affiliates bears to the total number of Shares then outstanding, and the Company will, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Company Board the individuals designated by Purchaser and permitted to be so designated as described above, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the Company’s bylaws if necessary so as to increase the size of the Company Board) or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable the Purchaser’s designees to be so elected or designated to the Company Board, and (ii) cause the Purchaser’s designees to be so appointed at such time.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated by reference.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Purchaser entering into the Merger Agreement, Purchaser entered into a Tender and Voting Agreement (each, a “Tender and Voting Agreement”) with each of Stoney M. Stubbs, Jr., the Company’s Chairman of the Board, S. Russell Stubbs, the Company’s President and Chief Executive Officer, and John Hickerson, the Company’s Executive Vice President and Chief Operating Officer (the “Supporting Shareholders”). Pursuant to the Tender and Voting Agreement, each Supporting Shareholder has (i) agreed, among other things: (a) to tender in the Offer all of such shareholder’s Shares; and (b) in the event a vote of the Company’s shareholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, to vote all of such shareholder’s Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith, and (ii) provided certain other covenants and releases related to the transactions contemplated by the Merger Agreement. The Tender and Voting Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The Shares currently owned by the Supporting Shareholders represents in the aggregate approximately 12.8% of the currently outstanding Shares. Copies of the Tender and Voting Agreements are filed herewith as Exhibits (e)(2), (e)(3) and (e)(4) and are incorporated by reference herein. The description of certain terms of the Tender and Voting Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements

Keepwell Agreement

In connection with the entry into the Merger Agreement, the Duffs, the beneficial owners of all the outstanding equity of Purchaser, have entered into a Keepwell Agreement in favor of the Company, dated July 12, 2013 (the “Keepwell Agreement”). Pursuant to the Keepwell Agreement, the Duffs have agreed to take no action, or omit to take any action, that would cause a withdrawal from, stop-payment, or lien upon Purchaser’s funds for its financial obligations under the Merger Agreement to pay promptly after the expiration of the Offer for all shares of Common Stock of the Company validly tendered and not properly withdrawn pursuant to the Offer, subject to certain terms and conditions. The Keepwell Agreement will terminate upon the earliest to occur of: (i) the closing date of the Merger Agreement, provided that all obligations under the Merger Agreement to be paid or performed on or before that date have been paid or performed, and (ii) upon any termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Keepwell Agreement is not complete and is subject to and qualified in its entirety by reference to the Keepwell Agreement, a copy of which has been filed as Exhibit (e)(8) and the terms of which are incorporated herein by reference.

Confidentiality Agreement

On March 13, 2013, the Company and Purchaser entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Purchaser agreed, among other things, to keep non-public information regarding the Company confidential (subject to certain exceptions). Pursuant to the Confidentiality Agreement, Purchaser agreed that it would only disclose confidential information to its representatives who were participating in the evaluation of the proposed transaction or as may be required by law (subject to certain conditions and exceptions). Under the Confidentiality Agreement, Purchaser also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of one year from the date of the Confidentiality Agreement. Purchaser also agreed that for one year from the date of the Confidentiality Agreement, Purchaser would not solicit or hire certain of the Company’s officers and employees, subject to certain exceptions.

The foregoing description of the Confidentiality Agreement is not complete and is subject to and qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(8) and the terms of which are incorporated herein by reference.

Supply Relationship

Southern Tire Mart, LLC, a company indirectly owned by the Duffs, is the Company’s largest supplier of commercial tires and service. Southern Tire Mart, LLC is not a control person of Purchaser, Merger Sub, or their control persons.  None of the Purchaser, Merger Sub, or their control persons have had transactions with the Company or its affiliates (including its officers and directors) in the last two years.

Arrangements among the Company and its Directors, Executive Officers and Affiliates

Overview

In considering the recommendation of the Company Board set forth below under the heading “The Solicitation and Recommendation,” the Company’s shareholders should be aware that the Company’s executive officers and the members of the Company Board may be considered to have interests in the Transactions that may be different from, or in addition to, those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other things, in evaluating and approving the Merger Agreement and the Transactions and recommend that the Company’s shareholders tender their Shares in connection with the Offer.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Outstanding Capital Stock; Principal Shareholders;” “Compensation Discussion and Analysis;” “Executive Compensation—2012 Summary Compensation Table;” “Executive Compensation—2012 Grants of Plan-Based Awards;” “Executive Compensation—Outstanding Equity Awards as of December 31, 2012;” and “Executive Compensation—2012 Non-Employee Director Compensation Table.”

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of the Company who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other shareholders of the Company. The directors and executive officers of the Company beneficially owned, in the aggregate, 2,711,401 Shares (or 14.9% of all outstanding Shares) as of July 16, 2013, including unvested Restricted Shares, which will accelerate and vest immediately prior to consummation of the Offer, but excluding Shares subject to exercise of Company Options (as defined in the Merger Agreement and referred to herein as an “Option”), which are being cancelled upon consummation of the Offer. If the directors and executive officers were to tender all 2,711,401 of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $5,693,942.10 in cash pursuant to tenders of those Shares into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Outstanding Capital Stock; Principal Shareholders.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of July 16, 2013, including unvested Restricted Shares, which will accelerate and vest immediately prior to consummation of the Offer, but excluding Shares subject to exercise of Options (whether or not exercisable within 60 days of July 16, 2013), which are being cancelled upon consummation of the Offer, and the amount of cash consideration they will receive for those Shares at the Offer Price of $2.10 per Share.

Executive Officer/Director	Number of Shares Owned	Value of Shares Owned
Jerry T. Armstrong	50,703	$106,476.30
W. Mike Baggett	51,825	$108,832.50
Brian R. Blackmarr	79,491	$166,931.10
Barrett D. Clark	48,127	$101,066.70
John T. Hickerson	281,022	$590,146.20
Kevin K. Kilpatrick	42,975	$90,247.50
T. Michael O’Connor	53,866	$113,118.60
Steven D. Stedman	8,558	$17,971.80
S. Russell Stubbs	490,738	$1,030,549.80
Stoney M. Stubbs, Jr.	1,604,096	$3,368,601.60
All directors and executive officers as a group (10 persons)	2,711,401	$5,693,942.10

Treatment of Options

Pursuant to the Merger Agreement, any outstanding Options with an exercise price greater than or equal to the Offer Price will be cancelled at the effective time of the Merger. Because all outstanding Options have an exercise price greater than the Offer Price, the Company expects all outstanding Options to be cancelled.

Treatment of Restricted Shares

Pursuant to the terms of the Merger Agreement, all outstanding and unvested Restricted Shares under the Company’s restricted stock plans are permitted to tender into the Offer. All restricted stock awards, whether or not tendered into the Offer, will automatically accelerate and vest immediately prior to the offer acceptance time. All performance-based restricted stock awards were cancelled immediately prior to entering into the Merger Agreement. The table below sets forth information regarding unvested Restricted Shares held by the Company’s directors and executive officers as of July 16, 2013, and the amount of cash consideration they will receive for those Shares at the Offer Price of $2.10 per Share.

Executive Officer/Director	Number of Unvested Restricted Shares Owned	Value of Unvested Restricted Shares Owned
Jerry T. Armstrong	27,372	$57,481.20
W. Mike Baggett	27,372	$57,481.20
Brian R. Blackmarr	27,372	$57,481.20
Barrett D. Clark	27,372	$57,481.20
John T. Hickerson	109,035	$228,973.50
Kevin K. Kilpatrick	27,372	$57,481.20
T. Michael O’Connor	27,372	$57,481.20
Steven D. Stedman	—	$0.00
S. Russell Stubbs	121,134	$254,381.40
Stoney M. Stubbs, Jr.	59,932	$125,857.20
All directors and executive officers as a group (10 persons)	454,333	$954,099.30

Non-Applicability of Change in Control Arrangements with Current Executive Officers

In connection with the Company’s entry into the Merger Agreement, on July 12, 2013, the Company entered into an amendment to the change in control agreements (the “Change in Control Agreements”) with each of

S. Russell Stubbs and John Hickerson (each, a “Change in Control Amendment”). Each amendment revises the definition of a “change in control” that would trigger the payment obligations of the Company under the agreement to exclude (i) any transaction, including the Merger, with the Duffs or any of their affiliates and (ii) any transaction that occurs while the Duffs are the beneficial owner of more than 15% of the Company’s outstanding Shares. The Change in Control Amendments also provide for termination of the Change in Control Agreements on the date that is six (6) months after the Duffs obtain beneficial ownership of more than 15% of the Company’s outstanding Common Stock, on or after which the executive will no longer be entitled to any payment or benefits under the Change in Control Agreement. As a result of the Change in Control Amendments, neither will receive any severance or change in control payment under the Change in Control Agreements in connection with the Transactions.

The foregoing description of the Change in Control Amendments is not complete and is subject to and qualified in its entirety by reference to the Change in Control Amendments, copies of which have been filed as Exhibits (e)(6) and (e)(7), and the terms of which are incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all steps reasonably necessary to cause the Transactions and any other dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Director’s Compensation

The Company’s directors receive a fee of $1,000 for each Company Board meeting personally attended, $1,000 for each committee meeting personally attended and $750 for each telephonic meeting in which they participate. Since its inception, the Special Committee (as defined below) met seven times in person and 15 times by telephone. Accordingly, for their services on the Special Committee, Jerry Armstrong (Chair), Mike Baggett and Kevin Kilpatrick were each eligible to receive up to $18,250.

Additionally, the Company’s directors each receive an annual cash retainer of $20,000, except the Chairman of the Board, who receives $100,000.  The Company’s Audit Committee Chairman, Audit Committee Financial Expert, Compensation Committee Chairman and NCGC Chairman each receive an annual retainer of $5,000, $2,500, $4,750 and $3,600, respectively. The annual cash retainers are paid at the Company’s annual shareholders’ meeting. The Company’s non-employee directors also receive an annual restricted stock award that vests over a three-year period, which is granted in connection with the annual shareholders’ meeting. The target value of this annual retainer is $50,000 for the Chairman of the Board and $22,590 for all other non-employee directors.

Post-Closing Employment Arrangements with Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause. The Company has not entered into employment agreements with any of its executive officers.

In connection with the Company’s entry into the Merger Agreement, Purchaser has discussed with certain employees of the Company, including S. Russell Stubbs and John Hickerson, the terms of their employment compensation, severance and business arrangements (such arrangements, the “Post-Closing Employment Arrangements”). Neither Mr. Stubbs nor Mr. Hickerson will receive an employment agreement, and each will remain an “at will” employee. Additionally, pursuant to the Post-Closing Employment Arrangements, Mr. Stubbs and Mr. Hickerson have each agreed to reduced annual base salaries. The table below sets forth the proposed terms of the Post-Closing Employment Arrangements with Mr. Stubbs and Mr. Hickerson:

Name	Annual Salary	Retention Bonus (1)	Other Compensation (2) (3)
Russell Stubbs	$350,000(4)	$700,000, payable at $175,000 per year, paid over 4 years	Company vehicle
John Hickerson	$300,000(5)	$600,000, payable at $150,000 per year, paid over 4 years	Company vehicle

(1)                                 Retention bonuses are not immediately vested, but will vest in one year unless employee resigns or is terminated for cause.

(2)                                 The Duffs intend to implement a performance bonus program post-closing based on a percentage of profitability. The terms of the performance bonus program will be determined following the closing of the Transactions.

(3)                                 Initially, all Company employee benefit plans will remain in place. For 2014, Company employees will be transitioned into new plans that are substantially similar to the Company’s current employee benefit plans. All employees will receive standard company medical benefits and be able to participate in a 401(k) plan. Company matching on 401(k) plan contributions will be discretionary.

(4)                                 Current salary is $365,000 per year.

(5)                                 Current salary is $330,000 per year.

The amounts payable under the arrangements are being paid or granted as compensation for future services to be performed by such employees (and matters incidental thereto) and is not based on the number of securities tendered or to be tendered in the tender offer by the employee. The Compensation Committee of the Company Board, whose members are “independent directors” for purposes of Rule 14d-10 of the Securities Exchange Act of 1934, as amended, has reviewed and approved the terms and provisions of these Post-Closing Employment Arrangements.

Director and Officer Exculpation, Indemnification and Insurance

The Merger Agreement provides that, from and after the acceptance of the Offer by Purchaser, Purchaser must cause the Company to purchase the Executive Liability and Entity Securities Liability and Fiduciary Liability policy and the Excess Run-Off policy with the carriers and for the premiums set forth in a binder previously provided by Regions Insurance, Inc., which provides for six (6) year “tail” coverage for directors and officers of the Company.  When such tail policies have been obtained, the Purchaser shall cause the Surviving Corporation to maintain such policies in full force and effect and continue to honor the obligations thereunder.

In the event that Purchaser or the Surviving Corporation consolidates or merges with any other person and it is not the surviving entity of such consolidation or merger or if it transfers or conveys all or substantially all of its properties and assets to any other person, then Purchaser and the Surviving Corporation shall take all necessary action so that the successors or assigns, as the case may be, shall succeed to the obligations set forth in the paragraph above.

Chapter 8 of the TBOC sets forth the circumstances under which indemnification of directors, officers, and others is required, permitted, and prohibited. A corporation is required to indemnify a director or officer who is wholly successful on the merits or otherwise unless indemnification is limited or prohibited by the certificate of formation of the corporation. A corporation is prohibited from indemnifying a director who is found liable for willful or intentional misconduct in the performance of the director’s duty to the corporation, breach of the director’s fiduciary duty of loyalty to the corporation, or an act or omission not in good faith constituting a breach of duty to the corporation. A corporation is permitted, without the necessity of any enabling provision in the certificate of formation or bylaws, to indemnify a director who is determined to meet certain standards. These standards require that the director (i) acted in good faith; (ii) reasonably believed the conduct was in the best interest of the corporation (if the conduct was in an official capacity) or that the conduct was not opposed to the corporation’s best interest (in cases of conduct outside the director’s official capacity); and (iii) in the case of a criminal proceeding, has no reasonable cause to believe the conduct was unlawful. If a director is found liable to the corporation or on the basis of improperly receiving a personal benefit, indemnification, if permissible at all, is limited to reasonable expenses. Indemnification may be limited by the certificate of formation or articles of incorporation, or it may be mandated by the certificate of formation, articles of incorporation, bylaws, a resolution of the directors or shareholders, or a contract. Directors may only be indemnified to the extent consistent with the TBOC. Officers, employees, agents, and others who are not also directors may be indemnified to the extent consistent with other law, as provided by (i) the corporation’s governing documents; (ii) general or specific action of the board of directors; (iii) resolution of the corporation’s shareholders; (iv) contract; or (v) common law. Insurance or other arrangements providing indemnification for liabilities not otherwise indemnifiable under Chapter 8 of the TBOC are expressly permitted.

The Company’s Articles of Incorporation provide for such indemnification of directors and officers and advancement of expenses to the fullest extent permitted by the laws of the State of Texas.

Chapter 7 of the TBOC permits a corporation to provide in its certificate of formation or articles of incorporation that a director is not liable, or is liable only to the extent provided by the certificate of formation or articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director except to the extent the person is found liable under applicable law for:

·                  a breach of the person’s duty of loyalty, if any, to the corporation or its shareholders;

·                  an act or omission not in good faith that constitutes a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation of law;

·                  a transaction from which the person received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the person’s duties; or

·                  an act or omission for which the liability of a director is expressly provided by an applicable statute.

The Company’s Articles of Incorporation provide for such limitation of liability to the fullest extent permitted by the laws of the State of Texas.

ITEM 4.                THE SOLICITATION AND RECOMMENDATION

After careful consideration, including a thorough review of the Offer with legal counsel and its financial advisor, Stephens Inc. (“Stephens”), at a meeting held on July 12, 2013, the Company Board, by unanimous vote: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and its shareholders; (ii) authorized, approved and declared advisable the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement; (iii) recommended that the shareholders of the Company tender their Shares to Purchaser pursuant to the Offer; (iv) recommended that, if required, the shareholders of the Company adopt the Merger Agreement and if applicable, vote in favor of the merger contemplated thereby, subject to the terms of the Merger Agreement; and (v) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares (as defined below) in accordance therewith.

Accordingly, and for the other reasons described in more detail below, the Company Board by unanimous vote recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Company’s press release announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(viii) hereto and is incorporated herein by reference.

Background of the Offer and the Merger; Reasons for the Recommendation of the Company Board

Background of the Offer and the Merger

On October 28, 2011, the Company announced its financial and operating results for the quarter ended September 30, 2011.  Such results included a net loss of $13.7 million for the quarter, a net loss per diluted share of common stock of $0.77 per share and an operating ratio for the quarter of 113.1%.  Operating ratio is a commonly used financial measure in the trucking industry and equals operating expenses divided by total revenue.  At such time, the Company had recorded a net loss for twelve consecutive quarters and had not had an operating ratio below 100% since the third quarter 2008.  While the Company had entered into an agreement to sell its dry freight operations, which was expected to result in approximately $21.9 million of net proceeds, and had engaged in a strategic initiative to expand its oil field water transportation business, management, in consultation with the Company Board, decided to evaluate the strategic alternatives available to the Company due to continued losses and strategic headwinds affecting the Company.

Shortly thereafter, the CEO of a company in the trucking and transportation industry (“Strategic A”) called S. Russell Stubbs, CEO of the Company, to express interest in acquiring the Company’s refrigerated truckload business.  The parties held discussions by telephone on two additional occasions in November and December 2011 based on publicly available information, and in January 2012, the CEO of Strategic A notified Mr. Stubbs that it was no longer interested in pursuing further discussions.

On November 9, 2011, management met with representatives of Stephens Inc., an investment banking firm with expertise in the trucking and transportation industry, to discuss the economic, market, business and financial situation of the Company and various strategic alternatives that the Company Board may wish to consider, including remaining as a stand-alone company, using free cash flow and debt capacity to repurchase shares of common stock, seeking additional equity capital from investors, selling the Company to a private equity firm and selling the Company to a strategic buyer, such as another trucking company.  At the meeting representatives of Stephens made a presentation to management regarding Stephens’ qualifications and experience.

On November 10, 2011, management met with representatives of another investment banking firm (“Financial Advisor A”) to also discuss the economic, market, business and financial situation of the Company and various strategic alternatives that the Company Board may wish to consider, including remaining as a stand-alone company, restructuring the Company to sell off underperforming assets, using free cash flow and debt capacity to repurchase shares of common stock, seeking additional equity capital from investors, selling the Company to a private equity firm and selling the Company to a strategic buyer, such as another trucking company.  At the meeting representatives of Financial Advisor A made a presentation to management regarding Financial Advisor A’s qualifications and experience.

On January 17, 2012, the Company Board engaged Stephens as its financial advisor with respect to a potential sale of the Company in one or more transactions.

On January 17, 2012, the Company Board met with representatives of Stephens and Baker & McKenzie LLP, an international law firm with expertise in public company mergers and acquisitions, strategic transactions and capital market’s transactions.  Stephens made a presentation to the Company Board regarding potential financial and strategic buyers for the Company, including a tiered approach based on Stephens’ knowledge of such firms and the trucking industry to solicit the most likely buyers capable of completing a strategic transaction.  The Company Board also discussed the advisability of forming a special committee of independent directors to evaluate and negotiate any potential strategic transaction, including a potential sale of the Company, and to direct management and financial and legal advisors with respect to all matters related to a potential strategic transaction.

On January 25, 2012, the Company Board appointed a committee of independent directors (the “Special Committee”) to review and evaluate strategic alternatives for the Company, including the potential sale or disposition of some or all of the Company’s businesses or a combination of alternatives relating to such sale or disposition.  The Company Board appointed to the Special Committee Jerry Armstrong (Chair), Mike Baggett and Kevin Kilpatrick.  Among other powers, the Special Committee was delegated the power and authority to (1) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of any proposed transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation; (2) respond to any communications, inquiries or proposals regarding any proposed transaction; (3) review, evaluate, investigate, pursue and negotiate the terms and conditions of any proposed transaction; (4) solicit expressions of interest or other proposals for any proposed transaction to the extent the Special Committee deems appropriate; (5) determine on behalf of the Company Board and the Company whether any proposed transaction is advisable and is fair to, and in the best interests of, the Company and its shareholders (or any subset of the shareholders of the Company that the Special Committee determines to be appropriate); (6) reject or approve any proposed transaction, or recommend such rejection or approval to the Company Board; (7) implement or recommend to the Company Board the implementation of any proposed transaction; (8) review, analyze, evaluate and monitor all proceedings and activities of the Company related to any proposed transaction; (9) investigate and evaluate any potential buyer or bidder and any other prospective acquirers with respect to any proposed transaction and matters related thereto as it deems appropriate; and (10) take such other actions as the Special Committee may deem to be necessary or appropriate in order for the Special Committee to discharge its duties.

On February 17, 2012, the Special Committee held a meeting to discuss its mandate and to consider the various alternatives available to the Special Committee as well as the legal and process issues the Special Committee should consider.  In attendance were representatives of Stephens and Baker & McKenzie.  Stephens made a presentation to the Special Committee regarding strategies for soliciting expressions of interest in an acquisition of the Company, including approaching financial buyers and strategic buyers.  Baker & McKenzie made a presentation regarding the fiduciary duties of directors when considering strategic alternatives, including a sale of the Company.  The Special Committee also considered the risks of approaching potential strategic buyers and expressed concern that premature disclosure of the Company’s interest in a strategic transaction could have a negative effect on the Company’s competitive position and future results of operations.  The Special Committee concluded that it would be advisable to adopt a strategy of canvassing private equity sponsors in a tiered approach based on such firms’ historic interest in acquiring companies in the trucking and transportation industry and track record for completing acquisitions of public companies.  Unless specifically authorized by the Special Committee, neither Stephens nor management should contact potential strategic buyers due to risks that premature public disclosure could have on the Company’s business and competitive position, although contacting select strategic buyers would not be ruled out and would be considered on a case-by-case basis.  The Special Committee further instructed Stephens and management that any discussions of terms and conditions with any private equity sponsor should include the Company’s expectation that the Company would be permitted a “go shop” period after entering into a definitive agreement in order to canvass potential strategic buyers.

On February 22, 2012, representatives of Baker & McKenzie made a presentation to the entire Company Board regarding the directors’ fiduciary duties when considering a sale of control of the Company.

On March 29, 2012, the Company announced its financial and operating results for the quarter and year ended December 31, 2011.  Such results included a net loss of $11.8 million for the fourth quarter, a net loss per diluted share of common stock of $0.67 per share for the fourth quarter and an operating ratio for the fourth quarter of 113.2%.  Borrowings under its revolving credit agreement were $19.9 million with $23.9 million of borrowing capacity remaining.

In April 2012, Stephens began contacting potential financial buyers in a tiered approach to begin with those private equity firms with a history or announced interest in acquiring companies in the transportation and trucking industry.  Over the course of April to September 2012, Stephens contacted 55 potential financial buyers and 28 of such potential financial buyers entered into confidentiality agreements with the Company with standstill provisions in customary form.

On May 1, 2012, the Company announced its financial and operating results for the quarter ended March 31, 2012.  Such results included a net loss of $5.6 million for the first quarter, a net loss per diluted share of common stock of $0.32 per share for the first quarter and an operating ratio for the first quarter of 105.9%.

On May 10, 2012, Stephens received a non-binding indication of interest from a private equity sponsor (“Sponsor A”).  Sponsor A proposed a transaction based off of an enterprise value for the Company of $40.0 million less transaction expenses, which would imply a purchase price of $0.16 per share, and subject to a potential working capital adjustment.  Sponsor A indicated that debt financing would be provided from its existing lender relationships although no lender commitments were provided.  The indication of interest was subject to satisfactory completion of financial and legal due diligence as well as other customary closing conditions.

On May 14, 2012, Stephens received a non-binding indication of interest from a private equity sponsor (“Sponsor B”).  Sponsor B proposed a purchase price of between $1.50 and $2.00 per share subject to a working capital adjustment at closing, including for transaction expenses.  The indication of interest was contingent upon Sponsor B’s ability to assume the Company’s revolving credit agreement and the outstanding notes payable and capitalized lease obligations.  The indication of interest was subject to satisfactory completion of financial and legal due diligence as well as other customary closing conditions.

On May 16, 2012, the Special Committee met in person with members of management and representatives of Stephens and Baker & McKenzie in attendance.  Stephens made a presentation summarizing the two indications of interest received as well as verbal indications of interest received from another private equity sponsor that had proposed a valuation of the Company less than its current trading price.  Stephens also reported that two other private equity sponsors had initially indicated an interest in conducting due diligence but had declined to submit an indication of interest and later withdrew their interest in further discussions.  After considering the advantages and negative consequences of approaching potential strategic buyers, the Special Committee determined to take no action with respect to Sponsor A and to move forward with due diligence with respect to Sponsor B.

On June 14, 2012, representatives of Sponsor B met with management of the Company at Stephens’s offices for due diligence.  Subsequent to this meeting, Sponsor B withdrew its proposal.

In June 2012, Stephens arranged meetings between two other private equity sponsors and management of the Company in Stephens’ offices in Dallas.  Neither private equity sponsor expressed an interest in submitting a proposal to the Company.

On July 24, 2012, the Company announced its financial and operating results for the quarter ended June 30, 2012, which showed a quarterly net profit for the first time since the third quarter 2008.  Such results included a net profit of $1.1 million for the second quarter, a net profit per diluted share of common stock of $0.06 per share for the second quarter and an operating ratio for the second quarter of 98.4%.

At investor conferences held in August 2012, management discussed the recent improvement in financial performance for the second quarter and its strategic initiatives and forecast a return to profitability in fiscal 2012.

In September 2012, representatives of a company in the trucking and transportation industry (“Strategic B”) contacted Mr. Stubbs expressing an interest in discussing a potential strategic transaction.  Mr. Stubbs requested Strategic B to contact Stephens to discuss their interest in greater detail.

On September 17, 2012, the Special Committee met by conference call with Messrs. Stubbs, Hickerson and McManama participating along with representatives of Stephens and Baker & McKenzie. The Special Committee discussed the interest expressed by Strategic B.  Stephens reported that, after contacting 55 private equity sponsors, the final private equity sponsor had reported no further interest in pursuing an acquisition of the Company.  Stephens further reported that no private equity sponsor had submitted an indication of interest that represented a premium to the Company’s current stock price.  The members of the Special Committee discussed the current financial condition of the Company with management as well as factors that could affect future liquidity in the event of unforeseen liabilities or expenses.  Management indicated that, while the third quarter was not yet completed, it was reasonably likely that the third quarter results would fall short of management’s expectations.  The Special Committee authorized Stephens to begin discussions with Strategic B, subject to a confidentiality agreement with standstill provisions in the customary form.

On September 28, 2012, representatives of Strategic B were granted access to certain due diligence materials and had meetings with management in Stephens’ offices on October 15, 2012.

On October 8, 2012, at an industry conference, Messrs. Stubbs and Hickerson met with representatives of Strategic B along with representatives of Stephens to discuss the process and structure of a potential business combination, which could include consideration consisting of stock, cash or a combination thereof.  The parties agreed to continue discussions on process and structure.

On October 18, 2012, the Special Committee met by conference call with members of management and representatives of Stephens and Baker & McKenzie in attendance.  Stephens updated the Special Committee on discussions with Strategic B and the request for financial information to assist in identifying synergies between the two companies.  The Special Committee also discussed the process if and when Strategic B submitted an indication of interest.

On October 22, 2012, Stephens received a non-binding indication of interest from Strategic B.  The indication of interest provided for a sale of substantially all of the assets of the Company or a potential tender offer for a purchase price equal to a 20% premium over the rolling 50 day average price of the Company’s common stock on the date of closing.  On October 22, 2012, the rolling 50 day average price of the Company’s common stock was $2.01.  The purchase price would be reduced by all transaction expenses incurred by the Company, such as the fees and expenses of consultants, financial advisors and legal counsel.  The purchase price would be funded from Strategic B’s existing bank line of credit and would not be subject to any financing contingency.  The closing would be conditioned on the cancellation of all existing executive change of control agreements.  The Company’s Chief Executive Officer and Chief Operating Officer would be offered employment agreements at substantially the same compensation prior to closing with a minimum three year term.  The indication of interest was contingent on, among other conditions, completion of financial, operational and legal due diligence and approval by Strategic B’s board of directors.

On October 23, 2012, the Special Committee met by conference call with members of management in attendance along with representatives of Stephens and Baker & McKenzie.  Stephens briefed the Special Committee on the indication of interest received from Strategic B as well as the synergies possible with a strategic buyer.  Baker & McKenzie made a presentation to the Special Committee regarding the fiduciary duties of directors in responding to an indication of interest as well as the legal aspects of the process, structure and deal points for a definitive agreement.  The Special Committee also discussed the potential form and mix of consideration to the shareholders.

On October 24, 2012, Stephens contacted representatives of Strategic B to discuss the indication of interest, including the lack of a definitive purchase price and the structure of the transaction.

On October 26, 2012, Stephens received a revised non-binding indication of interest from Strategic B.  The revised indication of interest clarified that the structure of the transaction would be a cash tender offer for all of the outstanding shares of common stock of the Company followed by a back end merger of a wholly owned subsidiary of Strategic B with and into the Company with the Company surviving as a wholly owned corporation of Strategic B.  Further, the proposed purchase price was revised to a fixed price of $2.16 per share.  The revised indication of interest provided that prior to signing a definitive merger agreement, all existing change of control agreements would be amended to provide for reduced payouts of $500,000.  The purchase price was conditioned on transaction expenses being less than $2.0 million.  In all other material respects, the revised indication of interest was the same as the one received on October 22, 2012.

On October 26, 2012, the Special Committee met by conference call with representatives of Stephens and Baker & McKenzie in attendance without members of management present.  Stephens briefed the Special Committee on the status of discussions with Strategic B and the valuation of the Company.  Strategic B had expressed concerns regarding the asset values, expected market conditions and the amount of potential liability for severance payments if the employment of all executives were ended under the existing change of control agreements.  Baker & McKenzie briefed the directors on the material terms and conditions of the existing executive change of control agreements.  The Special Committee authorized Stephens to continue in discussions with Strategic B and communicate that it was the intent of the Special Committee that all change of control agreements would be amended prior to entering into any definitive agreement to reduce potential severance payments in the event of a change of control to not more than $2.25 million in the aggregate.

On October 29, 2012, the Special Committee met by conference call with representatives of Stephens and Baker & McKenzie in attendance without members of management present.  The Special Committee discussed the revised indication of interest and the valuation of the Company along with the need to reduce potential severance costs in the event of a change of control.  The Special Committee decided to convene a meeting of the full Board to discuss the revised indication of interest, the valuation of the Company and factors that could affect future liquidity in the event of the incurrence of unforeseen liabilities or costs.

On October 30, 2012, the Company Board met in person in the Company’s executive offices with representatives of Stephens and Baker & McKenzie present.  Mr. Armstrong made a report to the Company Board regarding the activities of the Special Committee since the last Board meeting.  Stephens summarized the indication of interest received from Strategic B and members of management discussed the Company’s recent financial performance and the projected outlook for the next two to three quarters as well as the liquidity situation of the Company, including the current access to liquidity and the factors that could affect future liquidity in the event of the incurrence of unforeseen liabilities or costs.  The directors discussed the possibility of seeking additional indications of interest from other potential strategic buyers and determined that the potential harm to the Company’s business that could result from a premature leak without a definitive agreement in place was likely greater than the likelihood of receiving a higher bid from another strategic buyer.  The Company Board directed the Special Committee to continue in discussions with Strategic B with an objective of obtaining a higher price per share.

On October 30, 2012, the Special Committee met in person with representatives of Stephens and Baker & McKenzie in attendance without members of management present.  Stephens made a presentation regarding the valuation of the Company and the proposed offer price compared to certain comparable transactions and other financial metrics.  The Special Committee repeated its instruction to Stephens that representatives of Strategic B were to be informed that no discussions could take place with members of management regarding post-closing employment arrangements until the material terms and conditions of a transaction had been agreed to in principle with the Special Committee.  The Special Committee authorized Stephens to notify Strategic B that the Special Committee would respond to the revised indication of interest in approximately two weeks after it had conducted further analysis.

On November 12, 2012, the Special Committee met in person in the executive offices of the Company along with several other members of the Company Board and management present as well as representatives of Stephens.  The Special Committee discussed negotiation strategy with Strategic B and the Company’s financial condition and outlook with management.  The Special Committee authorized Stephens to discuss with Strategic B the value of certain undervalued assets and request a revised proposal with a price of no less than $2.70 per share.  Stephens was also authorized to seek to reinitiate discussions with Strategic A.

On November 13, 2012, representatives of Stephens spoke with the chief executive officer of Strategic B and communicated that the Company Board would be interested in pursuing discussions for an acquisition of the Company at a purchase price of not less than $2.70 per share.

In early November 2012, Stephens contacted the CEO of Strategic A by telephone to inquire about Strategic A’s interest in discussing a potential acquisition of the Company in its entirety.  Strategic A expressed no interest in discussing a potential transaction.

In the afternoon of November 14, 2012, after market close, the Company announced its financial and operating results for the quarter ended September 30, 2012.  Such results included a net loss of $5.7 million for the third quarter, a net loss per diluted share of common stock of $0.32 per share for the third quarter and an operating ratio for the third quarter of 105.5%.  On November 15, 2013, the stock price closed at $0.96 per share, a decline of $0.67 or 41.1% from the previous day’s closing stock price before the third quarter financial results had been released.

On December 4, 2012, representatives of Strategic B contacted Stephens and withdrew their proposal.

Thomas and James Duff are the indirect owners of a commercial tire supplier to the Company, Southern Tire Mart, LLC, and of another temperature-controlled trucking company, KLLM Transport Services, LLC.

On December 19, 2012, the Duffs began purchasing shares of the Company in the open market with the view of obtaining a significant position.  On December 18, 2012, the Company’s share price closed at $0.86, which represents the share price unaffected by the Duff’s open market purchases.

On December 21, 2012, Thomas Duff met with Mr. Stubbs to discuss the Company’s commercial tire purchases from Southern Tire Mart.  They also discussed trends in the trucking industry and the challenges faced by the Company.

In early January 2013, Mr. Stubbs confidentially notified the Duffs that the Company may be considering a strategic transaction.

On January 31, 2013, Thomas Duff and James Richards, CEO of KLLM, met with Mr. Stubbs and John Hickerson, the Company’s Chief Operating Officer, to discuss publicly available information about the Company’s operations and the possible involvement of the Duffs with the Company.

On January 31, 2013, the Special Committee met by conference call in two sessions with members of management and representatives of Stephens present.  Stephens reported that Strategic B expressed an interest in resuming discussions for a sale of the Company for cash, shares of Strategic B or a combination.  Strategic B had indicated verbally an interest in acquiring the Company for shares of Strategic B valued at $1.70 per share.  The Special Committee discussed the Company’s higher equipment financing costs compared to that of Strategic B and the synergies that could be realized in an acquisition with stock consideration.  The meeting resumed with a representative of Baker & McKenzie present.  Baker & McKenzie again briefed the Special Committee on the fiduciary duties of directors when considering an acquisition for stock consideration.  The Special Committee directed Stephens to resume discussions with Strategic B.

On February 1, 2013, Stephens and Mr. Stubbs had a conversation with the CEO of Strategic B regarding the status of diligence.

On February 5, 2013, Messrs. Stubbs and Hickerson and the Company’s Chief Financial Officer, John McManama, met with the Duffs, Mr. Richards and Terry Thorton, CFO of KLLM, in the Company’s executive offices to continue discussions regarding the Company’s business and potential interest in a strategic transaction.

On February 14, 2103, Messrs. Stubbs, Hickerson and McManama again met with Messrs. Thomas and James Duff, Richards and Thorton at the Company’s executive offices.  Based on publicly available information, the Duffs indicated that they tentatively valued the Company at approximately $2.20 per share but that they had not yet completed their analysis to indicate a potential purchase price.  Mr. Stubbs indicated that any further discussions regarding an acquisition of the Company would have to be made directly with the Company Board.

On February 19, 2013, representatives of Stephens contacted Thomas Duff by telephone and discussed the Duffs’ interest in acquiring the Company and also sent Krage & Janvey, L.L.P., counsel to the Duffs, a draft confidentiality agreement with customary standstill provisions.

On February 20, 2013, the Special Committee met in person in the executive offices of the Company along with members of management and other directors and representatives of Stephens.  Stephens reported that Strategic B was still interested in a transaction at $1.70 per share in a stock-for-stock transaction.  The next step was for representatives of Strategic B to meet with management in Dallas to perform additional due diligence and potentially submit an indication of interest.  Stephens also reported that a form of confidentiality agreement had been submitted to Krage & Janvey after which the Duffs could commence due diligence and catch up with Strategic B.

On February 23, 2013, Strategic B was provided access to a virtual due diligence data room and commenced due diligence.

On February 22, 2013, Krage & Janvey sent Baker & McKenzie a revised confidentiality agreement with substantially weakened standstill provisions and “fallaway” provisions that would terminate the standstill if another offer were announced or a merger agreement were entered into by the Company.

On February 26, 2013, representatives of Baker & McKenzie and Krage & Janvey spoke by telephone regarding the confidentiality agreement.

On February 26, 2013, the Special Committee met by conference call along with Mr. Stubbs and representatives of Stephens and Baker & McKenzie.  Stephens reported on the status of discussions with Strategic B, and Mr. Stubbs reported on his prior contacts with the Duffs.  The Special Committee instructed Mr. Stubbs to contact Thomas Duff to seek clarification of their intentions.

On February 26, 2013, Mr. Stubbs contacted Thomas Duff by telephone who confirmed the Duffs interest in negotiating an acquisition of the Company for cash at a value of between $2.50 and $3.00 per share, subject to further analysis.

On February 28, 2013, the Duffs formed Parent.

On February 28, 2013, Baker & McKenzie sent Krage & Janvey a revised draft of the confidentiality agreement with substantially the same standstill provisions as originally proposed and weakening any fallaway provisions.

On March 4, 2013, the Duffs filed a Schedule 13D with the Securities and Exchange Commission stating that they had acquired beneficial ownership of 1,050,124 shares of common stock of the Company, representing approximately 5.84% of outstanding shares.  In such Schedule 13D, the Duffs stated an intention to negotiate with the Company Board for an acquisition of the Company but had not made any specific proposal.  On March 1, 2013, the last full trading day before the filing of the Duffs’ Schedule 13D, the Company’s share price closed at $1.66.

On March 11, 2013, Krage & Janvey sent Baker & McKenzie a revised confidentiality agreement that clarified the ability of the Duffs to discuss a proposed transaction with certain of its representatives and deleted the fallaway provisions in their entirety and discussed the revised confidentiality agreement with Baker & McKenzie the same day.  Baker & McKenzie sent a revised draft of the confidentiality agreement that evening.

On March 13, 2013, the Company entered into a confidentiality agreement with the Duffs with customary standstill provisions and no fallaway provisions.

On March 14, 2013, the Duffs and their representatives were granted access to a virtual due diligence data room and commenced due diligence on the Company.

On March 14, 2013, Thomas Duff met with Mr. Stubbs at an FBO at Love Field in Dallas, Texas to discuss the process for discussions and in general the combination of the two businesses.

On March 14, 2013, representatives of Strategic B met with management of the Company at Stephens’s offices for due diligence.

On March 15, 2013, the Duffs amended their Schedule 13D to disclose entering into the confidentiality agreement.

On March 19, 2013, the Company announced its financial and operating results for the quarter and year ended December 31, 2012.  Such results included a net loss of $4.8 million for the fourth quarter, a net loss per diluted share of common stock of $0.27 per share for the fourth quarter and an operating ratio for the fourth quarter of 104.5%.  Borrowings under its revolving credit agreement were $26.2 million with $14.6 million of borrowing capacity remaining, of which utilization of the final $7.0 million would require the Company to maintain a twelve-month fixed charge coverage ratio of at least 1.10:1.00.  The Company’s fixed charge coverage ratio was less than 1.00:1.00 at December 31, 2012.

On March 27-28, 2013, representatives of the Duffs and their affiliated companies met with management of the Company and representatives of Stephens in the Company’s executive offices to review the history and exposure of claims filed against the Company.

On April 1, 2013, representatives of the Duffs met with Messrs. Stubbs, Hickerson and McManama and a representative of one of the Company’s equipment financing providers to discuss the Company’s relationship.

On April 2, 2013, representatives of the Duffs met with Messrs. Stubbs, Hickerson and McManama and a representative of Bank of America to discuss the Company’s revolving credit agreement and other banking relationships.

On April 9, 2013, representatives of the Duffs spoke by telephone with Messrs. Stubbs, Hickerson and McManama to discuss the claims evaluation.

On April 10, 2013, representatives of Baker & McKenzie and Krage & Janvey met to discuss the proposed structure of the transaction.

On April 15, 2013, the Special Committee met by conference call with representatives of Stephens and Baker & McKenzie in attendance without members of management present.  The Special Committee was briefed on the status of discussions with the Duffs and with Strategic B as well as certain valuation issues.  Stephens was authorized to communicate to the Duffs the intent of the Special Committee that all change of control agreements would be amended prior to entering into any definitive agreement to reduce potential severance payments in the event of a change of control to not more than approximately 5% of the deal value in the aggregate and to factor that assumption into any indication of interest for the acquisition of the Company if and when invited to do so by the Company Board.

On April 24, 2013, the Chair of the Special Committee and representatives of Stephens and Baker & McKenzie met by conference call.  Stephens briefed the Chair on the current status of discussions with the Duffs as well as on the inquiries made by a hedge fund manager that also managed a “pledge fund” (“Sponsor C”). The Chair of the Special Committee directed Stephens to enter into a confidentiality agreement with Sponsor C with standstill provisions in customary form and engage in high level discussions regarding a potential transaction and the valuation thereof.

On April 25, 2013, representatives of the Duffs discussed by telephone with Messrs. Stubbs, Hickerson and McManama the Company’s publicly available financials.

On April 26, 2013, Stephens notified the Duffs that continued discussions and diligence may be conditioned on the submission of a non-binding indication of interest.

On April 29, 2013, the Special Committee met by conference call along with representatives of Stephens and Baker & McKenzie without members of management present.  Stephens briefed the Special Committee on the status of discussions with the Duffs, and the Special Committee authorized Stephens to invite the Duffs to a meeting in Stephens’ offices to make a non-binding proposal to acquire the outstanding shares of the Company.

On April 29, 2013, the Company announced its financial and operating results for the quarter ended March 31, 2013.  Such results included a net loss of $3.3 million for the first quarter, a net loss per diluted share of common stock of $0.18 per share for the first quarter and an operating ratio for the first quarter of 104.1%.  During the period, the Company sold its 19.9% equity interest in a trailer and refrigeration unit servicing company for $3.2 million of cash proceeds.  Borrowings under its revolving credit agreement were $25.8 million with $9.7 million of borrowing capacity remaining, of which utilization of the final $7.0 million would require the Company to maintain a twelve-month fixed charge coverage ratio of not less than 1.10:1.00.  The Company’s fixed charge coverage ratio was less than 1.00:1.00 at March 31, 2013.

On May 1, 2013, Stephens and Thomas Duff discussed by telephone a potential meeting to make a non-binding proposal to acquire the Company.

On May 6, 2013, the Special Committee met by conference call along with representatives of Stephens and Baker & McKenzie without members of management present.  Baker & McKenzie briefed the Special Committee on the legal requirements for the Duffs to amend their Schedule 13D to publicly disclose any proposal to acquire the Company should a proposal be made.  The Special Committee discussed the potential negative effects that such disclosure may have on employees, customers and vendors.  Mr. Stubbs was invited to join the meeting, and it was decided to proceed with the meeting with the Duffs.

On May 8, 2013, Strategic B notified Stephens that is was no longer interested in pursuing a strategic transaction with the Company.

On May 8, 2013, the Duffs met with all of the members of the Special Committee in the offices of Stephens.  Also present were representatives of Krage & Janvey, Baker & McKenzie and Stephens.  The Duffs described their due diligence process over the last few weeks and the factors taken into consideration in determining the valuation of the Company and the price per share they were prepared to pay to the Company’s shareholders if the parties were able to negotiate a mutually agreeable definitive agreement.  The proposed price was $2.00 per share in cash for all shares of the Company not already beneficially owned by the Duffs.  The Duffs also discussed the various conditions to signing a definitive agreement and requested a response within the next two weeks.

On May 8, 2013, the Special Committee met in person in the offices of Stephens along with representatives of Stephens and Baker & McKenzie without members of management present to discuss the proposal just made by the Duffs.  The members of the Special Committee requested Stephens to prepare an evaluation of the Duffs’ proposal from a financial point of view, noting that the price to book value ratio of the Duffs’ revised proposal was approximately the same as the price to book value of the Duff’s prior preliminary proposal of $2.50 per share after giving effect to the publicly disclosed decline in book value between the proposals.

On May 10, 2013, the Duffs amended their Schedule 13D to disclose that a proposal had been made to the Company.

On May 10, 2013, the Special Committee met in person in the offices of Stephens along with representatives of Stephens and Baker & McKenzie without members of management present.  Stephens made a presentation regarding a situation overview, a summary of the Duffs’ proposal and a valuation overview of the Company. Stephens noted that the proposal made by the Duffs exceeded the implied stock price per share under all valuation methodologies including the value of the Company as a standalone entity based on management’s best case operating ratio projections for the next fiscal year.  The Special Committee determined to present the Duffs proposal to the full Board.

On May 10, 2013, Stephens received an indication of interest from Sponsor C with respect to a potential acquisition of the Company.  In the indication of interest, Sponsor C stated that it managed a “pledge fund” with the ability to invest $75-100 million in private transactions and had recently acquired an intermodal transportation business.  The pledge fund did not have committed equity capital but would instead present any transaction to its investors for approval, none of which were obligated to invest and any of which could opt out of any transaction.

The indication of interest provided for a non-binding purchase price of $2.50 to $3.00 per share less transaction expenses and anticipated change of control payments.  After clarification by representatives of Stephens, the actual implied offer price would be in the range of $2.22 to $2.72 per share.  The indication of interest was contingent upon obtaining $60 to $65 million of debt financing, consisting of assuming existing notes payable and capitalized lease obligations, which were $16.8 million and $2.4 million, respectively, at March 31, 2013, and continued availability and additional borrowing under the Company’s existing revolving credit agreement of $41 to $46 million.  The indication of interest provided for equity capital of $30 to $35 million by the “pledge fund.”  The indication of interest was subject to satisfactory completion of business, legal, insurance, tax and accounting due diligence.  The indication of interest was contingent upon the Company agreeing to negotiate with Sponsor C on an exclusive basis until July 15, 2013.

On May 13, 2013, the Special Committee met by conference call along with representatives of Stephens and Baker & McKenzie without members of management present.  Stephens made a presentation to the Special Committee of the indication of interest received from Sponsor C, the proposed offer price per share, the proposed financing package and the structure of Sponsor C as a “pledge fund” with no equity capital committed.  Based on current market terms, Stephens expressed the view that the amount of leverage contemplated by the proposed financing package could likely not be obtained on market terms and represented a high risk for completing.  Stephens also discussed the risk of granting exclusivity to Sponsor C would have on continuing discussions with the Duffs, who had not insisted on obtaining exclusivity, and on receiving other proposals since the Duffs’ interest in acquiring the Company was public.  The Special Committee noted that the Duffs’ proposal was fully financed with cash with no additional financing required and also expressed concerns whether management had sufficient capacity to support the volume of diligence being requested by Sponsor C.  The Special Committee directed Stephens to notify Sponsor C that it would be permitted to continue with diligence and meet with management with the goal of submitting a revised indication of interest with less conditionality but that the Company would not grant exclusivity.

On May 14, 2013, during a regular meeting the Company Board met in person in executive session outside the presence of non-director members of management.  Also in attendance were representatives of Stephens and Baker & McKenzie.  Representatives of Stephens made a presentation regarding a situation overview, summaries of the proposal made by the Duffs and the indication of interest received from Sponsor C and a valuation overview of the Company.  The Company Board directed the Special Committee to seek a higher price from the Duffs and to continue to provide diligence information to Sponsor C, but that Sponsor C would not be granted exclusivity.  In connection therewith, Baker & McKenzie briefed the Company Board on the fiduciary duties of directors when considering the sale of the Company for cash consideration.

On May 17, 2013, the Special Committee met by conference call along with representatives of Stephens and Baker & McKenzie without members of management present.  The Special Committee discussed negotiation strategy and agreed that Mr. Stubbs should be present for any negotiations with the Duffs in order to be aligned as to strategy as, in addition to being CEO, he was one of the shareholders for whom the Duffs had indicated would be required to enter into a tender and voting agreement as a condition to the transaction.

On May 22, 2013, the Duffs met with all of the members of the Special Committee and Mr. Stubbs in the offices of Stephens.  Also present were representatives of Krage & Janvey, Baker & McKenzie and Stephens.  During such meeting, the Special Committee requested that the Duffs raise the proposed price to $2.30 to $2.45 per share. The Duffs agreed to raise the proposed price to $2.15 per share, subject to various conditions, including further due diligence.  The Duffs also requested exclusivity and that the Company procure the agreement of two significant shareholders (in addition to Messrs. Russell Stubbs, Mit Stubbs and Hickerson) to enter into tender and voting agreements.

On May 23, 2013, the Company Board met by conference call along with representatives of Stephens and Baker & McKenzie.  Representatives of Stephens made a presentation regarding a situation overview, summaries of the revised proposal made by the Duffs and the status of discussions with Sponsor C and a valuation overview of the Company.  Mr. Armstrong reported the increase in the Duff’s proposed purchase price to $2.15 per share and that the Duff’s proposal was still fully financed with cash and no additional financing required.  Stephens discussed the deal completion risks presented by the proposal submitted by Sponsor C as well as Sponsor C’s request for customer-specific and lane pricing information before Sponsor C could submit a revised, more definitive proposal.  Baker & McKenzie briefed the Company Board on the fiduciary duties of directors in granting exclusivity.  The Company Board determined to move forward with the Duff’s proposal but to negotiate a formal letter of intent with exclusivity provisions only if the two significant shareholders would agree to enter into tender and voting agreements.  The Company Board also determined to waive the standstill provisions under existing confidentiality agreements to permit any such party to submit a confidential proposal to the Company Board for a negotiated acquisition of the Company.

Over the weekend of May 25, 2013, Mr. Stubbs contacted the two significant shareholders to request that they enter into short-term confidentiality agreement to discuss a potential transaction.  The shareholders declined to enter into a confidentiality agreement.

On May 28, 2013, Baker & McKenzie informed Krage & Janvey that the two significant shareholders would be unable to enter into a tender and voting agreement prior to public announcement of a definitive agreement and that the Company was unable to enter into a letter of intent with exclusivity provisions.  The parties agreed to continuing negotiating the terms and conditions of a definitive agreement without a letter of intent and without exclusivity.  Krage & Janvey also requested a meeting with Bank of America, the Company’s lender under its revolving credit agreement, to discuss the possibility of extending the revolving credit agreement beyond the closing of the proposed transaction.

On May 28, 2013, Sponsor C notified Stephens that it would withdraw from discussions if it was not provided lane pricing information, which in the view of management would necessarily reveal customer-specific pricing.

On May 29, 2013, Stephens discussed with Sponsor C various alternatives to providing lane pricing information.  Sponsor C rejected each of the proposed alternatives.

On May 29, 2013, Baker & McKenzie and Krage & Janvey discussed issues related to the requested tender and voting agreements as well as issues related to the executive change of control agreements.

On June 4, 2013, the Special Committee met in person in a joint meeting with the Compensation Committee along with Baker & McKenzie without members of management present to discuss the executive change of control agreements and the process to cause the executives to agree to terminate such change of control agreements as a condition to any transaction with the Duffs.

On June 6, 2013, representatives of the Company, Baker & McKenzie and Krage & Janvey met with representatives of Bank of America to discuss the proposed transaction and the potential banking relationship if a transaction were consummated.

On June 10, 2013, representatives of Baker & McKenzie and Krage & Janvey met in the offices of Krage & Janvey to discuss the executive change of control agreements.  The parties also discussed the proposed terms and conditions of the merger agreement, including a requested “go shop” period, a relatively low termination fee, and the termination of any tender and voting agreement upon a change of Board recommendation or termination of the merger agreement.  Baker & McKenzie also indicated that the Company Board would likely take such actions as would be necessary to cause the executive change of control agreements to be terminated or amended such that the executives would not be entitled to severance payments in the event of a transaction with the Duffs and that as a practical matter all outstanding restricted stock awards that were not performance-based would need to be accelerated and vested no later than the closing due to adverse tax consequences of such awards becoming restricted awards for cash.  At the direction of the Chair of the Special Committee, the terms of any proposed post-closing employment arrangements were not to be communicated to management until the material terms and conditions of the merger agreement had been agreed in principle.

On June 18, 2013, Krage & Janvey sent Baker & McKenzie a letter regarding certain expenses expected to be incurred in connection with the transaction, which were higher than anticipated when the Duffs agreed to a purchase price of $2.15 per share, and raised the possibility of an adjustment to the proposed purchase price if such termination expenses could not be reduced.

On June 19, 2013, Krage & Janvey sent a first draft of a merger agreement to Baker & McKenzie providing for the acquisition of 100% of the outstanding shares of common stock of the Company not already owned by the Duffs or their affiliates by means of a tender offer by Parent to be followed by a back-end merger with Merger Sub.  The draft merger agreement did not include a proposed purchase price.

On June 19, 2013, Mr. Stubbs met with the Duffs at an FBO at Love Field in Dallas and discussed certain transaction expenses as well as post-closing operation of the Company.

On June 20, 2013, Mr. Armstrong and Mr. Stubbs discussed with representatives of Stephens and Baker & McKenzie the Duffs’ concerns about higher than expected transaction expenses and a suggestion of a possible purchase price adjustment.  Baker & McKenzie discussed with Krage & Janvey by telephone such transaction expenses, the analysis and reasoning as to why such expenses were consistent with other public company transactions and why a purchase price adjustment would not be justified.

On June 21, 2013, Mr. Stubbs called Thomas Duff to discuss the favorable recent developments in litigation claims against the Company and certain other expenses.

On June 24, 2013, Special Committee met by telephone conference along with representatives of Stephens and Baker & McKenzie without members of management present to discuss the terms of draft merger agreement.

On June 24, 2013, Thomas Duff called Mr. Stubbs and said that either anticipated transaction expenses be reduced by $1 million or the Company agrees to a reduction in the purchase price to $2.10 per share. If neither action could be taken, the Duffs would terminate discussions with respect to an acquisition of the Company.

On June 24, 2013, representatives of Baker & McKenzie sent a revised version of the draft merger agreement and certain ancillary documents to Krage & Janvey, reflecting Baker & McKenzie’s comments.  Among other changes proposed by the revised draft, the revised merger agreement would (i) permit the Company to solicit other potentially interested buyers for a ten business day period after signing the agreement (i.e., a “go shop” period), (ii) reduce the period of advance notice of any change in board recommendation to two business days from five business days, (iii) reduce the period during which Parent could match a competing proposal to two business days from five business days, (iv) reduce the aggregate period during which Parent could negotiate revised terms to seven business days from fifteen business days, (v) reduce the termination fee to $750,000 from $1,500,000, (vi) eliminate a $250,000 deemed expense reimbursement fee for internal salaries, (vii) eliminate certain tender offer acceptance conditions relating to any pending or threatened litigation challenging the transaction and any “material adverse developments” in any existing litigation, (viii) requiring a limited guarantee by the Duffs of Parent’s performance obligations and (ix) provide an ability for both sides to extend the termination date to February 28, 2014 from November 29, 2013 in the event certain tender offer acceptance conditions were not satisfied by such date.

On June 25, 2013, Krage & Janvey notified Baker & McKenzie that the Duffs had issued instructions to stop working on the transaction.

On June 25, 2013, Mr. Armstrong called Thomas Duff to see if there were any alternatives to a purchase price reduction.  Mr. Duff stated that, if the Company were unable to reduce transaction expenses by $1.0 million, the Duffs were unwilling to move forward without a $1.0 million purchase price reduction.

On June 25, 2013, the Special Committee met by telephone conference along with representatives of Stephens and Baker & McKenzie without members of management present to discuss the situation. The Special Committee, after reviewing the terms and conditions of the applicable engagement letter and the amount and percentage of fees customarily paid to financial advisors in comparable transactions, concluded that it was contractually unable to unilaterally reduce the financial advisory fees or other transaction expenses, which were considered to be at or less than the amount customarily incurred by public companies in similar transactions. The Special Committee resolved to recommend to the Company Board a purchase price reduction to $2.10 per share rather than risk termination of discussions with the Duffs.

On June 25, 2013, representatives of Stephens notified sixteen parties still subject to confidentiality agreements with “standstill” restrictions (which constituted all parties still subject to such “standstill” restrictions with the Company), including Strategic B and Sponsor C, that the Company Board had waived certain standstill provisions to permit such parties to submit to the Company Board confidential proposals for a negotiated acquisition of the Company.

On June 26, 2013, Mr. Armstrong polled the other members of the Company Board, other than a director that was unavailable, and each director indicated support for a purchase price reduction to $2.10 per share under the circumstances.  Mr. Armstrong spoke with Thomas Duff by telephone and communicated that the Company Board could support a purchase price of $2.10 per share.  Mr. Duff indicated that he would instruct his representatives to continue work on the draft form of merger agreement and ancillary documents.

On June 28, 2013, representatives of Baker & McKenzie and Krage & Janvey met in the offices of Krage & Janvey to discuss the terms and conditions of the merger agreement, including, among other topics, the requested “go shop” period, directors and officers insurance requirements post-closing, the offer conditions as they relate to pending litigation, executive change of control agreement and a requested “keepwell” agreement of the Duffs to cause Parent to fulfill its obligations under the merger agreement.

On July 1, 2013, representatives of Baker & McKenzie and Krage & Janvey discussed by telephone the process by which post-closing employment arrangements would be presented to certain executives and other key managers of the Company after the material terms and conditions of the merger agreement had been agreed in principle by the parties.

On July 2, 2013, Krage & Janvey sent Baker & McKenzie a revised draft of the merger agreement for discussion purposes.  The terms and conditions set forth in such draft merger agreement provided for, among other terms and conditions, a ten business day “go shop” period,” a termination fee of $1,500,000, which would be approximately 3.8% of the equity value of the proposed transaction, and a deemed amount of $250,000 of reimbursable expenses of consultants employed by affiliated companies (in addition to reasonable documented out-of-pocket expenses paid or payable to non-affiliates), matching rights for five business days after each takeover proposal and revisions thereof and ten business days in the aggregate, an offer condition for pending litigation related to the Offer, the Merger or the other transactions contemplated thereby, an offer condition for any material adverse development in any pending litigation and an agreement to procure director and officer insurance coverage for a two year period.

On July 3, 2013, Baker & McKenzie discussed by telephone the merger agreement with Krage & Janvey.

On July 8, 2013, representatives of Baker & McKenzie and Krage & Janvey discussed post-closing employment arrangements, the proposed terms of a “keepwell” agreement with the Duffs and the proposed terms and conditions of the merger agreement.  During the discussion, Krage & Janvey proposed a termination fee of $1,150,000, which would be less than 3.0% of the equity value of the proposed transaction, and reimbursement of up to $250,000 of expenses of consultants employed by affiliated companies (in addition to reasonable documented out-of-pocket expenses paid or payable to non-affiliates), matching rights would be limited to three business days each and ten business days in the aggregate, the offer condition for a material adverse development in pending litigation would be limited to judgments or settlements in excess of $750,000 over the amounts reserved therefor on the Company’s balance sheet as of June 30, 2013 and the offer condition for pending litigation related to the Offer, the Merger or the other transactions contemplated thereby would be limited to litigation that would reasonably be expected to result in over $20 million of damages or other costs to the Company.  The parties also discussed several immaterial terms and conditions.

On July 9, 2013, Mr. Stubbs discussed by telephone with Mr. Tommy Duff scheduling for meetings with senior executives to discuss post-closing employment arrangements as well as procurement of a post-closing directors and officers insurance policy.

On July 9, 2013, Krage & Janvey sent Baker & McKenzie a revised draft of the merger agreement.

On July 9, 2013, Baker & McKenzie sent Krage & Janvey a revised draft of the merger agreement reflecting the Company’s position with respect to the covenant to procure and maintain director and officer insurance and the effect of shareholder litigation on the offer conditions.

On July 10, 2013, Krage & Janvey sent Baker & McKenzie a revised draft of the merger agreement.  The parties negotiated various provisions by telephone.

On July 10, 2013, Baker & McKenzie sent Krage & Janvey a revised draft of Annex I to the merger agreement.

On July 10, 2013, Baker & McKenzie, with the authorization of the Chair of the Special Committee, telephoned Mr. Stubbs and for the first time notified him of the post-closing employment arrangements to be offered by the Duffs to him and other members of management.

On July 11, 2013, Messrs. James and Thomas Duff and Messrs. Stubbs, Hickerson and Armstrong, along with representatives of Krage & Janvey and Baker & McKenzie, met at an FBO at Love Field in Dallas, Texas to discuss the remaining open points in the merger agreement regarding offer conditions related to certain litigation and director and officer “tail” insurance coverage.  The Duffs also discussed the contemplated post-closing employment arrangements with each of Mr. Stubbs and Mr. Hickerson with Mr. Armstrong and representatives of Krage & Janvey and Baker & McKenzie in attendance.

On July 12, 2013, the Company Board met to consider the final form of the merger agreement and related transaction documents.  Representatives of Stephens presented an analysis of the financial condition of the Company and the trucking industry, a summary of the financial analysis of the proposed price and the valuation of the Company and their opinion that, based on the assumptions and qualifications set forth in a letter to the Company, the consideration to be received by the public shareholders of the Company is fair from a financial point of view.  A representative of Baker & McKenzie summarized the material terms and conditions of the merger agreement and the related transaction documents and advised the directors on their fiduciary duties.  After extensive discussion, the Company Board unanimously approved the merger agreement and certain ancillary agreements.

On July 12 2013, the Company and the rights agent under the Company’s rights agreement executed the fourth amendment to the rights agreement to provide for, among other items, that a transaction with the Duffs would not result in the Duffs becoming an “acquiring person” or result in a “separation date” occurring.

Members of management and representatives of Krage & Janvey and Baker & McKenzie continued working to complete legal due diligence.  Upon completion of such due diligence, the parties executed and delivered counterparts of the merger agreement to be effective as of July 12, 2013.

On July 15, 2013, at 8:00 a.m. Central time, the Company and Parent issued a joint press release announcing the transaction.

On July 15, 2013, representatives of Stephens contacted approximately twenty-nine potential strategic buyers to inquire about their interest in making a proposal to acquire 100% of the outstanding shares of common stock of the Company.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending by unanimous vote that the Company’s shareholders accept the Offer, tender their Shares to Purchaser in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

The following is a summary of the material factors that, taken as a whole, supported this recommendation:

Significant Premium to Market Price

The Company Board considered the relationship of the Offer Price of $2.10 per share to the historical and projected market price of the Common Stock.  The Offer Price represents a significant premium to the unaffected market price of the Common Stock before the Duffs began purchasing Shares in the open market to accumulate a significant position.  The Offer Price also represents a significant premium to the market prices during the periods prior to the public announcement of the execution of the Merger Agreement.  The Offer Price represents a premium of:

·                  23.5% based on the closing price per Share on July 12, 2013, the last full trading day before the date of the public announcement of the execution of the Merger Agreement;

·                  141.4% based on the closing price per Share on January 2, 2013, the last full trading day prior to the initial publicly reported date of stock purchases by the Duffs;

·                  26.5% based on the closing price per Share on March 3, 2013, the last full trading day prior to the initial Schedule 13D filing made by the Duffs;

·                  39.9% based on the volume-weighted average closing price per Share over the 180-day period ending July 11, 2013;

·                  41.8 % based on the volume-weighted average closing price per Share for the one-year period ending July 11, 2013.

Certainty of Value

The Company Board noted that the form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders while avoiding long-term business risk. Further, the obligation of Parent to consummate the Offer is not subject to any financing conditions, and Parent has represented, and the Company has received evidence from Parent’s bank, that it has sufficient funds on hand to consummate the Offer and to pay for the acquisition of all shares tendered pursuant to the Offer and required to be paid in connection with the Merger.

History of Sustained Net Losses of the Company; High Cost Structure; Challenges for Regaining Profitability

The Company Board carefully evaluated the Company’s current and historical business, financial condition, results of operations, prospects and competitive position, explored different alternatives to enhance shareholder value and came to the conclusion that the Offer is more favorable to the Company’s shareholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone public company.

As part of its analysis, the Company Board considered the risks to the Company as a stand-alone public entity and noted:

·                  the Company’s history of sustained net losses, including net losses for 17 of the last 18 quarters, and operating ratios in excess of 100%;

·                  the Company’s high financing costs, which the Company Board estimated to be significantly higher than the industry average;

·                  management’s lack of success in accurately forecasting financial performance, revenues and expenses, creating uncertainty as to the future prospects for the business;

·                  the Company’s financial condition and limited availability under its revolving line of credit, which could limit the Company’s ability to respond to unforeseen events, such as an adverse judgment in pending litigation or a downturn in the economy;

·                  the difficulties in achieving the Company’s business plan in light of the current and foreseeable market conditions, including risks and uncertainties in the U.S. and global economy generally and the Company’s industry specifically; and

·                  the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 19, 2013, as updated by the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on April 29, 2013.

Consideration of Strategic Alternatives

The Company Board, in consultation with its financial and legal advisors, conducted a comprehensive evaluation of the Company and considered the potential strategic alternatives, including a sale of the truckload line of business and continuing solely as a less-than-truckload carrier.  The Company Board formed a Special Committee consisting exclusively of independent directors.  The Special Committee initially focused on a tiered approach to private equity sponsors with access to capital and transaction experience in the trucking and transportation industry.  When such process did not produce a private equity sponsor willing to continue discussions towards a definitive proposal that would result in a premium to the then-current market prices, the Special Committee expanded its focus on potential strategic buyers in a measured approach to mitigate the risk of the negative consequences that premature disclosure of the Company’s interest in strategic alternatives could have on relations with customers, employees and vendors.  The Company Board considered:

·                  The results of the Company’s sale process described in “Background of the Offer and the Merger” above and discussions with third parties other than the Duffs before the signing of the Merger Agreement and related documents, including contact and meetings with several potential purchasers, none of which submitted a proposal that, in the assessment of the Company Board, would deliver higher value to the Company’s shareholders (taking into account likelihood of closing) than the transaction with the Duffs. For example, the non-binding indication of interest submitted by Strategic B on October 26, 2012 for $2.16 per share in cash was subsequently withdrawn after the announcement by the Company of its financial results for the third quarter of 2012.  Strategic B’s revised proposal in February 2013 was reduced to $1.70 per share in a stock-for-stock transaction and subsequently withdrawn.  Other proposals presented a substantial risk of not closing and other negative consequences.  For example, the non-binding indication of interest submitted by Sponsor C had no debt or equity commitments, provided for a level of debt financing that Stephens advised was not likely to be reasonably available in the marketplace, required exclusive negotiations (which would have ended discussions with the Duffs), and required disclosure of competitively sensitive, lane pricing information that the Special Committee determined would necessarily disclose customer-specific pricing information to a potential competitor.

·                  That, during the four month period beginning on March 4, 2013, when the Duffs publicly disclosed their intent to negotiate an acquisition of the Company, through July 12, 2013, the date the Board approved the Merger Agreement, not one additional strategic buyer had contacted the Company to discuss a strategic transaction.  Also during this period Strategic B had withdrawn its latest proposal to acquire the Company in a stock transaction at $1.70 per share, $0.40 per share less than the $2.10 per share Offer Price proposed by the Duffs.

·                  That over two weeks prior to approving the Merger Agreement, Stephens had notified all parties subject to standstill restrictions that the Company Board had waived such restrictions to permit such parties to submit to the Company Board confidential proposals for a negotiated acquisition of the Company and not one party had indicated any interest in resuming due diligence or submitting a proposal.

After consultation with its financial and legal advisors, the Company Board concluded that further negotiations with the Duffs or any of the other bidders, or seeking to solicit interest from additional third parties, would be unlikely to lead to an offer that would deliver higher value to the Company’s shareholders without risking the offer in hand from the Duffs.  In addition, prolonging the sale process further could have disrupted relations with Customers, negatively impacted the morale of employees and distracted employees and senior management from operating the Company.

Financial Analysis and Fairness Opinion of Stephens

The Company Board took into account the financial analysis conducted by Stephens as well as the opinion of Stephens, which was subsequently confirmed in writing, that, as of July 12, 2013, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the per share Common Stock price of $2.10 in cash for each outstanding Share (the “Consideration”), as specified by the Merger Agreement, was fair, from a financial point of view, to the holders of such stock, and the review of Stephens’s opinion and the analyses underlying it that Stephens provided to the Special Committee. The Company urges shareholders to read carefully and in its entirety Stephens’s opinion regarding the Offer, which is attached hereto as Annex II, and the information contained in “Opinion of Financial Advisor” below for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Stephens.

Favorable Merger Agreement Terms

The Company Board reviewed, in consultation with its legal counsel, the terms of the Merger Agreement and noted the following favorable provisions:

·                  The Merger Agreement provides for a ten business day “go shop” period to permit the Company to solicit potential strategic buyers and continue discussions with any that have submitted a takeover proposal that the Company Board determines, in good faith after consulting with outside legal counsel, constitutes or is reasonably likely to constitute a “superior proposal.”

·                  The Merger Agreement does not preclude third parties from making a “superior proposal” or preclude the Company Board from changing its recommendation after receiving a “superior proposal” or in light of material events not known to the Company Board at the time the Merger Agreement was executed.

·                  The Company Board may change its recommendation if (i) the Company has not breached its non-solicitation covenant, (ii) after consultation with outside counsel, the Company Board determines in good faith that a failure to do so would be inconsistent with its fiduciary duties under applicable law, (iii) Parent shall have been provided with at least three business days prior notice and (iv) if made in connection with a “takeover proposal” (as described below) and the Company Board shall have determined, in good faith and after consultation with its financial advisor, that such takeover proposal constitutes a “superior proposal” (as described below), the Company shall have provided Parent with the material terms and conditions and other facts of such takeover proposal, the Company shall have given Parent three business days after receipt of the notice of change of Board recommendation to propose revisions to the Merger Agreement and shall have negotiated in good faith with respect to such proposed revisions and, after considering the results of such negotiations and taking into account the proposals made by Parent, after consultation with outside legal counsel, the Company Board has determined in good faith that the failure to change its recommendation would be inconsistent with its fiduciary duties; provided that concurrently with such termination the Company pays Parent a termination fee of $1.15 million (which is approximately 3.0% of the equity value implied by the Offer and approximately 1.4% of the enterprise value implied by the Offer), plus reimbursement for the expenses of affiliates to supply personnel used as consultants of Parent in connection with the transactions contemplated by the Merger Agreement, not to exceed $250,000.00, plus the reasonable, documented out-of-pocket legal fees, expenses or costs incurred by Parent and certain of its affiliates, and other reasonable out-of-pocket fees incurred by Parent and certain of its affiliates, including costs incurred in connection with due diligence, negotiation and preparation of the Merger Agreement and the documents contemplated therein, which the Special Committee believes is customary for transactions of this type, and should not deter any interested third party from making, or inhibit the Special Committee from approving, a superior proposal if such were available.

·                  The Merger Agreement was the product of arms-length negotiations.

·                  The Offer provides for a cash tender offer for all outstanding Shares, subject to the satisfaction of certain conditions, thereby enabling the Company’s shareholders, at the earliest possible time, to obtain the applicable Offer Price in exchange for their Shares (thereby reducing uncertainty that would result from a long period between signing and closing).

·                  If the Offer is consummated, Merger Sub will be merged with and into the Company promptly after the closing of the Offer and the holders of the Shares that were not accepted for purchase in the Offer (other than Shares that are held by (i) the Company, Purchaser, Merger Sub or any of their respective affiliates, including as a result of an exercise by Purchaser of the Top-Up Option, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) shareholders of the Company, if any, who properly perfect their appraisal rights under the TBOC in connection with the Merger) and will receive the same price per share of Common Stock as they would have received in the Offer.

·                  The availability of appraisal rights in connection with the Merger to shareholders who comply with all of the required procedures under the TBOC.

Use of Special Committee

The Company Board formed the Special Committee, which was comprised of three independent directors, for the purpose of evaluating possible transactions.  The Special Committee used independent financial advisors and legal counsel to render advice with respect to the proposed transaction.  The Special Committee was given the authority to negotiate the Transaction and monitor and control any discussions with management regarding post-closing employment arrangements.  The Special Committee met several times outside of the presence of management and negotiated directly with the Duffs.  As a result, the Company Board felt that adequate procedures had been implemented to ensure that the process and negotiations were conducted in a manner most likely to obtain the best transaction reasonably available to the shareholders.

Amendment to Change in Control Agreements

The Company Board noted that each of the officers with executive change of control agreements agreed to amend such agreements to eliminate potential severance payments in connection with the consummation of the Offer and the Merger and to terminate such agreements after six months.

Post-Closing Employment Arrangements

The Company Board considered that the post-closing employment arrangements with management were structured in a manner to ensure that the Duffs offered the best price for the benefit of the shareholders.  The Company Board noted that the members of management made concessions in their compensation in order to facilitate a transaction to the benefit of the shareholders. In particular, the Company Board considered the following:

·                  Mr. Stubbs, President and Chief Executive Officer, and Mr. Hickerson, Chief Operating Officer, each agreed to reductions in annual base salary post-closing.

·                  The structure of the retention bonus payments offered to Messrs. Stubbs and Hickerson require their continued service for at least a year post-closing before such bonuses will vest, thereby reducing the risk to the Duffs of management turnover post-closing.

·                  The Company’s executive officers were not permitted to discuss their post-closing employment arrangements with the Duffs until after the Offer Price and the material terms and conditions of the Merger Agreement had been negotiated and agreed in principle by the Special Committee, and then only in the presence of a Special Committee member.

Speed and Likelihood of Consummation

The Company Board noted that the structure of the transaction as a two-step tender offer with a Top-Up Option provides the potential for the shareholders to receive the Offer Price on an accelerated time frame (and potentially reduces uncertainty during the pendency of the transaction).  Further, the structure of the Offer increases the likelihood that the Offer and the Merger will be consummated because:

·                  Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

·                  The consummation of the Offer is conditioned on greater than sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares being validly tendered in the Offer and not validly withdrawn (the “Minimum Condition”).

·                  The conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of Purchaser or Merger Sub and, in the judgment of the Company Board, are likely to be satisfied.

·                  Concurrently with the execution of the Merger Agreement, shareholders controlling, in the aggregate, approximately 12.8% of the outstanding Shares executed Voting and Tender Agreements, pursuant to which they agreed to tender their Shares in the Offer and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Tender and Voting Agreements.

The Company Board also considered the business reputation and capabilities of the Duffs and their substantial financial resources, including their ownership of Southern Tire Mart and KLLM.

Keepwell Agreement; Specific Performance

The Company Board noted that the Duffs agreed directly with the Company in the Keepwell Agreement that they will take no action, or omit to take any action, that would cause a withdrawal from, stop-payment, or lien upon Purchaser’s funds for its financial obligations under the Merger Agreement, subject to the terms and conditions stated therein, which would provide a direct right of action against the Duffs in the event that the Minimum Condition and the other conditions to the Offer were satisfied and the Duffs caused Purchaser to no longer be financially able to purchase the Shares validly tendered and not withdrawn.

The Company Board also noted that the Company is entitled to specific performance to prevent breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Purchaser’s obligations to effect the Offer closing have been satisfied or waived.

Other Considerations

In the course of reaching the determinations and decisions and making the recommendation described herein, the Company Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer and the Merger, including the following:

·                  The risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of the attention of the Company’s directors, executive officers and employees, the potential loss of employees, customers and business partners and the incurrence of significant transaction costs.

·                  While the consummation of the Offer gives the Company’s shareholders the opportunity to realize a premium over the prices at which the Shares were traded before the public announcement of the Merger Agreement and over the unaffected share price before the Duffs began purchasing Shares in the open market, tendering of Shares in the Offer and the consummation of the Offer would eliminate the opportunity for shareholders to participate in any possible future growth and profits of the Company.

·                  The all-cash consideration to be received by the Company’s shareholders who are U.S. persons in the Offer and the Merger would be taxable to such shareholders who have a gain for U.S. federal income tax purposes.

·                  The ability of Purchaser to match competing proposals for up to ten business days in the aggregate and the fact that the Company may be required to pay Purchaser a termination fee of up to $1.15 million, plus reimbursement for additional expenses, while potentially having the effect of discouraging third parties from proposing a competing proposal, were conditions to Parent’s willingness to enter into the Merger Agreement and in the judgment of the Company Board were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s shareholders

·                  The restrictions on the conduct of the Company’s business before the completion of the Offer and the Merger, generally requiring the Company to conduct its business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that could possibly arise pending completion of the Offer and the Merger, whether or not consummated.

·                  The risk that certain conditions to the Offer related to pending litigation or litigation relating to the Offer, the Merger or any of the other Transaction may not be satisfied or waived, which would cause the Offer and the Merger not to be consummated.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s shareholders outweighed the risks and uncertainties of the Offer and the Merger.

At a meeting held on July 12, 2012, after receiving presentations of legal and financial advisors and evaluating the above factors and the conduct of its own review and other relevant factors, the Company Board by unanimous vote: (i) determined that the Offer and the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and its shareholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) recommended that the shareholders of the Company accept the Offer and tender their Shares, subject to the terms and conditions of the Merger Agreement; (iv) recommended that the shareholders of the Company adopt the Merger Agreement and if applicable, vote in favor of the Merger contemplated thereby, subject to the terms of the Merger Agreement; (v) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares; and (vi) approved for all purposes the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement to exempt such agreements and transactions from any anti-takeover laws.

The foregoing discussion of information and factors considered by the Company Board and the reasons for making its recommendations are not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board and the material reasons for making its recommendations. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger and the related reasons for making their recommendations, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of the Company were aware of the interests of the Company’s directors, executive officers and affiliates as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of Stephens, Financial Advisor

Stephens was retained as a financial advisor in January 2012 to assist the Special Committee and the Company Board in analyzing potential strategic alternatives, including such alternatives that could lead to a possible sale of the Company. As part of its engagement, at the request of the Special Committee, Stephens provided its written opinion as to the fairness, from a financial point of view, to the Company’s public shareholders of the $2.10 per share cash consideration to be received by the Company’s public shareholders in the Offer and Merger pursuant to the Agreement. For the purposes of Stephens’ opinion, the “public shareholders” of the Company means the holders of outstanding shares of the Company’s Common Stock, other than Parent and its directors, officers and affiliates and the directors, officers, managers and affiliates of the Company. On July 12, 2013, Stephens delivered its opinion and explained to the Special Committee and the Company Board and subsequently confirmed in a written opinion, dated July 12, 2013, that, as of that date and based upon and subject to the assumptions, procedures, factors, limitations and qualifications stated in its written opinion, the $2.10 per share cash consideration to be received by the public shareholders of the Company in the Offer was fair to them, from a financial point of view.

Stephens provided the opinion described above for the information and assistance of the Special Committee and the Company Board in connection with its consideration of the approval of the Agreement. The terms of the Agreement, including the amount and form of the consideration payable pursuant to the Agreement to the public shareholders, were determined through negotiations between the Company and Parent, and were approved by the Company Board. Stephens did not recommend the amount or form of consideration payable pursuant to the Agreement. Stephens has consented to the inclusion within this Schedule 14D-9 of its opinion and the description of its opinion appearing under this subheading “Opinion of Stephens, Financial Advisor.” The full text of the written opinion of Stephens, dated July 12, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II.

Stephens’ opinion does not address the merits of the underlying decision by the Company to engage in the Offer or Merger, the merits of the Offer or the Merger as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is the opinion intended to be a recommendation to any person as to how to act regarding the Offer or how to vote on the proposal to adopt the Agreement. In addition, except as expressly set forth in Stephens’ opinion, Stephens was not asked to address, and Stephens’ opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company other than the public shareholders.

Stephens was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. Stephens’ fairness opinion committee approved the issuance of Stephens’ opinion.

In connection with its opinion, Stephens has:

·                  reviewed and analyzed certain publicly available financial statements and reports regarding the Company;

·                  reviewed and analyzed certain internal financial statements and other financial and operating data (including a financial forecast for 2013) concerning the Company prepared by the management of the Company;

·                  reviewed the reported prices and trading activity for the Common Stock of the Company;

·                  compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies that Stephens deemed relevant to its analysis and their securities;

·                  reviewed the financial terms, to the extent publicly available, of certain other transactions that Stephens deemed relevant to its analysis;

·                  reviewed the most recent draft provided to Stephens of the Agreement and related documents;

·                  discussed with management of the Company the operations of and future business prospects for the Company;

·                  assisted the Special Committee with its deliberations regarding the material terms of the Merger and negotiations with Parent; and

·                  performed such other analyses and provided such other services as Stephens deemed appropriate.

In rendering its opinion, Stephens relied on the accuracy and completeness of the information and financial data provided to it by the Company and of the other information reviewed by it in connection with the preparation of its written opinion, and Stephens’ opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The management of the Company has assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company, and it has not been furnished with any such evaluations or appraisals; nor has it evaluated the solvency or fair value of the Company or Parent under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecasts prepared by the management of the Company, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Stephens’ written opinion is necessarily based upon market, economic, and other conditions as they existed and could be evaluated, and on the information made available to Stephens, as of the date of its opinion. Stephens has also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which the analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by Stephens in this regard, it does set forth those considered by Stephens to be material in arriving at its written opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Premium Analysis

Stephens analyzed the consideration to be received by holders of the Common Stock pursuant to the Agreement in relation to the closing price of the Common Stock on July 11, 2013, the average closing price during the 7- day period and the 30- day period preceding July 11, 2013, the volume- weighted average prices of the Common Stock for the 30- day, 1- year and 2- year periods ended July 11, 2013 and the closing prices that were unaffected by the Duff Brothers open market purchases of the Company’s Common Stock and their related filings. This analysis indicated that the price per share to be paid to the holders of shares of the Common Stock pursuant to the Merger Agreement represented a premium of:

·                  23.5% based on the closing stock price on July 11, 2013 of $1.70 per share;

·                  23.1% based on the 7- day average closing price of $1.71 per share;

·                  23.2% based on the 30- day average closing price of $1.70 per share;

·                  22.6% based on the 30- day volume- weighted average price of $1.71 per share;

·                  39.9% based on the 1- year volume- weighted average price of $1.50 per share;

·                  41.8% based on the 2- year volume- weighted average price of $1.48 per share;

·                  141.4% based on the closing stock price the day prior to the initial publicly reported date of stock purchases by the Duff Brothers of $0.87 per share (January 2, 2013);

·                  26.5% based on the closing stock price the day prior to the initial 13D filing made by the Duff Brothers of $1.66 per share (March 3, 2013).

Implied Transaction Multiples

Stephens calculated select implied transaction multiples for the Company based upon the Merger and financial information provided by the Company’s management. Stephens calculated an implied equity value by multiplying $2.10 by the aggregate number of shares of the Common Stock on a fully diluted basis (including stock options on a net exercise basis). Stephens then calculated an implied enterprise value based on the implied equity value plus net indebtedness, which we refer to as “Enterprise Value.” As used within the description of Stephens’ financial analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, “EPS” means earnings per share and “LTM” means last twelve months.

The results of these analyses are summarized in the table below:

Company Multiple (1)

Enterprise Value to:
LTM Adjusted EBITDA	48.3x
2013E Adjusted EBITDA (estimated)	4.9x

Price to:
LTM EPS	N/M	(2)
Book Value as of March 31, 2013	1.5x

(1)  Based on $2.10 Offer Price

(2)  No multiple implied due to negative LTM EPS

Comparable Companies Analysis

Stephens analyzed the public market statistics of certain other transportation companies deemed relevant by Stephens to its analysis and examined various trading statistics and information relating to those companies. Stephens selected the companies below because aspects of their businesses and operating profiles are reasonably similar to that of the Company. No selected company identified below is identical to the Company. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of those selected companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data. In choosing relevant companies to analyze, Stephens selected the following companies:

Truckload Comparable Companies

·                  Celadon Group, Inc.

·                  Covenant Transportation Group

·                  Heartland Express

·                  Knight Transportation

·                  Marten Transport

·                  P.A.M. Transportation Services

·                  Swift Transportation

·                  USA Truck

·                  Werner Enterprises

Less-Than-Truckload Comparable Companies

·                  Arkansas Best Corp.

·                  Con-Way, Inc.

·                  Old Dominion Freight Line, Inc.

·                  Saia, Inc.

·                  Vitran Corporation Inc.

·                  YRC Worldwide

Stephens examined the market trading multiples for each company based on the July 11, 2013 closing price and information publicly available at that time, including the multiples of Enterprise Value to Adjusted EBITDA, price to EPS and price to book value. The results of these analyses are summarized in the table below:

Truckload Comparable Companies

	Company (1)	Selected Companies Mean (2)	Selected Companies Range (2)
Enterprise Value to:
LTM Adjusted EBITDA	48.3x	6.3x	4.5x – 8.7x
2013E Adjusted EBITDA (estimated)	4.9x	5.7x	4.2x – 7.4x

Price to:
LTM EPS	N/M	17.7x	13.4x – 20.6x
2013E EPS (estimated)	32.9x	16.6x	12.5x – 18.9x
Book Value	1.5x	2.0x	0.7x – 4.0x

Less-Than-Truckload Comparable Companies

	Company (1)	Selected Companies Mean (2)	Selected Companies Range (2)
Enterprise Value to:
LTM Adjusted EBITDA	48.3x	7.6x	5.1x – 9.7x
2013E Adjusted EBITDA (estimated)	4.9x	6.8x	4.9x – 8.8x

Price to:
LTM EPS	N/M	21.0x	16.1x – 25.5x
2013E EPS (estimated)	32.9x	18.2x	12.8x – 22.6x
Book Value	1.5x	2.4x	0.9x – 3.6x

(1) Based on $2.10 Offer Price

(2) Based on Closing Price as of July 11, 2013

Based on this data and its understanding of the relative operating, financial and trading characteristics of the selected companies and of the Company, Stephens derived a range for the implied value per share of the Common Stock of $0.00—$2.21. Stephens noted that the Offer Price of $2.10 per share for the Common Stock was near the upper end of this range.

Comparable Transactions Analysis

Stephens reviewed the financial terms of selected trucking acquisition transactions deemed relevant to its analysis by Stephens announced since January 1, 2000 with Enterprise Values below $115 million. The following transactions were reviewed by Stephens (in each case, the first named company was the acquiror and the second named company was the acquired company and the transaction date is noted parenthetically):

·                  Celadon Group / Teton Transportation (February 29, 2012);

·                  Celadon Group / Glen Moore (December 15, 2011);

·                  Transforce, Inc. / I.E. Miller Services, Inc. (November 30, 2011);

·                  Celadon Group / Martini Transportation (October 1, 2011);

·                  Celadon Group / American Eagle (October 1, 2011);

·                  Tenex Capital Management / LinkAmerica Corporation (July 18, 2011);

·                  Western Express / Smithway Motor Xpress (October 29, 2007);

·                  Covenant Transport / Star Transportation Inc. (September 14, 2006);

·                  Maverick Transportation / Schneider (Specialized Division) (July 31, 2006);

·                  Sun Capital Partners / Jevic Transportation, Inc. (July 3, 2006);

·                  Goldner Hawn Johnson & Morrison / Transport Corporation of America (February 28, 2006);

·                  BBT Acquisition Corporation / Boyd Bros. Transportation Inc. (September 13, 2004);

·                  Jefferies Capital Partners / Arnold Transportation Services (July 23, 2003);

·                  Estes Express Lines, Inc. / G.I. Trucking Services, Inc. (August 2, 2001);

·                  Advantage Management Group / Kenan Transport Company (April 30, 2001); and

·                  High Road Acquisition Group / KLLM Transport Services, Inc. (July 20, 2000).

Stephens considered these selected trucking acquisition transactions to be reasonably similar, but not identical, to the Merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the Merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data.

For the selected transactions listed above, Stephens used publicly available financial information to determine the multiple of Enterprise Value to LTM EBITDA and Equity Value to Book Value for each transaction.

	Company (1)	Mean Selected Transactions	Range
Enterprise Value to:
LTM Adjusted EBITDA	48.3x	4.0x	2.0x – 5.2x

Equity Value to:
Book Value	1.5x	1.3x	0.7x – 2.2x

(1) Based on $2.10 Offer Price

Based on this data, its understanding of the relative operating and financial characteristics of the target company and of the Company, and its understanding of the market, economic and other conditions as they existed as of the date of the selected transactions and of its opinion, Stephens derived an implied value range of $0.00—$1.66 per share of the Common Stock. Stephens noted that the Offer consideration of $2.10 per share for the Company Common Stock was above this range.

Premiums Paid Analysis

Stephens performed a premiums paid analysis based upon the premiums paid in 444 precedent public merger and acquisition transactions. The transactions utilized within the analysis were completed since January 1, 2008 and involved U.S. targets with transaction value less than $200 million. In the premiums paid analysis, Stephens analyzed the premiums paid based on (i) the closing stock price of the target one day prior to announcement of the transaction; (ii) the closing stock price of the target seven days prior to announcement of the transaction; and (iii) the closing stock price of the target thirty days prior to announcement of the transaction. The medians for the one day, seven day, and thirty day premiums were 40.0%, 40.0% and 45.3%, respectively. In addition, Stephens calculated the percentage distributions of premiums from <0% to >100% in 10% increments. The results of this analysis are set forth below:

	Percent of Transactions
Premium	1 Day	7 Day	30 Day

> 100%	10.6%	12.2%	15.5%
90.0% - 100.0%	3.8%	2.9%	2.9%
80.0% - 90.0%	3.4%	5.0%	4.5%
70.0% - 80.0%	6.5%	6.8%	7.9%
60.0% - 70.0%	5.6%	6.3%	5.6%
50.0% - 60.0%	9.2%	6.3%	8.8%
40.0% - 50.0%	10.4%	10.6%	9.2%
30.0% - 40.0%	10.1%	11.5%	8.8%
20.0% - 30.0%	10.4%	10.4%	10.6%
10.0% - 20.0%	9.7%	7.7%	8.1%
0.0% - 10.0%	9.5%	9.5%	6.5%
<0%	10.8%	11.0%	11.5%

Stephens noted that the Merger consideration of $2.10 per share represented a premium of 23.5% over the closing share price of the Company on July 11, 2013, a premium of 19.3% over the closing share price 30 days prior to announcement of the transaction and a premium of 141.4% over the closing share price on the day prior to the Duff’s initial publicly reported date of open market purchases.

Historical Trading Analysis

Stephens analyzed the historical daily closing prices per share of the Common Stock for the one- year period ending July 11, 2013. Stephens noted that during this period, the 52- week low (reached on November 30, 2012) and 52- week high (reached on August 29, 2012) closing prices per share of the Common Stock were $0.75 and $2.50, respectively. Stephens further noted that the Offer Price of $2.10 per share for the Common Stock was within the 52- week range for the closing prices per share of the Common Stock for the one- year period ended July 11, 2013.

Discounted Cash Flow Analysis

A discounted cash flow analysis (DCF) is a standard valuation methodology that is typically completed in conjunction with other valuation methodologies, whereby a company’s projected free cash flows over the forecasted timeframe and expected terminal valuation at the end of the projected period are discounted at the company’s weighted average cost of debt and equity capital to arrive at a range of expected current values.  A DCF analysis depends, among other factors, upon projections of the company’s cash flows, the prices and terms on which the company can expect to borrow money and the company’s expected cost of capital.  In recent months, the relative unpredictability of the Company’s cash flows and limited availability of liquidity have hampered the Company’s efforts to develop reliable projections for future years.  As a result, the input data needed to perform a DCF analysis were not available to the Company, and no quantitative value of the Company derived through this valuation methodology was included in Stephens’ analyses.

As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens expects to pursue future investment banking services assignments from participants in the Merger. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Merger.

Relationships with the Parties

The Company retained Stephens based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated January 17, 2012, a fee of $250,000 became payable to Stephens upon the delivery of its written opinion. Under the terms of the January 17, 2012 letter agreement, Stephens will be entitled to receive an additional fee of approximately $1.6 million upon consummation of the Merger. The Company has also agreed to reimburse Stephens for certain of its out- of- pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and to indemnify Stephens against potential liabilities arising out of its engagement, including certain liabilities that could arise in connection with its fairness opinion.  During the last two year period, Stephens has received no fees, other than as described above, from the Company or its directors, officers or greater than 10% shareholders.  Stephens does not have and has not had any investment banking relationship with, or received any fees from, Parent, Merger Sub, the Duffs or any of their respective affiliates; but Stephens may seek to provide future investment banking services to Parent or its affiliates.

Use of Financial Projections

The management of the Company provided Stephens with certain non-public business and financial information about the Company in connection with the preparation of the fairness opinion and related financial analyses. The information provided to Stephens included financial projections for the remainder of fiscal year 2013. These same projections were provided to Parent in connection with Parent’s due diligence review.

The Company’s management projections are summarized below:

	Q1 A	Q2 E	Q3 E	Q4 E	2013 E

Revenue	$97,831	$108,866	$108,233	$107,429	$422,359
Operating Income	$(4,030)	$4,018	$160	$2,205	$2,352
Net Income	$(3,255)	$3,512	$(324)	$1,769	$1,698
Interest Expense	$822	$449	$426	$379	$1,740
Tax provision	$52	$57	$57	$57	$228
Depreciation & Amortization	$3,575	$3,632	$3,634	$3,634	$14,485
EBITDA	$1,151	$7,650	$3,794	$5,839	$18,477
Gain on Sale	$(1,649)	$—	$—	$—	$(1,649)
Adjusted EBITDA	$(455)	$7,650	$3,794	$5,839	$16,828
Earnings per Share	$(0.18)	$0.19	$(0.02)	$0.10	$0.09

In connection with its review of strategic alternatives, management elected to include Adjusted EBITDA in its projections provided to Stephens and Parent because management believed that these are among the primary metrics that would be used by prospective buyers to evaluate a potential acquisition. However, these metrics are non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering Adjusted EBITDA in connection with the preceding projections, readers should understand that interest expense and the cash required to service interest or principal payments on existing indebtedness or indebtedness that the Company may incur in the future may have a significant impact on the Company’s future net income and cash flows and that future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. You should not unduly rely on Adjusted EBITDA in evaluating the preceding projections, and should consider Adjusted EBITDA only after considering the potential impact of, and variance in, interest expense and tax payments going forward. Additionally, the following table reconciles the Adjusted EBITDA for the last twelve months ended March 31, 2013 to its corresponding GAAP based measures presented above.

	Q2 2012	Q3 2012	Q4 2012	Q1 2013	LTM
Net Income	$1,071	$(5,663)	$(4,815)	$(3,255)	$(12,662)
Equity in Earnings of Limited Partnership / Gain on Sale	(97)	(211)	(326)	(1,649)	(2,283)
Interest Expense and Other	527	537	690	822	2,576
Tax provision	56	41	48	52	197
Depreciation & Amortization	3,471	3,318	3,510	3,575	13,874
Adj. EBITDA	$5,028	$(1,978)	$(893)	$(455)	$1,702

The Company’s non-public business and financial information and projections that the Company provided to Stephens or Parent during the course of Stephens’ or Parent’s due diligence investigation were provided solely in connection with such investigation and not expressly for inclusion or incorporation by reference in any Offer Documents. There is no assurance that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Parent and Stephens. The projections set forth above were provided to Stephens and was the information upon which Stephens, with the Company’s consent, relied and performed its financial analysis of the Company for the purpose of delivering its fairness opinion, as noted above. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them.  The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects.  As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.  The projections reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control.  Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and in the corresponding item of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

The inclusion of the above projections should not be regarded as an indication that any of the Company, Stephens, Parent or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.  However, these projections are the projections that the Company’s management informed Stephens is the case that the Company’s management believes reflect best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and accordingly, upon which, with the Company’s consent, Stephens relied and performed its financial analysis of the Company.

None of the Company, Stephens, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Company’s shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Stoney M. Stubbs, Jr., S. Russell Stubbs, and John Hickerson, and have entered into Tender and Voting Agreements, pursuant to which each has agreed, in his or its capacity as a shareholder of the Company, to tender all of his or its Shares, as well as any additional Shares that he or it may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Tender and Voting Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

ITEM 5.                                                PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to a letter agreement dated January 18, 2012, the Company, on behalf of the Company Board, engaged Stephens to act as its financial advisor in connection with the Transactions and, in connection with such engagement, to deliver to the Company Board its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, the Company has agreed to pay Stephens a transaction fee of approximately $1.81 million, $0.25 million of which became payable to Stephens upon the delivery of its written opinion and $1.56 million of which is payable upon the closing of the Offer. In addition, the Company has agreed to reimburse Stephens for its expenses, including attorneys’ fees and disbursements, and to indemnify Stephens and related persons against various liabilities, including certain liabilities under the federal securities laws. The Company Board engaged Stephens as its financial advisor for various reasons, including the Company Board’s belief that Stephens is a nationally recognized investment banking firm that has substantial experience in the trucking and transportation industry and in transactions similar to the transactions contemplated by the Merger Agreement. Additional information pertaining to the retention of Stephens by the Company is set forth in Item 4 under the heading “Opinion of Stephens, Financial Advisor.”

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

In connection with the Offer, Purchaser has retained the Registrar and Transfer Company as depositary for the Offer (the “Depositary”) and Eagle Rock Proxy Advisors, LLC as its information agent (the “Information Agent”). Each of the Depositary and the Information Agent will receive customary compensation, and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer.  Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

ITEM 6.                                                INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days before the date of this Schedule 14D-9, except with respect to the Top-Up Option (as defined below), the Tender and Voting Agreements, and the following transactions:

Name	Transaction Date	Number of Shares	Price per Share if applicable	Nature of Transaction
Stoney M. Stubbs, Jr.	5/23/13	156,258	—	(1)
Stoney M. Stubbs, Jr.	7/16/13	48,095	$2.10	(2)

(1)                                 On May 23, 2013, Mr. Stubbs transferred 156,258 Shares he held individually to a family limited partnership.

(2)                                 On July 16, 2013, Mr. Stubbs purchased 48,095 Shares in a private transaction from third parties in settlement of an outstanding loan to such third parties secured by such shares.

ITEM 7.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or the transactions related to the Merger Agreement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph

Item 8.                                                         ADDITIONAL INFORMATION

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s shareholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company has granted Purchaser an irrevocable right (the “Top-Up Option”), which Purchaser may exercise following consummation of the Offer, if necessary, to purchase from the Company, at a price per share equal to the Offer Price, the number of Shares (the “Top-Up Option Shares”) equal to the lesser of: (i) the number of newly issued Shares that, when added to the number of Shares owned by Purchaser and any of its subsidiaries at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares then outstanding after giving effect to the issuance of the Top-Up Option Shares or (ii) the aggregate number of shares of Common Stock that the Company is authorized to issue under its organizational documents, but that are not issued and outstanding (and are not subscribed for, reserved for issuance or otherwise committed to be issued) at the time of exercise of the Top-Up Option; provided, however, that the obligation of the Company to deliver the Top-Up Option Shares is subject to the conditions that (i) no law or order prohibits the exercise or delivery of the Top-Up Option without Shareholder approval; and (ii) Parent has accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn The Top-Up Option will terminate upon the earlier to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms.

Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Purchaser or Merger Sub, either in cash or by delivery of a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares less any cash paid for such Top-Up Option Shares, or any combination thereof. Any promissory note issued will be in the form attached as Exhibit B to the Merger Agreement and shall include the following terms: (i) the maturity date shall be one year after issuance, (ii) the unpaid principal amount of the promissory note shall accrue simple interest at the short-term applicable federal rate as of the date of the note, compounded quarterly, (iii) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice, and (iv) the promissory note shall be with full recourse to Purchaser.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and TBOC Section 10.006

The Company Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the TBOC. Under Section 10.006 of the TBOC, if Purchaser owns at least 90% of the outstanding Shares by virtue of the Offer, Purchaser will be able to effect the Merger without a vote by the Company’s shareholders. If Purchaser owns less than 90% of the issued and outstanding Shares by virtue of the Offer, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares will be required under the TBOC to effect the Merger.

State Takeover Laws

A number of states (including Texas, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, shareholders, principal executive offices or principal places of business therein.  To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, the Company believes there are reasonable bases for contesting such laws.

The Company is incorporated in Texas and is subject to Subchapter M of Chapter 21 of the TBOC (the “Business Combination Law”).  In general, the Business Combination Law prevents an “affiliated shareholder” or its affiliates or associates from entering into or engaging in a “business combination” with an “issuing public corporation” during the three-year period immediately following the affiliated shareholder’s acquisition of shares unless: (i) before the date the person became an affiliated shareholder, board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or (ii) not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates at a meeting of shareholders called for that purpose.

For the purposes of the Business Combination Law, an “affiliated shareholder” is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares.  A “business combination” is defined generally to include: (i) mergers or share exchanges with an affiliated shareholder; (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation to an affiliated shareholder; (iii) certain issuances or transaction by the corporation that would increase the affiliated shareholder’s number of shares of the corporation; (iv) certain liquidations or dissolutions under any agreement with an affiliated shareholder; and (v) the direct or indirect receipt of tax credit, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

An “issuing public corporation” is defined generally as a Texas corporation with 100 or more shareholders of record, any voting shares registered under the Exchange Act, or any voting shares qualified for trading in a national securities exchange.

In accordance with the provisions of Section 21.606 of the TBOC, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, as described in “Item 4. The Solicitations and Recommendation” above. Therefore, the restrictions of Subchapter M of Chapter 21 of the TBOC are inapplicable to the Merger and the transactions contemplated by the Merger Agreement, including the Offer.

Appraisal Rights

The Company’s shareholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has voted against the Merger (unless no vote of the shareholders of the Company is required by the TBOC in connection with the Merger pursuant to the provisions of Section 10.006 of the TBOC) or has not consented to the Merger in writing if the Merger is to be approved by the written consent of the shareholders of the Company, and who otherwise complies with the applicable statutory provisions of Subchapter H of Chapter 10 of the TBOC will be entitled to demand fair value of such Shares. At the Effective Time, all such Shares will automatically be cancelled and will cease to exist or be outstanding, and each holder will cease to have any rights with respect to the Shares, except for the rights provided pursuant to the provisions of Subchapter H of Chapter 10 of the TBOC. The Company is required to give us notice of any written demands to exercise dissenter’s rights with respect to any Shares, attempted withdrawals of such demands and any other instruments served on the Company pursuant to the TBOC. We have the right to participate in negotiations and proceedings with respect to demands for fair value under the TBOC. The Company will not offer to make or make any payment with respect to, or settle or offer to settle, any such demands for payment of the fair value of any such Shares without Purchaser’s prior written consent. This value may be more or less than, or the same as, the Offer Price.

Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the dissenter’s Shares, as of the day preceding the effective date of the Merger, required to be paid in cash to such dissenting holders for their Shares.  Any appreciation or depreciation in the value of the Shares occurring in anticipation of the Merger or as a result of the Merger must be specifically excluded from the computation of the fair value of the ownership interest. In addition, such dissenting shareholders would be entitled to receive payment of interest accruing from the 91st day after the effective date of the Merger until the date of the judgment determining the fair value of their Shares.  In computing the fair value of the Shares, consideration must be given to the value of the Company as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability.  The appraiser appointed by the court to determine the fair value of the Shares is entitled to examine the books and records of the Company and may conduct investigations as the appraiser considers appropriate.  Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the dissenter’s Shares, including, among other things, asset values and earning capacity.  Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

The foregoing summary of the rights of dissenting shareholders under the TBOC does not purport to be a complete statement of the procedures to be followed by Company shareholders desiring to exercise any available dissent and appraisal rights.

The preservation and exercise of dissent and appraisal rights require strict adherence to the applicable provisions of the TBOC. Failure to follow the steps required by the TBOC for perfecting dissent and appraisal rights may result in the loss of such rights. You cannot exercise dissent or appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated.  If you tender your Shares into the Offer, you will not be entitled to exercise dissent and appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements do not apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws.  However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our Named Executive Officers (as such term is defined in Regulation S-K) that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the merger-related compensation payable to our Named Executive Officers. The amounts set forth in the table are estimates based on the assumption that the Offer is consummated at the Offer Price.

Name	Cash ($)	Equity ($)(1)	Pension/NQDC ($)	Perquisites/Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
S. Russell Stubbs (2)	—	$254,382	—	—	—	—	$254,382
John Hickerson (2)	—	$228,974	—	—	—	—	$228,974
Steven D. Stedman (3)	—	—	—	—	—	—	$0.00

(1)                                 These amounts represent the accelerated vesting in connection with the Transactions of the following Restricted Shares for each Named Executive Officer: Mr. Stubbs, 121,134 Restricted Shares; Mr. Hickerson, 109,035 Restricted Shares; and Mr. Stedman, 0 Restricted Shares. These amounts are based on the Offer

Price of $2.10 per Shares. No amounts are included for the exercise or the acceleration of unvested Options whose exercises prices are less than the Offer Price.

(2)                                 Mr. Stubbs and Mr. Hickerson each amended his Change in Control Agreement pursuant to which neither will receive any severance or change in control payment under the Change in Control Agreement in connection with the Transactions. However, if the Company were to engage in a similar series of transactions with a party other than the Duffs or their affiliates, each of Mr. Stubbs and Mr. Hickerson would receive additional payments in connection with those transactions unless similar arrangements were made with such party.

(3)                                 Does not include compensation that may become payable to Mr. Stedman under the terms of a special retention award arrangement between the Company and Mr. Stedman. Mr. Stedman is entitled to a retention bonus of $20,000 if Mr. Stedman remains employed by the Company on August 31, 2013, or such earlier time if his employment is terminated by the Company without cause. The above table assumes Mr. Stedman will not be terminated without cause on or before August 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the acquisition of the Company by Purchaser. All statements relating to plans, strategies, objectives, expectations and intentions, all statements identified by words such as “will”, “could”, “should”, “believe”, “expect”, “intend”, “plan”, “schedule”, “estimate”, “project”, and similar expressions and all statements other than historical facts included in this communication, including, but not limited to, the statements regarding the timing and the closing of the tender offer and merger transactions, the expected benefits of the transaction, any plans to operate the Company post-closing and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; any material adverse development in pending or threatened litigation involving the Company; other business effects, including effects of industry, economic or political conditions outside the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. The Company expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about the Company is available at www.ffeinc.com.

ITEM 9.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated July 22, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Duff Brothers Capital Corporation on July 22, 2013 (the “Schedule TO”)).

(a)(1)(ii)*	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement as published in USA Today on July 22, 2013 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(1)(viii)	Press Release, issued July 15, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(a)(1)(ix)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(2)*	Opinion of Stephens, Inc., dated July 12, 2013 (included as Annex II to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger by and among Duff Brothers Capital Corporation, Duff Brothers Subsidiary, Inc., and Frozen Food Express Industries, Inc., dated as of July 12, 2013 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(2)

Tender and Voting Agreement by and among Duff Brothers Capital Corporation, Duff Brothers Subsidiary, Inc., and Stoney M. Stubbs, Jr., dated as of July 12, 2013 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(3)

Tender and Voting Agreement by and among Duff Brothers Capital Corporation, Duff Brothers Subsidiary, Inc., and S. Russell Stubbs, dated as of July 12, 2013 (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(4)

Tender and Voting Agreement by and among Duff Brothers Capital Corporation, Duff Brothers Subsidiary, Inc., and John Hickerson, dated as of July 12, 2013 (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(5)

Keepwell Agreement made by James E. Duff and Thomas M. Duff in favor of Frozen Food Express Industries, Inc., dated as of July 12, 2013 (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(6)

First Amendment to the Amended and Restated Change of Control Agreement by and between Frozen Food Express Industries, Inc. and S. Russell Stubbs, dated as of July 12, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(7)

First Amendment to the Amended and Restated Change of Control Agreement by and between Frozen Food Express Industries, Inc. and John Hickerson, dated as of July 12, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 15, 2013).

(e)(8)

Confidentiality Agreement by and between Duff Brothers Capital Corporation and Frozen Food Express Industries, Inc., dated as of March 13, 2013 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of Thomas Milton Duff, filed with the SEC on March 15, 2013).

*              Included in materials mailed to the shareholders of the Company.

SIGNATURE

After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

	By :	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: July 22, 2013

ANNEX I

FROZEN FOOD EXPRESS INDUSTRIES, INC.

1145 Empire Central Place

Dallas, Texas 75247

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (this “Information Statement”) is being mailed on or about July 22, 2013 to holders of record of common stock, par value $1.50 per share (the “Common Stock”), of Frozen Food Express Industries, Inc., a Texas corporation (the “Company” or “FFE”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Duff Brothers Capital Corporation, a Texas corporation (“Purchaser”), and its control persons to purchase all of the shares of Common Stock of FFE that are issued and outstanding (including FFE restricted shares subject to vesting conditions, the “Restricted Shares”) not already owned by its control persons (the “Shares”). Purchaser is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement and is controlled by Thomas Milton Duff and James Ernest Duff (the “Duffs”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s shareholders to at least a majority of the seats on the Company’s Board of Directors (the “Company Board,” “Board of Directors” or “Board”).  Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2013, by and among Purchaser, Duff Brothers Subsidiary, Inc. (“Merger Sub”) and the Company (as such agreement may be amended, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 22, 2013 to purchase the Shares at a purchase price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (the “Disclosure Document”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”  Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, Eastern time, on Friday, August 16, 2013.  Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Purchaser will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn.  Copies of the Disclosure Document and the accompanying Letter of Transmittal are being mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and its control persons with the Securities and Exchange Commission (the “SEC”) on July 22, 2013.

Following consummation of the Offer, the Merger Agreement provides that, upon its terms and subject to the satisfaction or waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and together with the Offer, the “Transactions”), and the Company will continue as the surviving corporation and wholly-owned subsidiary of Purchaser (the “Surviving Corporation”).  Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than Shares that are held by any shareholders who properly demand appraisal in connection with the Merger and shares then owned by Purchaser, Merger Sub, FFE or any of their affiliates) will be converted into the right to receive the Offer Price, payable to the holder thereof, without interest, subject to any withholding taxes required by applicable law.

The Merger Agreement provides that, upon the initial acceptance for payment by Purchaser of Shares tendered pursuant to the Offer and at all times thereafter, Purchaser is entitled to designate such number of directors, to the extent permitted by applicable law and the rules of NASDAQ, rounded up to the next whole number, to the Company Board that is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors designated by Purchaser) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Purchaser and any of its affiliates bears to the total number of Shares then outstanding.

In connection with the foregoing, the Company and the Company Board will take all actions necessary to (i) appoint to the Company Board the individuals designated by Purchaser and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the Company’s bylaws if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board, and (ii) cause Purchaser’s designees to be so appointed at such time.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Purchaser, Merger Sub, and Purchaser’s designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE COMPANY BOARD

The Purchaser has informed the Company that promptly following its payment for Shares pursuant to the Offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Company Board by requesting that the Company provide it with the maximum representation on the Company Board to which it is entitled under the Merger Agreement.  The Purchaser has informed the Company that it will choose its designees to the Company Board from among the persons identified below.  The following table sets forth, with respect to each individual who may be designated by the Purchaser, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Name	Age	Present Principal Occupation or Employment and Employment History
James M. Richards, Jr.	49

President and Director of Merger Sub since its formation in 2013;
Since 2008, President and CEO of KLLM Transport Services, LLC, a refrigerated truckload carrier;
From 2005-2008, Chief Operating Officer of KLLM Transport Services, LLC.

Terry W. Thornton	48

Chief Financial Officer, Treasurer, and Director of Merger Sub since its formation in 2013;
Since 2011, Chief Financial Officer of KLLM Transport Services, LLC, a refrigerated truckload carrier;
From 2008-2011, Director of Finance at Windward Petroleum, a lubricants distributor;
From 2002-2008, Chief Financial Officer at Total Transportation of Mississippi, LLC, a dry truckload carrier.

Janet Price	45

Secretary and Treasurer of Purchaser and Secretary of Merger Sub since their formations in 2013;
Since 2003, controller of Southern Tire Mart, LLC, a commercial tire dealer and retread manufacturer;
From 1999 — 2003, Chief Financial Officer for First Federal Bank for Savings.

Keven Gale Haddox	52	Since 2004, Operations Manager for Southern Tire Mart, LLC, a commercial tire dealer and retread manufacturer.
Jeffery S. Carter	49	Since 1992, Vice President of Stewart Sneed Hewes/BancorpSouth Insurance Services, Inc., specializing in the placement of insurance programs for the transportation industry.
Percy Lee Thornton	65	Since 1982, Chief Executive Officer and Chairman of Southern States Utility Trailer Sales, Inc., a semi trailer dealership.

Name	Age	Present Principal Occupation or Employment and Employment History
Michael W. Madison	65

Since 1993, Managing Partner and Chief Financial Officer of B27, LLC, an engineered pump and systems manufacturer;
Since 2008, Managing Partner of B47 Investment Fund 1, LLC, a holding company for a software company (Intelliquip LLC) and a real estate leasing entity (Reynolds RE, LLC);
Mr. Madison is a certified public accountant.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience and leadership roles in the trucking, commercial tire sales, insurance, trailer sales, and related industries and expertise in accounting and financial matters, the Purchaser believes each of the designee Directors is qualified to serve on the Company Board.  Moreover, the Purchaser believes that at least three (3) of its designees (Mr. Carter, Mr. Percy Thornton, and Mr. Madison) would qualify as independent, as defined by Rule 5605(a)(2) of the NASDAQ Market rules and for purposes of Rule 10A-3 under the Exchange Act and at least one (1) of its designees (Mr. Madison) would qualify as an audit committee financial expert.

The Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser’s designees to the Company Board has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries.  The Purchaser has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that the Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Common Shares pursuant to the Offer, which cannot be earlier than August 20, 2013, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Company Board.  To the extent the Company Board will consist of persons who are not nominees of Purchaser, the Company Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

GENERAL INFORMATION CONCERNING THE COMPANY

As of the close of business on July 16, 2013, there were 18,175,818 Shares issued and outstanding.  1,050,124 of such Shares were owned by the Purchaser.  Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders.  None of the Purchaser’ designees are the beneficial owners of any Shares.

CURRENT BOARD OF DIRECTORS

The Company’s Board of Directors currently consists of two employees of the Company, the Company’s Chief Executive Officer and President, and the Company’s Chief Operating Officer (“COO”), one non-employee, non-independent director and six non-employee, independent directors.  Though the members of the Company Board have been selected to provide a wide range of viewpoints, the atmosphere of the Company’s Board is professional and collaborative. Preparation, engagement and participation are expected from the Company’s directors and the Company insists on high personal and professional ethics, integrity and values.  All of the Company’s current directors satisfy such requirements.  The Company Board has adopted Corporate Governance Guidelines, which are observed by all directors.  With a diverse mix of experience, backgrounds and skill sets, the Company Board believes it is well positioned to represent the best interests of the shareholders.  The principal occupation, specific experience, qualifications, attributes or skills and certain other information about the current directors are set forth below.

Stoney M. Stubbs, Jr., Non-Executive Chairman of the Board since 2011, Director since 1980.  Mr. Stubbs, 76, has been the Company’s non-executive Chairman of the Board since March 1, 2011 and previously served as Chairman of the Board and Chief Executive Officer beginning on January 15, 2010.  He previously served as Chairman of the Board, President and Chief Executive Officer since 1980.  Mr. Stubbs joined the company in 1960 as a management trainee and subsequently advanced through the organization until ultimately being appointed to Chairman, President and Chief Executive Officer in 1980.  Mr. Stubbs has extensive experience in the transportation industry, having served as Chairman of the Truckload Carriers Association and the Texas Motor Transportation Association.  Mr. Stubbs continues to serve on the Board of Directors of the Truckload Carriers Association and the Advisory Committee for the Texas Motor Transportation Association, as well as serving as Vice President at large for the American Trucking Association.  Mr. Stubbs has been honored with leadership awards from the Truckload Carrier Association and the Texas Motor Transportation Association.  Mr. Stubbs brings five decades of experience in the transportation industry as an industry leader and served as the Company’s Chairman of the Board, President and Chief Executive Officer for over 30 years.  Mr. Stubbs graduated from Texas A&M University and is the father of S. Russell Stubbs, the Company’s Chief Executive Officer, President and a Class I Director.

T. Michael O’Connor, Director since 1992.  Mr. O’Connor, 58, is a fifth generation South Texas rancher, entrepreneur and businessman.  He has been Chief Executive Officer of O’Connor Ranch, with interests in agriculture and energy, since 1990.  Since January 2005, he has served as Sheriff of Victoria County, Texas. Mr. O’Connor currently serves as President of the South Texas Coastal Sheriff’s Alliance consisting of twenty-four counties in South Texas.  He is also Chairman of the Law Enforcement Alliance Project and a member of the Project Safe Neighborhood Task Force of the Southern District through the United States Attorney’s Office.  Mr. O’Connor serves on the Ethics and Standards Committee of the National Sheriff’s Association.  Mr. O’Connor is a former Vice Chairman of the Texas A&M University System Board of Regents and served on the Texas State Government Management Task Force.  He was appointed to serve on the Texas Border Security Council by Governor Rick Perry in 2007, which advises on homeland security issues. He has more than thirty years of experience in law enforcement and as a successful businessman.  Mr. O’Connor brings expertise in governance, leadership, safety, security and ethics to the Company’s Board.  His knowledge and leadership in law enforcement and border security provides direction to the Company’s South Texas and border operations.  Over the past thirty-two years, Mr. O’Connor has been actively involved in various businesses and agencies related to agriculture, banking, energy, higher education and law enforcement, which have allowed him to gain experience in the areas of enterprise restructuring, policy and procedures, budgeting, audit review, investments and acquisitions.  Mr. O’Connor has over twenty years of experience on the Company’s Board and has in-depth knowledge of the company’s operations.  Mr. O’Connor is also a member of the Company’s Audit Committee.  Mr. O’Connor is a graduate of Texas A&M University.

Jerry T. Armstrong, Director since 2003.  Mr. Armstrong, 74, has been Chairman, Chief Executive Officer and Director of Wind Associates, Inc., a private investment and management company, since 1997. From June 1988 to June 1997, Mr. Armstrong was Chairman, President and Chief Executive Officer of Merchants, Inc., and from February 1984 until June 1988, he was President and Chief Executive Officer of the Wedge Group, Inc., both parent corporations of diversified transportation companies. He also served on the Board of Directors of Landstar System, Inc. from March 1991 until May 1994. Over a forty-nine year career, Mr. Armstrong held chief executive positions with and served on the boards of ANR Freight Systems, Inc., Garrett Freight Lines, Inc., Riss International, Inc., Landair Corporation and Johnson Motor Lines, Inc., all transportation related companies.  His extensive career in transportation and leadership roles in large trucking entities provides Mr. Armstrong with the experience and wisdom to be an effective member of the Company’s Board of Directors.  Mr. Armstrong serves as the Chair of the Company’s Audit Committee and is an Audit Committee financial expert.  He is a graduate of the University of South Alabama and received post-graduate education through the senior executive program at the Wharton School of Business at the University of Pennsylvania.

Barrett D. Clark, Director since 2007.  Mr. Clark, 40, has been Managing Partner of Clark Cattle Company, a ranching operation with holdings throughout the United States and Mexico, since 1995.  He also manages Trinity Country Real Estate, a land investment and brokerage company with domestic and international property holdings.  Additionally, Mr. Clark sits on the oversight board of Breck Operating, Inc., a privately-owned oil and gas operating company with properties in 17 states and Canada.  Mr. Clark brings significant experience in managing large multi-location operations.  His background in agricultural products and ranching provides significant insight into the workings of bringing commodity driven products to market.  He is an experienced negotiator, which he has used to the Company’s benefit in various Board assignments.  Mr. Clark has been very active in the improvements made to the Company’s corporate governance initiatives.  Mr. Clark serves on both the Company’s Audit Committee and NCGC and is a graduate of the Texas Christian University, M.J. Neeley School of Business.

Kevin K. Kilpatrick, Director since 2009.  Mr. Kilpatrick, 60, has been co-owner and Chief Operating Officer of Stramit USA, a manufacturer of a building material made from wheat and rice straw, since December 2011. He is also Managing Partner of New Covenant Exploration LLC, a gas/oil operating company. Mr. Kilpatrick was Chairman and Chief Executive Officer of DFW Paving LLC, a concrete and asphalt company that he formed in 2006 and sold in January 2011.  He also was co-owner and Executive Vice President of Sky USA Precision Manufacturing LLC, which specializes in full service precision machining to the commercial, military and aerospace industries, until it was sold in October 2011. Mr. Kilpatrick has twenty-two years executive level experience as a corporate executive and entrepreneur.  Over a thirty year period at PESCOR Plastics as Vice President, and later President, he led the company to an annualized sales growth of over $50 million, leading to a merger with Berry Plastics.  During his time at Berry Plastics, Mr. Kilpatrick developed several proprietary cup designs, including the Coca-Cola Contour Cup, which has sold over one billion units.  Mr. Kilpatrick brings to the Company Board, and Company, the entrepreneurial expertise that has successfully launched two companies in disparate industries.  Mr. Kilpatrick has proven expertise in sales and marketing, operations, finance and new product development.  In his executive roles, Mr. Kilpatrick has developed strategic third party alliances for the benefit of his companies.  His position as an executive in the construction industry provides experience in capital intensive organizations within challenging, high-turnover employment environments.  Mr. Kilpatrick brings a strong customer service background that is well suited to the challenges of the transportation industry.  Mr. Kilpatrick serves on the Company’s Compensation Committee and is a graduate of Texas Christian University.

S. Russell Stubbs, Chief Executive Officer and President, Director since 2005.  Mr. Stubbs, 49, has served as the Company’s Chief Executive Officer and President since March 1, 2011 and previously served as the Company’s President beginning on January 15, 2010.  He has also been serving as a Director since 2005.  Previously, he served as Senior Vice President and Chief Operating Officer beginning on May 17, 2006.  Mr. Stubbs served as President of Lisa Motor Lines, Inc., the Company’s dedicated truckload subsidiary, from 1999 until 2006.  He joined FFE Transportation Services, Inc., the Company’s primary operating subsidiary, in 1986 as a management trainee.  Mr. Stubbs has significant experience in both the Company’s less-than-truckload operations and truckload operations.  While at Lisa Motor Lines, he oversaw the acquisition and consolidation of two separate companies, Middleton Transportation Company and Great Western Express.  In 1996, Mr. Stubbs demonstrated the versatility of his talents by leading an eighteen month project to design, test and implement a new operating system for the company’s truckload operations.  In 1999, Mr. Stubbs was asked to assume the position of President of Lisa Motor Lines with the goal to grow the Company and enhance profitability.  Over the next several years, Lisa grew by thirty-three percent with steady margin improvement.  Through his twenty-seven years of service to the Company, a complex temperature controlled transportation and logistics enterprise, Mr. Stubbs brings to the Company Board and the Company a unique comprehension of the Company’s strategies and operations.  This understanding of transportation extends beyond the Company through his involvement in various state and national transportation organizations.  Mr. Stubbs has served as Chair of the Texas Motor Transportation Association (“TMTA”), Chair of the TMTA Foundation and Chair of the Regulatory and Advisory Committee of the Truckload Carriers Association (“TCA”).  Mr. Stubbs now serves on the Executive Committee and as an Officer of the TCA.  He has also been very active in the American Trucking Association.  In 2009, Mr. Stubbs was recognized with the Leadership Award by the TMTA.  Mr. Stubbs graduated from Texas A&M University.  He is the son of Stoney M. Stubbs, Jr., the Company’s non-executive Chairman of the Board.

Brian R. Blackmarr, Director since 1990.  Mr. Blackmarr, 71, has been President and Chief Executive Officer of Fusion Laboratories, Inc., an information technology services and proprietary software company, since January 2002.  Mr. Blackmarr, a Registered Professional Engineer and Certified Arbitrator, is a widely known consultant in software and technical services.  He has brought several software products to market and has conducted professional seminars on a variety of technical topics in five continents.  Mr. Blackmarr founded B.R. Blackmarr and Associates, the predecessor to Fusion Laboratories, Inc.  He has also served on the IT Advisory

Council for Texas Tech University.  Mr. Blackmarr’s extensive technology experience has been beneficial in providing guidance to the Company and Board of Directors in information technology related matters as the transportation industry has become more dependent on technology to improve service and hold costs in check.  His experience in marketing, product development and as a business founder and entrepreneur contributes greatly to corporate strategy and governance.  Mr. Blackmarr has been a major contributor to the Company Board, and Company, for two decades.  Mr. Blackmarr serves as the Chairman of the Company’s Compensation Committee and serves as a member of the Company’s NCGC.  He is a graduate of The University of Texas at Austin, holding both a Bachelor of Science and a Master of Science in Mechanical and Industrial Engineering.

W. Mike Baggett, Director since 1998.  Mr. Baggett, 66, has been Chairman Emeritus and Shareholder of Winstead PC, a Dallas-based business law firm of 300 lawyers, from 2006, and was their Chairman and Chief Executive Officer from 1992. He has successfully argued six published opinions of the Texas Supreme Court and has tried over fifty commercial claims at the trial level.  Mr. Baggett is a well-known author and lecturer before judicial conferences, bar associations, law schools, trade and industry groups.  His expertise in law includes commercial and securities litigation, and he is Board Certified in Civil Trial Law.  His forty years of experience as an attorney for public and private entities provides valuable guidance to the Company’s Company and the Company’s Board of Directors in all aspects of corporate law, corporate governance and finance. Mr. Baggett’s almost fifteen years as a member of the Company Board allows him significant insight and experience to help shape the direction of the Company.  Mr. Baggett serves as the Chairman of the Company’s NCGC and serves as a member of both the Company’s Audit Committee and Compensation Committee. Mr. Baggett is a graduate of Texas A&M University, where he received his degree in accounting, and the Baylor School of Law, cum laude.

John T. Hickerson, Executive Vice President and Chief Operating Officer, Director since 2009.  Mr. Hickerson, 61, has been the Company’s Executive Vice President and Chief Operating Officer since January 15, 2010 and previously served as Senior Vice President and Chief Marketing Officer of the Company beginning on February 25, 2009.  Additionally, he served as Senior Vice President and Chief Marketing Officer of FFE Transportation Services since September 26, 2007 and as President of FFE Logistics, Inc. since January 15, 2007, both wholly-owned subsidiaries of the Company.  From January 2006 until January 2007, Mr. Hickerson was Chairman and CEO of Pacer Transport, Inc.  From January 2004 until November 2005, he was Vice President of Domestic Intermodal at Burlington Northern Santa Fe Railway. Mr. Hickerson’s experience also includes tenures at Con-Way Transportation Services as President of Con-Way Southern Express from 1989 through 2002 and as President of the Roadway Regional Group in 2003.  He also served on the Board of Directors for Blue Wing Global Logistics in 2006 and 2007.  Mr. Hickerson brings over thirty-three years of diversified transportation experience to the Company and the Board of Directors.  He has served as Chairman of the Texas Motor Transportation Association, as Texas State Vice President of the American Trucking Association, on the Board of Directors of the Texas Chamber of Commerce and is currently a member of the Texas Motor Transportation Association Executive Committee.  In addition, Mr. Hickerson’s extensive background in diversified transportation sales and operations gives him a unique perspective for his leadership position on the Company Board and in the Company.  Mr. Hickerson graduated from Centenary College and received post graduate education through the UCLA Anderson School of Business and Columbia University’s Senior Executive Program.

EXECUTIVE OFFICERS

The table below sets forth certain information regarding the Company’s principal officers including the Company’s current executive officers:

Name	Age	Position
S. Russell Stubbs	49	Chief Executive Officer and President
John T. Hickerson	61	Executive Vice President, Chief Operating Officer
Steve Stedman	57	Vice President and Interim Chief Financial Officer and Treasurer

See S. Russell Stubbs’ biography above.

See John T. Hickerson’s biography above.

Steve Stedman, Vice President and Interim Chief Financial Officer and Treasurer. Mr. Stedman, 57, has been the Company’s Vice President and Interim Chief Financial Officer and Treasurer since May 17, 2013. In this role, Mr. Stedman serves as the Company’s principal financial officer and principal accounting officer on an interim basis. From May 2010 to May 17, 2013, Mr. Stedman was Vice President and Controller of FFE Transportation Services, Inc., a principal subsidiary of the Company. From November 2009 to May 2010, he was Vice President, Finance of FFE Transportation Services, Inc. and joined the Company in early 2009 as Director of Financial Planning and Analysis.  From 2007 to 2008, Mr. Stedman was with Con-Way Transportation Services, then a $4.7 billion freight transportation and logistics services company, serving as its Director of Finance from July 2007.  Mr. Stedman has 16 years of senior level financial experience in the transportation industry, preceded by 15 years at senior level positions in the retail and distribution industries.  Mr. Stedman is a certified public accountant.

CORPORATE GOVERNANCE

The Company is committed to having sound corporate governance principles.  Having such principles is essential to running the Company’s business with integrity and maintaining the Company’s credibility with the Company’s customers, the Company’s vendors, the Company’s employees, the Company’s shareholders and the general public.  The Company’s Board of Directors has adopted charters for the following standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.  The charters for these committees, as well as the Company’s Code of Business Conduct and Ethics (the “Code of Ethics”) and the Company’s Policy Regarding Related Party Transactions may be accessed under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s website at http://financials.ffex.net.  You may also request copies of these documents, without charge, from the Company’s Corporate Secretary. Such requests should be directed to the Company’s Corporate Secretary at Frozen Food Express Industries, Inc., 1145 Empire Central Place, Dallas, Texas 75247 or emailed to secretary@ffex.net.

The Code of Ethics applies to all of the Company’s Directors and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The Code of Ethics addresses all NASDAQ Stock Market (“NASDAQ”) content requirements and includes provisions addressing conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of the Company’s assets, compliance with the Company’s policies, and with laws, rules and regulations.  No waivers of the Code of Ethics were requested or granted in 2012.

The Company Board, its standing committees and management remain committed to proactive pursuit of best practices of corporate governance, accountability and transparency. The Company’s website has links to the Company’s filings with the Securities and Exchange Commission (the “SEC”), including all Forms 3, 4 or 5 filed pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Additional information may be accessed under the “Investors” section of the Company’s website at http://financials.ffex.net, including information on the composition and functions of the Company’s Board of Directors and its committees and instructions for submission of shareholder communications to the Company Board.

Board of Directors - Meetings and Committees

The Company’s Bylaws provide that the Company’s Board shall consist of nine Directors.  The Company Board has affirmatively certified that none of the Company’s six non-employee Directors (Jerry T. Armstrong, W. Mike Baggett, Brian R. Blackmarr, Barrett D. Clark, Kevin K. Kilpatrick and T. Michael O’Connor) has any material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of NASDAQ director independence standards.  Accordingly, a substantial majority of the Company Board is currently independent, which is consistent with the SEC rules and the NASDAQ director independence standards.

The Company’s Board met in person or by teleconference five times during the year ended December 31, 2012.  The Company’s Board has three standing committees: the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each of which selected a committee chairman from its members.  Only independent Directors serve on the Company Board’s standing committees.  During 2012, each incumbent Director other than T. Michael O’Connor, attended at least 75% of the meetings held by the Company’s Board of Directors and the committees of which he was a member. Mr. O’Connor attended 65% of the meetings held by the Company’s Board of Directors and the committees of which he was a member.  The membership of each of the committees and the number of meetings held by each committee during 2012 is reflected in the following table:

Name of Independent Director	Audit	Compensation	Nominating
Jerry T. Armstrong	Chairman
W. Mike Baggett	X	X	Chairman
Brian R. Blackmarr		Chairman	X
Barrett D. Clark	X		X
Kevin Kilpatrick		X
T. Michael O’Connor	X
Number of committee meetings in Fiscal 2012	8	4	2

X = Committee member

Director Attendance at the Annual Meetings of Shareholders

Absent unusual circumstances, the Company expects all the Company’s Directors to attend all annual meetings of shareholders. All Directors attended the Company’s 2012 annual meeting.

Board Leadership Structure and Role in Risk Oversight

The Company’s Board consists of nine board members, six of whom are independent within the meaning of NASDAQ listing standards.  Key to the Company’s risk oversight is the requirements that all Board members who comprise the membership of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee must be independent.  Each of these three committees is led by a committee chairman.  The agenda for each committee meeting is set by the chairman, and each committee is required to report on its work to the full Board.  The Company’s independent directors meet in executive session as often as they deem appropriate, typically coinciding with regular Board meetings. Jerry T. Armstrong presides as chairman of the Company’s independent director meetings and Brian R. Blackmarr keeps the meeting minutes.

The Company Board is responsible for oversight of the Company’s risk management.  Much of this is managed by the Audit Committee as required by the Audit Committee Charter.  The Audit Committee is responsible for having discussions and reviews with the independent registered public accounting firm outside the presence of management and for reviewing with management financial and enterprise risk, including guidelines related to how this risk is managed; critical accounting policies; company compliance programs; internal control and supervision of the Internal Audit department; reviewing reports from legal counsel; reviewing earnings releases and external reporting; and other reports, policies and programs as deemed necessary or directed by the Audit Committee Charter.  The Audit Committee is responsible for communication of all functions to the full Board of Directors.  The Nominating and Corporate Governance Committee, in conjunction with the Audit Committee, is responsible for risk assessment as it relates to corporate governance and the Code of Ethics.  The Company’s Code Compliance Officer reports to the Nominating and Corporate Governance Committee.  The Compensation Committee assesses risks related to any compensation programs.

The full Board of Directors receives regular reports from the Company’s Vice President of Risk Management concerning all risk management programs.  Additionally, the independent directors of the Company Board review all legal issues that could present significant risk to the Company.  The Company Board believes that the work performed by all Board committees and required reporting by corporate management, as well as the leadership provided by the Chairman and Chief Executive Officer provides effective oversight of the Company’s risk management function.

The Company believe that the make-up of the Company Board, with a majority of independent directors who meet regularly as an independent body and provide leadership through the independent committees they chair, coupled with dividing the positions of non-executive Chairman of the Board and Chief Executive Officer between two individuals with extensive experience within the Company, provides the most effective form of leadership going forward for the Company.  This structure provides both a non-executive to oversee the Board of Directors and a clear lead executive of the Company’s Company, who may be seen by the Company’s shareholders, customers, business partners and employees as providing strong leadership for the Company and within the Company’s industry and as a fervent member of the Company’s communities.

Compensation Risk Assessment

The Company’s compensation programs have been designed with features that discourage executives from taking unnecessary and excessive risks. The Company has reviewed the Company’s compensation policies and practices for all employees and concluded that any risks arising from the Company’s policies and programs are not reasonably likely to have a material adverse effect on the Company. The Company believes the Company’s programs reflect sound risk management practices including:

·                  using a variety of compensation vehicles to provide a balance of long and short-term incentives with fixed and variable components;

·                  capping the Company’s Discretionary Bonus Plan awards at 100% of compensation;

·                  providing for the Compensation Committee to have discretion over pre-tax targets and percentages to be used to calculate bonuses for the subsequent fiscal year under the Executive Plan, providing the bonuses are exempt from the limitation set forth in Section 162(m) of the Code; and

·                  providing for the Company’s restricted stock awards to vest over three years, so while the potential compensation an executive can receive through the restricted stock awards is tied directly to appreciation of the Company’s stock price, taking excessive risk for a short term gain is incompatible with an executive officer maximizing the value of equity incentive awards over the long term.

Consideration of Director Nominees; Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee (“NCGC”) include certain corporate governance activities in connection with the administration of the Code of Ethics.  The NCGC’s charter outlines its primary responsibilities. The Company’s NCGC consists of W. Mike Baggett (Chairman), Brian Blackmarr and Barrett D. Clark, each of whom is independent within the meaning of the NASDAQ listing standards.  The NCGC met two times in the last fiscal year.  The NCGC has the responsibility to periodically assess, develop and communicate with the Company’s Board concerning the appropriate criteria for nominating and appointing Directors, including the Company’s Board’s size and composition, applicable listing standards and laws, individual Director performance, expertise, experience, willingness to serve actively, number of other public and private company boards on which a Director candidate serves, consideration of Director nominees timely proposed by shareholders in accordance with the Company’s Bylaws and other appropriate factors. Other specific duties and responsibilities of the Company’s NCGC include recommending to the Company’s Board the individuals to be nominated for election as Directors at each annual meeting of shareholders, identifying and recommending to the Company’s Board the appointees to be selected by the Company Board for service on the committees of the Company Board, retaining and terminating any search firm used to identify Director candidates, overseeing an annual review of the performance of the full Board and performing any other activities the Company’s Board considers appropriate. The Company’s Board considers the recommendations of the NCGC with respect to the nominations of directors to the Company Board, but otherwise retains authority over the identification of nominees.  Candidates to serve on the Company’s Board of Directors are considered based upon various criteria, such as ethics, business and professional activities, relevant business expertise, available time to carry out the Company’s Board’s duties, conflicts of interest, service on other boards and commitment to the Company’s overall performance.  The NCGC will make an effort to maintain representation on the Company’s Board of members who have substantial and direct experience in areas of importance to us.  The NCGC has not considered racial or ethnic diversity in evaluating possible directors.  It does not believe race or ethnic background is relevant to a person’s qualifications to serve on the Company Board.  While it recognizes the benefits of diversity of training and experience, it does not believe that race or ethnic background significantly affect a person’s ability to contribute to the Company’s Board.  The Nominating and Corporate Governance Committee Charter is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.

Procedures for Recommendations of Director Nominees by Shareholders

The Company’s NCGC is charged with the responsibility, among others, of recommending to the Company Board the individuals to be nominated for election as directors at each annual meeting of shareholders. Following a recommendation by the NCGC, all of the Company’s Directors participate in the consideration of nominees for the Company’s Board. In addition to the nominating duties performed by NCGC under its charter, the Company’s

Board has adopted the nomination policy described in this section for the consideration of Director candidates whose names are submitted by the Company’s shareholders.  If you wish to submit candidates for consideration at the Company’s 2014 annual meeting, you should send the following information to the Company’s Corporate Secretary at Frozen Food Express Industries, Inc., 1145 Empire Central Place, Dallas, Texas 75247 on or before December 18, 2013:

·                  your name and address as it appears on the Company’s books and records; the number and class of shares you own beneficially and of record, the length of period held and proof of ownership of such shares;

·                  name, age and address of the candidate;

·                  a detailed resume describing, among other things, the candidate’s educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

·                  any information regarding any relationships between us and the candidate within the last three years;

·                  any information relating to such candidate that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to the Exchange Act, and rules adopted thereunder;

·                  a description of any arrangements or understandings between you and such candidate;

·                  a supporting statement which describes the candidate’s reasons for seeking election to the Company’s Board, and documents his or her ability to satisfy the Director qualifications; and

·                  a signed statement from the candidate, confirming willingness to serve on the Company’s Board.

The Company’s Corporate Secretary will promptly forward such materials to the NCGC and will maintain copies of such materials for future reference by the NCGC for use when nominating persons for election or when filling vacant Board positions.

However, if the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no Annual Meeting of Shareholders of the Company will be held in 2014.

If a vacancy arises or if the Company’s Board decides to expand its membership, the Company’s NCGC will seek recommendations of potential candidates from a variety of sources (which may include incumbent Directors, shareholders, the Company’s management and third-party consultants). At that time, the NCGC will consider potential candidates submitted by shareholders in accordance with the procedures described above. The NCGC will then evaluate each potential candidate’s educational background, employment history, outside commitments and other relevant factors to determine whether he or she is potentially qualified to serve on the Company’s Board. The NCGC will seek to identify and recruit the best available candidates and intends to evaluate qualified shareholder candidates on the same basis as those submitted by other sources.

After completing this process, the Company’s NCGC will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the NCGC will rank them by order of preference, depending on their respective qualifications and the Company’s needs.  The NCGC will then contact the desired candidate(s) to evaluate their potential interest and to schedule interviews.  All such interviews will be held in person and will include only the candidate and the NCGC. Any travel expenses incurred by the candidate may be at the expense of the candidate, at the discretion of the NCGC.  Based upon interview results, the candidate’s qualifications and appropriate background checks, the NCGC will then decide whether it will recommend the candidate’s nomination to the full Board.

Shareholder Communications with the Company Board

The Company’s Board has adopted the following procedures for shareholders to send communications to the full Board or individual Directors.

Shareholders seeking to communicate with the Company’s Board should submit their comments in writing to the Company’s Corporate Secretary at Frozen Food Express Industries, Inc., 1145 Empire Central Place, Dallas, Texas 75247 or by email to secretary@ffex.net. The Company’s Corporate Secretary will forward all such communications (excluding routine advertisements and business solicitations and communications that the

Corporate Secretary deems not a bona fide shareholder communication) to each member of the Company’s Board, or if applicable, to the individual Director(s) named in the correspondence.  Subject to the following, the Chairman of the Board and the Company’s independent Directors will receive copies of such shareholder communications, including those addressed to individual Directors, unless such communications address allegations of misconduct or mismanagement on the part of the Chairman of the Board. In such an event, the Company’s Corporate Secretary will first consult with and receive the approval of the Company’s independent Directors before disclosing or otherwise discussing the communication with the Chairman of the Board.

The Company reserve the right to screen materials sent to the Company’s Directors for potential security risks or harassment purposes, and the Company also reserves the right to verify stock ownership status before forwarding communications to the Company’s Board.

The Company’s Corporate Secretary will determine the appropriate timing for forwarding shareholder communications to the Company’s Directors.  He or she will consider each communication to determine whether it should be forwarded promptly or compiled and sent with other communications and other Board materials in advance of the next scheduled Board meeting.

Shareholders can also communicate with the Company’s Board at the annual meeting of shareholders.  However, if the Merger and the other transactions contemplated by the Merger Agreement are successfully consummated, no Annual Meeting of Shareholders of the Company will be held in 2014.

Audit Committee

The Company has established and maintains an Audit Committee in accordance with the rules promulgated under the Exchange Act. The Company’s Audit Committee assists the Company’s Board of Directors in fulfilling its responsibilities for general oversight of the integrity of the Company’s financial statements, the qualifications of the Company’s independent registered public accounting firm, compliance with legal and regulatory requirements, the Company’s internal audit function and internal controls over financial reporting. The Audit Committee works closely with management as well as the Company’s independent auditors and currently consists of Jerry T. Armstrong (Chairman), W. Mike Baggett, Barrett D. Clark and T. Michael O’Connor, all of whom meet the independence criteria of audit committee members prescribed by the NASDAQ listing standards’ financial literacy requirements.  The Company’s Board has determined that Mr. Armstrong meets the requisite SEC criteria to qualify as an audit committee financial expert.  The Company’s Audit Committee met eight times during 2012.  The Audit Committee operates pursuant to a written charter that has been approved and adopted by the Company’s Board and is reviewed and reassessed annually by the Committee. The Audit Committee Charter is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors operates pursuant to a written charter, which has been approved and adopted by the Board of Directors of the Company and is reviewed and reassessed annually by the Audit Committee. The Company’s Audit Committee’s charter is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.  For the year ended December 31, 2012 and as of the date of the adoption of this report, the Audit Committee was comprised of four Directors who met the independence and experience requirements of NASDAQ. Mr. Armstrong is an “audit committee financial expert”, as defined by the applicable rules of the Securities and Exchange Commission.

The Audit Committee oversees the Company’s system of internal controls over financial reporting and the financial reporting process on behalf of the Board of Directors and oversees the entire audit function, including the selection of the Company’s Independent Registered Public Accounting Firm.  Management has the primary responsibility for the financial statements and the financial reporting process, including the systems of internal controls and legal and regulatory compliance.  In fulfilling its oversight responsibilities, the Company reviewed and discussed with management the audited financial statements for the year ended December 31, 2012, including a discussion of the acceptability and quality of the accounting principles, the reasonableness of significant accounting judgments and critical accounting policies and estimates, and the clarity of disclosures in the financial statements. The Company also discussed with the Chief Executive Officer and Chief Financial Officer their respective certifications with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

The Company reviewed with representatives of Grant Thornton LLP, which is responsible for expressing an opinion on the Company’s audited financial statements in conformity with U.S. Generally Accepted Accounting Principles, their judgments as to the acceptability and quality of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under U.S. Generally Accepted Auditing Standards, including those matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Company has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Committee concerning independence, and have discussed those disclosures and other matters relating to independence with Grant Thornton LLP.

The Company discussed with the Company’s internal auditors and representatives of Grant Thornton LLP the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and representatives of Grant Thornton LLP, with and without management present, to discuss the results of their examinations of the Company’s internal controls, and the overall quality of financial reporting.

Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. In reliance on the reviews and discussions with management and with representatives of Grant Thornton LLP referred to above, and the receipt of an unqualified opinion from Grant Thornton LLP dated March 19, 2013 regarding the audited financial statements of the Company for the year ended December 31, 2012.

The Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE MEMBERS

/s/Jerry T. Armstrong (Chairman)
/s/W. Mike Baggett
/s/Barrett D. Clark
/s/T. Michael O’Connor

The Audit Committee Report, and references to the independence of Directors, are not deemed to be “soliciting material” or “filed” with the SEC, are not subject to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any of the filings previously made or in the future by the Company’s Company under the Exchange Act or the Securities Act of 1933 (except to the extent the Company specifically incorporate any such information into a document that is filed).

Related Party Transactions Policy

The Company Board has adopted written policies and procedures for the review of all “Related Party Transactions”, which include any relationship, arrangement, or transaction or any series of similar relationships, arrangements or transactions involving an amount exceeding $25,000 between the Company and any of the Company’s executive officers, directors, director nominees or 5% shareholders or their immediate family members (collectively, “Related Parties”).

All Related Party Transactions proposed to be entered into by the Company must be reported to the Company’s CFO, who is required to submit a recommendation to the Audit Committee for review.  If the Audit Committee recommends approval of the Related Party Transaction, such recommendation is required to be submitted to the independent directors of the Company Board (the “Independent Board”) meeting in executive session for review.  The Related Party Transaction must be approved by a majority of the members of the

Independent Board prior to the effectiveness or consummation of the transaction, whenever practicable.  If the CFO determines that advance approval of a Related Party Transaction is not practicable under the circumstances, the Audit Committee who is required to review the Related Party Transaction at its next meeting and, in its discretion, may recommend ratification of the Related Party Transaction at the next meeting of the Independent Board or at the next meeting following the date that the Related Party Transaction comes to the attention of the CFO; provided, however, that the CFO is required to present a Related Party Transaction arising in the time period between meetings of the Audit Committee to the chair of the Audit Committee, who is required to review and may approve the Related Party Transaction, subject to ratification by the Audit Committee and by the Independent Board at the next meeting of the Audit Committee and the Independent Board.  Any Related Party Transaction that is not recommended by the Audit Committee and approved by the Independent Board prior to its effectiveness or consummation and that is not subsequently ratified by the Audit Committee and the Independent Board at the next meeting shall be voidable at the option of the Independent Board and all persons subject to the policy are required to take all necessary action to unwind any Related Party Transaction voided by the Audit Committee or the Independent Board on terms that are fair to the Company and its shareholders.

A Related Party Transaction reviewed will be considered approved or ratified if it is recommended by the Audit Committee and approved by the Independent Board in accordance with the standards set forth in the policy after full disclosure of the Related Party’s interests in the Related Party Transaction.  As appropriate, the Audit Committee and the Independent Board are required to review and consider the following:

·                  the Related Party’s relationship to the Company and interest in the Related Party Transaction (as an approximate dollar value, without regard to profit or loss);

·                  the approximate total dollar value involved in the Related Party Transaction;

·                  whether the Related Party Transaction was undertaken in the ordinary course of business of the Company;

·                  whether the Related Party Transaction is proposed to be, or was, entered into on the terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

·                  whether the Related Party Transaction would impair the independence, pursuant to NASDAQ Rule 5605(a)(2), or any successor rule, of a Director on the Independent Board;

·                  whether the Related Party Transaction would require a waiver of the Company’s Code of Ethics;

·                  the terms on which the Related Party offers the products or services involved in the Related Party Transaction to unrelated parties;

·                  the purpose, and the potential benefits to the Company, of the Related Party Transaction; and

·                  any other information regarding the Related Party Transaction or the Related Party in the context of the proposed Related Party Transaction that would be material to investors and shareholders of the Company in light of the particular Related Party Transaction.

The Company Board has determined that the following transactions and circumstances do not create a material direct or indirect interest on the part of the Related Party and are not, therefore, Related Party Transactions:

·                  transactions available to all employees generally or to all employees in the same category;

·                  interests arising solely from the ownership of a class of the Company’s equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis;

·                  transactions involving compensation to an executive officer (a) if the compensation is required to be reported in the Company’s proxy statement under the compensation disclosure requirements in Item 402 of Regulation S-K; or (b) if the compensation would be required to be reported in the Company’s proxy statement under the compensation disclosure requirements in Item 402 Regulation S-K if the executive officer was also a “named executive officer” (as defined in Item 402 of Regulation S-K), and the Compensation Committee of the Company Board approved (or recommended that the Company Board approve) such compensation, except that subsection (b) of this paragraph would be considered a Related Party Transaction if such executive officer is also an immediate family member of another executive officer or Director of the Company;

·                  transactions involving compensation to a Director for services as a Director of the Company if such compensation will be reported pursuant to Item 402(k) of Regulation S-K; and

·                  transactions in which the rates or charges involved are determined by competitive bids.

The Policy Regarding Related Party Transactions is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.

Southern Tire Mart, LLC, a company indirectly owned by the Duffs (“STM”), is the Company’s largest supplier of commercial tires and service. STM is not a control person of Purchaser, Merger Sub, or their control persons. In fiscal year 2012 and in the first half of fiscal year 2013, the Company paid STM approximately $823,000 and $151,000, respectively, for tire maintenance services. In fiscal year 2012 and in the first half of fiscal year 2013, the Company paid a third-party tire manufacturer approximately $4,610,129 and $3,102,985, respectively, for commercial tires. STM is a dealer for such third-party manufacturer and receives a commission based upon certain of those sales. The Audit Committee and the Independent Board have reviewed and approved these continuing, ordinary course of business transactions with STM.

Other than the Merger Agreement and the Transactions contemplated thereby, none of the Purchaser, Merger Sub, or their control persons have had transactions with the Company or its affiliates (including its officers and directors) in the last two years.

Compensation Committee

The principal functions of the Company’s Compensation Committee are to review and approve executive officer compensation and employee compensation matters, including matters regarding the Company’s various benefit plans, independently or in conjunction with the Company’s Board, as appropriate.  Specific duties and responsibilities include, among others, reviewing and approving objectives relevant to executive officer compensation, evaluating performance and determining the compensation of each executive officer in accordance with those objectives, approving and amending the Company’s incentive compensation and stock option program and recommending compensation arrangements for the Company’s Directors. To fulfill its responsibilities, the Compensation Committee met four times during 2012. The Compensation Committee currently consists of Brian R. Blackmarr (Chairman), W. Mike Baggett and Kevin K. Kilpatrick, all of whom meet the independence criteria prescribed by NASDAQ. The Compensation Committee has adopted a charter, and it is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.

Compensation Committee Interlocks and Insider Participation

As of December 31, 2012, no member of the Company’s Compensation Committee is involved in a relationship requiring disclosure as an interlocking executive officer/director under Item 404 of Regulation S-K.

Nominating and Corporate Governance Committee

The principal functions of the NCGC are to screen individuals who are eligible and qualified to serve on the Company Board and to recommend those individuals to the full Board, oversee the Company’s corporate governance standards and the Company’s Code of Ethics.  Only people who have been screened and recommended by the NCGC can be considered by the Company Board for either interim appointment to the Company Board, or for nomination for election by shareholders to the Board.  The NCGC met two times during 2012.  The NCGC currently consists of W. Mike Baggett (Chairman), Brian R. Blackmarr and Barrett D. Clark, each of whom meet the independence criteria prescribed by NASDAQ.  The NCGC adopted a charter and it is available under “Documents & Charters” under subsection “Corporate Governance” within the Company’s “Investors” section of the Company’s internet website at http://financials.ffex.net.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who own more than ten percent of the Company’s common stock to file reports of ownership and changes in ownership with the SEC.  Such shareholders are required by the SEC’s regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on the Company’s review of the copies of such forms received by us, the Company believes that all filing requirements applicable to such shareholders for the year ended December 31, 2012, were timely made.

OUTSTANDING CAPITAL STOCK; PRINCIPAL SHAREHOLDERS

At the close of business on July 16, 2013, there were 18,175,818 shares of the Company’s common stock outstanding and entitled to be voted at the annual meeting.  The following table sets forth certain information as of such date, except as otherwise indicated, with respect to (i) each person known to the Company’s management to be the beneficial owner of more than 5% of the Company’s common stock; (ii) each Director; (iii) each “named executive officer” (as defined in Item 402(a)(3) of Regulation S-K, the “NEOs”) identified in the Summary Compensation Table; and (iv) all current Directors and executive officers as a group.  None of the Purchaser’s designees beneficially own any shares of the Company’s common stock.

		Shares Beneficially Owned (1)
Beneficial Owner	Address	Number		Percent
Beneficial Owners of More than 5%
Thomson Horstmann & Bryant, Inc.	501 Merritt 7 Norwalk, CT 06851	1,831,183	(2)	10.07%
Sarah M. Daniel	612 Linda El Paso, TX 79922	1,664,605	(3)	9.16%
Lucile W. Knight	104 South Commerce St. Lockhart, TX 78644	1,572,105	(4)	8.65%
Stoney M. Stubbs, Jr.	158 Jellico Circle Southlake, TX 76092	1,604,096	(5)	8.83%
Dimensional Fund Advisors, LP	Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	1,378,214	(6)	7.58%
Prescott Group Capital Management, L.L.C.	1924 South Utica, Suite 1120 Tulsa, OK 74104	1,337,185	(7)	7.36%
Frozen Food Express Industries, Inc. 401(k) Savings Plan, by Delaware Charter Guarantee & Trust Company, as Trustee	1013 Centre Road Wilmington, DE 19805	1,174,727	(8)	6.46%
Thomas Milton Duff	529 Industrial Park Rd Columbia, MS 39429	1,050,124	(9)	5.78%
Directors, Nominees and NEOs
Stoney M. Stubbs, Jr.		1,604,096	(5)	8.91%
S. Russell Stubbs		525,738	(10)	2.89%
John T. Hickerson		281,022	(11)	1.55%
Steve Stedman		8,558	(12)	*
Brian R. Blackmarr		81,366	(13)	*
Jerry T. Armstrong		52,578	(14)	*
W. Mike Baggett		53,700	(15)	*
Barrett D. Clark		48,127	(16)	*
Kevin K. Kilpatrick		42,975	(17)	*
T. Michael O’Connor		55,741	(18)	*
John R. McManama		26,957	(19)	*
All Directors and Executive Officers as a Group (10 persons)		2,780,858	(20)	15.26%

* Less than 1%.

(1)	Except as otherwise noted, all shares are held directly, and the owner has sole voting and investment power.
(2)	Information concerning the number of shares owned by Thomson Horstmann & Bryant, Inc. is as of December 31, 2012 and was obtained from a Schedule 13G/A filed on February 12, 2013.

(3)

Ms. Daniel has sole voting and dispositive power over 48,590 shares, joint voting and dispositive power with her husband over 45,150 shares and shared voting and dispositive power with Ms. Knight over 1,273,237 shares owned by Weller Investment, Ltd. and 297,628 shares owned by Weller Properties, Ltd.

(4)

Ms. Knight has sole voting and dispositive power over 1,240 shares and shared voting and dispositive power with Ms. Daniel over 1,273,237 shares owned by Weller Investment Ltd. and 297,628 shares owned by Weller Properties, Ltd.

(5)

Includes 59,932 shares of restricted stock for which Mr. Stoney M. Stubbs, Jr. has voting power, 63,804 shares held in his IRA and 1,391,166 shares held in family partnerships controlled by Mr. Stoney M. Stubbs, Jr.

(6)	Information concerning the number of shares owned by Dimensional Fund Advisors, LP is as of December 31, 2012 and was obtained from a Schedule 13G/A filed on February 11, 2013.
(7)	Information concerning the number of shares owned by Prescott Group Capital Management, L.L.C. is as of December 31, 2012 and was obtained from a Schedule 13G filed on February 14, 2013
(8)

Information concerning the number of shares owned by Frozen Food Express Industries, Inc. 401(k) Savings Plan, by Delaware Charter Guarantee & Trust Company, as Trustee, is as of December 31, 2012, and was obtained from a Schedule 13G/A filed February 5, 2013.

(9)	Information concerning the number of shares owned by Thomas Milton Duff is as of February 21, 2013 and was obtained from a Schedule 13D filed on March 4, 2013.
(10)

Includes 35,000 shares issuable pursuant to options exercisable within 60 days of July 16, 2013, 121,134 shares of restricted stock for which Mr. S. Russell Stubbs has voting power, 50,536 shares allocated to his account in the Frozen Food Express Industries, Inc. 401(k) Savings Plan, 19,397 shares allocated to his account in the FFE Transportation Services, Inc. Wrap Plan, 1,112 shares held in a partnership controlled by Mr. S. Russell Stubbs, 5,727 shares held by his spouse and 6,116 shares held in irrevocable trusts of which Mr. S. Russell Stubbs is the trustee.

(11)

Includes 109,035 shares of restricted stock for which Mr. Hickerson has voting power, 14,113 shares allocated to his account in the Frozen Food Express Industries, Inc. 401(k) Savings Plan and 33,697 shares allocated to his account in the FFE Transportation Services, Inc. Wrap Plan.

(12)

Includes 3,026 shares allocated to Mr. Stedman’s account in the Frozen Food Express Industries, Inc. 401(k) Savings Plan and 2,532 shares allocated to his account in the FFE Transportation Services, Inc. Wrap Plan.

(13)	Includes 1,875 shares issuable pursuant to options exercisable within 60 days of July 16, 2013 and 27,372 shares of restricted stock for which Mr. Blackmarr has voting power.
(14)	Includes 1,875 shares issuable pursuant to options exercisable within 60 days of July 16, 2013 and 27,372 shares of restricted stock for which Mr. Armstrong has voting power.
(15)	Includes 1,875 shares issuable pursuant to options exercisable within 60 days of July 16, 2013 and 27,372 shares of restricted stock for which Mr. Baggett has voting power.
(16)	Includes 27,372 shares of restricted stock for which Mr. Clark has voting power.
(17)	Includes 27,372 shares of restricted stock for which Mr. Kilpatrick has voting power.
(18)	Includes 1,875 shares issuable pursuant to options exercisable within 60 days of July 16, 2013 and 27,372 shares of restricted stock for which Mr. O’Connor has voting power.
(19)

Information concerning the number of shares owned by Mr. McManama is as of May 14, 2013 and was obtained from a Form 4 filed on May 15, 2013. Includes 452 shares allocated to his account in the FFE Transportation Services, Inc. Wrap Plan. Mr. McManama was the Company’s Chief Financial Officer until May 17, 2013.

(20)

Includes 42,500 shares issuable pursuant to options exercisable within 60 days of July 16, 2013, 454,333 shares of restricted stock with voting power, 67,675 shares allocated to the Frozen Food Express Industries, Inc. 401(k) Savings Plan, 56,078 shares allocated to the FFE Transportation Services, Inc., 401(k) Wrap Plan, 63,804 shares held by an IRA, 1,392,228 shares held by family partnerships, 5,727 shares held by a spouse, and 6,116 shares held by trusts.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a detailed description of the Company’s executive compensation objectives, practices, and programs.  In addition, this CD&A provides a detailed description of major changes in the Company’s compensation practices and programs implemented by the Company’s compensation committee.

Overview and Objectives of The Company’s Executive Compensation Program

·	Align performance incentives with long-term interests of the Company’s shareholders;
·	Provide total compensation opportunities that are competitive to companies similar to us, in similar markets for executive talent; and
·	Link compensation earned to achievement of performance objectives.

Pay for Performance

·

The Company’s annual bonuses are based upon the Company’s achievement of targeted annual performance objectives.  The Company’s performance during 2012 did not meet the Company’s target objectives so no 2012 annual bonuses were paid to the Company’s executive officers.

·

During 2011 and 2012, 50% of the Company’s executive officers’ long-term incentive awards were in the form of performance-vested restricted stock.  The target performance goals were not met in 2012 so none of the performance awards vested.

2012 Financial Results and Steps to Restore Profitability

·

During 2012, the Company dramatically reduced the Company’s net losses, from $36.7 million in 2011 to $15 million.  The Company’s results improved in almost all areas of sales and operations.  The Company believes sporadic economic conditions in the industry in the last half of the year, disappointing demand for water transport services, coupled with unexpected increases in new insurance claims, prevented us from achieving the Company’s targets.

The Company made significant progress during 2012 in the following areas to restore profitability:

·

The Company’s FFE Driver Academy provided a solid supply of well-trained drivers, which allowed us to finish 2012 with 1,807 tractors available for operations, an increase of 151 tractors over year-end 2011.

·	Claims and insurance expense declined by 38.1% to $12.7 million, the lowest level in over ten years.
·

Less-than-truckload (“LTL”) revenues increased 14.2%, or $15.9 million, due to an increase of 4.7% in the Company’s average LTL revenue per hundredweight and a 12.2% increase in the number of LTL shipments.

In addition to these results in 2012, the Company continues to take steps to increase the Company’s safety and efficiency:

·	The Company continues to maintain excellent programs to provide equipment safety, driver hours of service compliance and various environmental efficiencies to reduce greenhouse gas and air pollution.
·	The Company continues to invest in the Company’s computer and satellite technology to enhance customer service and real time communications with the Company’s drivers for safety and cost efficiencies.

Compensation Program Objectives

The principal objectives of the Company’s executive compensation programs are to attract, motivate and retain the services of executives who can lead the Company to achieve its business goals and deliver value for its shareholders. The Company’s business goals include consistently favorable financial performance, preservation of a strong balance sheet and strategic and opportunistic enhancement of the Company’s asset base, with a focus on long-term growth in profitability. The Company’s Compensation Committee has established the following compensation philosophies in support of these objectives:

·

Aligning the interests of the executives and shareholders. The Company believes it is important to tie a substantial portion of each executive’s compensation to the market performance of the Company’s stock in order to closely align the interests of the Company’s executives with the interests of shareholders. For this reason, annual and long-term incentives, which are partially or fully based on the Company’s earnings, performance and stock appreciation, are significant components of compensation for each NEO.

·

Providing competitive performance-based compensation. The Company believes that the Company’s executive compensation program should reward executives when performance results meet or exceed stated financial goals. The Company annually evaluates the performance and effectiveness of each NEO and a substantial portion of each NEO’s compensation (including base salary) is contingent on the Company’s achieving short-term financial goals and increasing long-term value for the Company’s shareholders. The Company also periodically reviews long-term and currently-paid compensation of the Company’s NEOs relative to compensation trends and practices in general taking into consideration the economic conditions and other external events affecting the Company’s operations and levels of executive compensation of other comparable companies.

Competitive Market

The Company periodically benchmark NEO compensation to ensure that the compensation paid to the Company’s NEOs is reasonable and competitive. The Company’s philosophy is to target NEOs compensation at approximately the 50th percentile (median) range of the Company’s competitive market group as defined below. In 2010, PricewaterhouseCoopers LLP (“PwC”) completed a review and analysis of compensation of the Company’s top executives as compared to several peer companies’ executives holding equivalent positions or having similar responsibilities as the Company’s NEOs. Using this study, PwC provided the Compensation Committee with NEO compensation recommendations for the following three-year period (2010 through 2012).  The Compensation Committee continues to use the 2010 analysis in its determination of NEO compensation.

The peer companies utilized in the 2010 analysis are engaged in similar lines of business as the Company is and are of similar size as measured by revenue, market capitalization, total assets and number of employees.  The peer group was approved by the Company’s Compensation Committee and consisted of the following ten companies:

·	Celadon Group Inc.

·	Covenant Transportation Group Inc.

·	Knight Transportation Group Inc.

·	Marten Transportation Ltd.

·	P.A.M. Transportation Services Inc.

·	Quality Distribution Inc.

·	SAIA Inc.

·	Universal Truckload Services

·	U.S.A. Truck Inc.

·	Vitran Corporation

The Company analyzed the Company’s CEO and CFO compensation (overall, base salary, annual incentive and long-term incentives) relative to the 50th percentile, or median, of the peer group benchmark data. The Company targeted the Company’s COO compensation between the 50th percentile and the 75th percentile.  Because of past changes in the Company’s management structure, the Company’s COO position responsibilities are much broader than a benchmark COO.

While the Company uses the data to ensure competitiveness and reasonableness, the Company usually does not rely solely on benchmarking in establishing executive compensation levels.  However, the Company relied almost exclusively on PwC’s 2010 study recommendations to align NEOs compensation in 2012.

Role of the Compensation Committee

The Company’s Compensation Committee operates independently of management and currently consists of three Directors, all of whom are independent under applicable NASDAQ and SEC standards.  The Compensation Committee receives recommendations from the Company’s CEO regarding the compensation of NEOs (other than the CEO).

The Compensation Committee consists of Brian Blackmarr (Chairman), W. Mike Baggett, and Kevin K. Kilpatrick.  The Company’s Board determined that each member of the Compensation Committee is an “Outside Director” for purposes of Section 162(m) of the Internal Revenue Code of 1986 (the “Code”).  The Compensation Committee is responsible for establishing and administering the Company’s executive compensation plans as well as continually monitoring the adherence to and effectiveness of those plans, including:

·

reviewing the structure and competitiveness of the Company’s executive compensation programs to attract and retain superior executive officers, motivate executive officers to achieve business goals and objectives, and align the interests of executive officers with the long-term interests of the Company’s shareholders;

·

reviewing and evaluating annually the performance of executive officers in light of the Company’s goals and objectives and approving their compensation packages, including base salaries, annual incentive and stock based compensation and perquisites;

·	monitoring the effectiveness of the Company’s equity-based and incentive bonus plans and approving annual financial targets for executive officers and other employees bonuses;
·

determining whether to award incentive bonuses that qualify as “performance-based compensation” for executive officers whose compensation is covered by Code Section 162(m), the elements of such compensation, whether performance goals have been attained and, if appropriate, certifying in writing prior to payment of such compensation that the performance goals have been met;

·	reviewing and evaluating periodically the adequacy of compensation for the Company’s independent Directors; and
·	administering the Company’s equity compensation plan for the Company’s independent Directors.

Role of Management

The Company believes that it is important to have the Company’s CEO’s input in the design of compensation programs for his direct reports.  The CEO reviews his direct reports’ compensation programs annually with the Compensation Committee, recommending adjustments based on marketplace trends, inflation, internal equity, external competitiveness, business and motivational challenges and opportunities facing the Company and its executives. In particular, he considers base salary a critical component of compensation to remain competitive and retain his executives, especially when market factors, such as freight demand, lag behind supply of industry-wide capacity and pre-established goals for an annual incentive bonus have not been attained for several years. All final decisions regarding compensation for the CEO’s direct reports listed in the Summary Compensation Table are made by the Compensation Committee.

The CEO does not make recommendations with regard to his own compensation.  The Compensation Committee is solely responsible for making recommendations to the Company Board with respect to CEO compensation.

Role of the Compensation Consultant

While the Company did not engage a compensation consultant during 2012, an independent review of the Company’s NEO’s compensation and outside Director’s compensation was performed by PwC beginning in March 2010.  PwC also provides tax services to the Company. They are financially independent with over 5,000 HR practitioners in their firm and are not dependent on fees provided by the Company for tax services.  PwC’s compensation team does not receive any revenue from other services PwC provides to the Company, and they do not consult with other PwC staff serving the Company on other projects; therefore fees paid for tax services do not affect real or perceived professional independence in this compensation project. In 2010, payments to PwC for compensation consulting did not exceed $120,000. Their review included a proxy analysis of the peer group companies.  The report included recommendations of base salary, annual incentive (structure and payouts), and long term incentives (structure and payouts) for the Company’s NEO’s during a three year succession process, beginning in 2010, where Stoney M. Stubbs, Jr., the Company’s former Chairman of the Board (“Chairman”) and CEO assumed the role of non-employee Chairman of the Board and S. Russell Stubbs assumed the role of CEO and President, effective March 1, 2011.  The Company relied almost exclusively on PwC’s study recommendations to align NEOs compensation in 2012, because of that change in the Company’s management structure.

Executive Compensation Components

For 2012, the principal components of compensation for each NEO were:

·	base salary;
·	annual cash incentive;
·	long-term incentive compensation (restricted stock awards); and
·	perquisites and other benefits.

The Company endeavor to strike an appropriate balance between these principal components for purposes of allocating between long-term and currently-paid compensation. Such determinations are made by reference to compensation trends and practices in general, and by reference to the defined peer group in particular. The annual cash incentive is based on the Company’s performance as measured by pre-tax income and long-term incentive compensation is based on an annual calculation of the Company’s diluted earnings per share (“DEPS”) goal relative to the defined peer group. Diluted earnings per share is  computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and other dilutive securities had been issued.

Base Salary

Base salary is considered a critical component of compensation at all levels. The appropriate establishment of this component relative to the marketplace is essential to enable us to attract and retain qualified individuals, which is critical in the current competitive industry market. Base salaries provide a stable source of income regardless of stock price performance so that the Company’s NEOs can focus on a variety of important business metrics in addition to the Company’s stock price.

The annual salaries paid to the Company’s NEOs are set annually based on the assessment of each executive’s overall contribution to the achievement of the Company’s business objectives, respective responsibilities, longevity with the Company as well as comparisons to comparable positions in peer group companies as provided periodically by an external market study.  In addition, the Compensation Committee may adjust salaries from time to time as roles and responsibilities may change.

The Company did not increase NEOs base salaries in 2012. On August 18, 2010, the Compensation Committee and the Board of Directors approved a 2-year transition plan for S. Russell Stubbs, as recommended by PwC, as a result of their compensation study completed in 2010, which included an increase in his annual base salary to $365,000, effective January 1, 2011. The Compensation Committee and the Board of Directors also approved a 10% increase in the annual base salaries for John T. Hickerson, COO and John R. McManama, then-CFO to $330,000 and $247,500, respectively, effective January 1, 2011. On May 17, 2013, John McManama left his position as Senior Vice President and Chief Financial Officer of the Company. On the same day, the Company appointed Steve Stedman, 57, as Vice President and Interim Chief Financial Officer and Treasurer. The annual base salary for Mr. Stedman is $162,765.

Annual Incentive Compensation

S. Russell Stubbs, John T. Hickerson and John R. McManama participated in an annual incentive bonus paid under the Amended 2005 Executive Cash Bonus Plan in 2012. It entitles each NEO to a cash bonus calculated pursuant to a formula determined on the basis of such NEO’s pre-tax income targets and specified percentages of such NEO’s compensation, if the Committee certifies that the applicable target has been obtained. The basis for this annual incentive bonus is the Company’s pretax income. The 2005 Executive Cash Bonus Plan’s provisions continue the long-standing Company policy that no annual incentive bonus will be paid to NEOs in the event of negative pretax annual earnings.  As a result, there were no annual incentive bonuses paid for 2012.  The annual incentive bonus schedule is as follows:

INCENTIVE CASH BONUS CALCULATION

Participants:   S. Russell Stubbs, CEO and President, John Hickerson, COO, and John R. McManama, former CFO.

Pre-tax Income and Bonus Percentages Applicable to all Participants:

	Pre-Tax								Pre-Tax
	Income,								Income,
	After	% of Annual Pre-Tax Income			Projected Payout based on 2012 Base Pay				Prior to
	Bonus	CEO	COO	CFO	CEO	COO	CFO	Total	Bonus
	(000’s)								(000’s)
	$0	0.00%	0.00%	0.00%	$—	$—	$—	$—	$0
	$4	11.70%	10.00%	8.30%	$43	$33	$20	$96	$100
	$100	23.30%	20.00%	16.70%	$85	$66	$41	$192	$292
	$200	35.00%	30.00%	25.00%	$128	$99	$62	$289	$489
	$300	46.70%	40.00%	33.30%	$170	$132	$82	$385	$685
	$400	58.30%	50.00%	41.70%	$213	$165	$103	$481	$881
Target	$500	70.00%	60.00%	50.00%	$256	$198	$124	$577	$1,077
	$520	81.70%	70.00%	58.30%	$298	$231	$144	$673	$1,193
	$540	93.30%	80.00%	66.70%	$341	$264	$165	$770	$1,310
	$560	105.00%	90.00%	75.00%	$383	$297	$186	$866	$1,426
	$580	116.70%	100.00%	83.30%	$426	$330	$206	$962	$1,542
	$600	128.30%	110.00%	91.70%	$468	$363	$227	$1,058	$1,658

The participant’s earned bonus percentage is prorated between the established target levels. On July 12, 2013, in connection the Company’s entry into the Merger Agreement, the Company Board suspended the 2005 Executive Cash Bonus Plan.

Prior to its suspension by the Company Board on July 12, 2013 in connection the Company’s entry into the Merger Agreement, all of the Company’s currently employed NEOs also participated, along with all the Company’s FFE employees, in the FFE Transportation Services, Inc. 1994 Incentive Bonus Plan (the “Incentive Plan”) through which the Compensation Committee awarded annual cash bonuses, not to exceed three weeks of base pay, based upon a formula giving effect to the efficiencies of operation as evidenced by the operating ratio of the Company. The operating ratio means the percentage of the Company’s adjusted operating expenses to its operating revenues for the applicable fiscal year.  The operating ratio is a measure utilized across the Company’s industry to indicate the operational efficiency of a company. The Incentive Plan was approved by the Company’s shareholders effective April 22, 1999. Operating ratio targets were not met in 2012, and no bonuses were awarded under the Incentive Plan.

In addition to the above annual incentive plans, prior to its suspension by the Company Board on July 12, 2013 in connection the Company’s entry into the Merger Agreement, the Company maintained a Frozen Food Express Industries, Inc. Discretionary Bonus Plan (the “Discretionary Plan”). The Discretionary Plan was approved by the Board to reward the Company’s NEOs for exceptional performance even when targets were not met due to external factors that affect the Company’s industry, such as an economic recession, severe weather and rapid increases in the cost of fuel and insurance. The Discretionary Plan entitled each of the Company’s NEOs to a discretionary bonus up to an amount equal to 100% of their respective base compensation as the Compensation Committee deems appropriate. During 2012, the Compensation Committee did not award the Company’s NEOs a discretionary bonus.

Long-Term Incentive Compensation and Other Share-Based Payments

An additional longstanding objective of the Company’s Compensation Committee has been to motivate, reward and retain the Company’s NEOs by means of equity compensation. Because the value of equity awards over time is wholly dependent on the Company’s stock price, the Company believes equity awards represent a meaningful incentive for each NEO to create long-term value for the Company’s shareholders. This approach is in keeping with the Company’s overall compensation philosophy of granting equity awards to key personnel in an effort to instill shareholder perspective and values in their performance and to provide a strong retention element in compensation. Both stock options and restricted stock grants can be used to motivate, reward and retain the Company’s executive officers and management employees through potential share value appreciation and equity accumulation. Although equity accumulation is generally encouraged, the Company does not have any specific security ownership requirements or guidelines for the Company’s NEOs.

The Company’s 2005 Stock Incentive Plan encourages participants to focus on the Company’s long-term performance and provides an opportunity for each NEO and other key personnel to be aligned with shareholders through grants of stock options or restricted stock.  Under the 2005 Stock Incentive Plan, discretionary equity awards are considered periodically by the Company’s Compensation Committee. In determining the awards, the Compensation Committee considers the level of individual contributions, the impact of such contributions on long-term shareholder value and the need to provide a strong retentive component in NEO and key employee compensation.

In 2005, the Company introduced performance-based restricted stock awards concurrent with the Company’s adoption of Financial Accounting Standards Board Statement No. 123R, which changed the way the Company account for new grants of stock options. Although vesting of the Company’s restricted stock awards are determined by the Committee, the majority of the awards granted vest ratably over a three year period beginning on the first anniversary of the date of grant. Restricted stock awarded to NEOs under the 2005 Stock Incentive Plan vest ratably over a three year period. In addition, restricted stock is awarded to attract, motivate and retain the Company’s key employees. The Company believes these performance-based restricted stock awards further align the NEO’s compensation program with the interests of the Company’s shareholders.

Prior to its suspension by the Company Board on July 12, 2013 in connection the Company’s entry into the Merger Agreement, the NEO’s bonus payable under the 2005 Stock Incentive Plan consisted of restricted stock, with one-half of the amount guaranteed and vested over a three-year period and the other half performance based (the “Target Shares”) shares which vest conditionally over a three-year period based on achieving a diluted earnings per share (“DEPS”) goal relative to the defined peer group (see “—Competitive Market” above for the companies comprising the defined peer group). DEPS was computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and other dilutive securities had been issued. The percentage of Target Shares awarded under the LTI bonus was based on an annual calculation of the Company’s DEPS versus the DEPS of the defined peer group. The basis for the number of shares of the restricted stock award was as follows (1) 100% of Target Shares upon reaching the median of the defined peer group DEPS for the year (2) 50% of Target Shares upon reaching the 25th percentile of the defined peer group DEPS and (3) 150% of Target Shares upon reaching the 75th percentile of the defined peer group DEPS. The NEO’s LTI bonus of shares of restricted stock was prorated for achieving a DEPS falling within the 50% to 150% of the Target Share range. There was no LTI bonus of restricted stock awarded unless the Company has positive DEPS and the Company’s DEPS over the performance period as compared to the peer group is above the 25th percentile.  The LTI bonus of shares of restricted stock could not exceed 150% of the Target Shares.  If performance goals were not achieved in the specified period, restricted stock not earned in that period were no longer be available.  The performance goals were not met in 2012; therefore the Target Shares awarded in 2012 were forfeited.

On February 22, 2012, the Compensation Committee recommended, and the Company’s Board of Directors approved, a LTI bonus payable under the 2005 Stock Incentive Plan as restricted stock awards, with one-half of the amount to be guaranteed and vest over a three-year period and one-half to be performance based, as discussed above. The fair value at date of the grant of the restricted stock awards to each of S. Russell Stubbs, John T. Hickerson and John R. McManama was $164,000, $144,000 and $77,000, respectively. These amounts were recommended by PwC as a result of their compensation study and approved by the Compensation Committee and the Board of Directors. The Compensation Committee calculates the total number of shares to be awarded based on the greater of the closing price of Company stock at February 22, 2012 or $1.50 (par value) per share. The closing price of Company’s common stock on February 22, 2012 was $1.23. As a result, the total 2012 restricted stock awards for each of S. Russell Stubbs, John T. Hickerson and John R. McManama was 109,400, 96,000 and 54,400 shares, respectively.

Effect of the Offer on the Company’s Restricted Stock Awards

All outstanding and unvested Restricted Shares under the Company’s restricted stock plans will be permitted to tender into the Offer. All Restricted Shares, whether or not tendered into the Offer, will automatically accelerate and vest immediately prior to the offer acceptance time. All performance-based restricted stock awards were cancelled immediately prior to entering into the Merger Agreement. Any outstanding stock options with an exercise price greater than or equal to the Offer Price will be cancelled at the effective time of the Merger. All outstanding stock options are anticipated to be cancelled.

Perquisites and Other Benefits

Perquisites. The Company’s Compensation Committee has determined that perquisites provided to the Company’s NEO’s should be limited. In line with the Company’s compensation philosophy and aligned with the Company’s shareholder interests, the Company’s NEOs are offered few benefits that are not otherwise available to all of the Company’s employees. The Company’s perquisites include:

·                  supplemental medical coverage;

·                  automobile allowance;

·                  club membership dues;

·                  travel and lodging for spouses of NEOs attending company or industry events;

·                  personal use of company-provided cellular phones;

·                  tax gross-ups for taxable perquisites; and

·                  apartment rent and expenses.

Other Benefits.  The Company provides the executives with various benefits that are generally available on the same cost-sharing basis to many employees of the Company.  These benefits include:

·                  medical, dental and vision insurance;

·                  group life insurance;

·                  short-term disability insurance;

·                  long-term disability insurance;

·                  tuition reimbursement; and

·                  Employee Assistance Program.

In addition to the above benefits, until its suspension by the Company Board on July 12, 2013 in connection with the Company’s entry into the Merger Agreement, each currently employed NEO was eligible to participate in the FFE Transportation Services Restated Wrap Plan (the “Wrap Plan”), which is an unfunded deferred compensation arrangement not subject to the annual reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The assets and liabilities of the Wrap Plan are contained in a Rabbi Trust. The Wrap Plan mirrors the Company’s 401(k) Plan and is designed to defer taxation of retirement benefits that exceed limits established by the ERISA discrimination rules for the Company’s highly compensated employees. At the end of each year, to the extent that the Company’s highly compensated employees’ contributions and the Company’s matching contributions are allowed by ERISA in the 401(k) Plan, applicable Wrap Plan assets are transferred to the 401(k) Plan while the excess remains in the Wrap Plan.  The Company’s match was suspended on April 6, 2009 and previously was limited to 25% of the employees’ contribution, not to exceed 1% of compensation for both the Wrap Plan and the 401(k) Plan.

Both the employee and employer Wrap Plan contributions are directed by the NEOs and may be invested in either the Company’s stock or alternative investments at the election of the participant.

Other Compensation Considerations

Deductibility of Executive Compensation.  Section 162(m) of the Code, generally disallows a tax deduction to publicly-owned companies for compensation over $1 million paid individually to chief executive officers and the three other most highly-compensated officers, unless such compensation meets certain specific requirements. Awards paid under the Company’s Discretionary Plan may not meet these specific requirements under Section 162(m). None of the Company’s NEOs’ compensation paid during 2012 exceeded $1 million. The Compensation Committee determines that all bonuses paid pursuant to the Executive Plan shall be exempt from the limitation set forth in Section 162(m) of the Code.

Change in Control Agreements

In June 2000, the Company’s Board approved a change in control program for the Company’s NEOs, non-executive officers and certain other corporate employees. The Company Board based its approval on the recommendation of the Company’s Compensation Committee.  The Company’s recommendation was based, in part, on consultations with third-party consultants, and was not in anticipation of, or in response to, any particular transaction or process.

The Company has entered into Amended and Restated Change in Control Agreements (the “Control Agreements”) with the Company’s NEOs other than Steven D. Stedman, as well as with certain other officers of the Company’s operating divisions and subsidiaries. All Control Agreements are substantially in the same form and subject to certain exceptions, as described below, provide that parties thereto are entitled to receive payments if their employment is terminated without cause or if they resign with good reason within specified periods following the occurrence of certain events deemed to involve a change in control of the Company (as described in the Control Agreements). Subject to certain exceptions, as described below, each Control Agreement provides for a lump sum payment and continuation of benefits in case of (but not limited to) an involuntary termination without cause or for good reason.  Section 280G of the Code disallows a deduction by the employer for certain compensation paid upon a change in control. Based on estimated change in control payments that would have been made had a change in control occurred on December 31, 2012, all NEOs would have certain amounts disallowed for deduction by us.

The Control Agreements provide that if the employee party thereto:

(i)             Is terminated by the Company without cause during the six month transition period following a change in control;

(ii)          Resigns for “good reason” (as defined in the Control Agreements) during the transition period; or

(iii)       Resigns for any reason during the ten day period following a change in control or during the thirty day period following the transition period;

The Company is required to provide, subject to certain exceptions, as described below, the employee party with certain payments and benefits, including:

(a)         payment of accrued and unpaid base salary, car allowance and holiday bonus at the date of termination plus accrued and unpaid bonus, if any, for the prior fiscal year plus pro-rata Bonus for the current year.  The Bonus is an amount equal to ninety percent (90%) of base pay for the year of termination of employment plus an amount equal to the Incentive Bonus Plan’s total incentive bonus payable under the plan for the year of termination of employment;

(b)         payment of a lump sum amount equal to the sum of 2.9 times the executive officer’s annual pay, which is the sum of an amount equal to the sum of the annual base salary at the time of Change in Control, the current annual car allowance and holiday bonus plus an amount equal to the bonus as defined above;

(c)          payment of the unvested account balance under the Company’s 401(k) Plan and Wrap Plan;

(d)         continued participation, at the same premium rate charged when actively employed, in the Company’s employee welfare plans, until the expiration of two years following the change in control or payment of the cash equivalent;

(e)          vesting of all restricted stock and stock options on change of control;

(f)           “gross-up” payments, if applicable, in the amount necessary to satisfy any excise tax imposed on the NEO by the Code; and

(g)          Continuation of medical and life insurance benefits, or cash equal to premiums for the same periods as the severance multiple.

The Control Agreements also provide for certain restrictions for the employee parties in connection with payments under the Control Agreements, consisting, among others, of (i) a covenant not to compete against the Company for a one year period and (ii) a covenant not to solicit Company employees for a two year period following the employee party’s termination of employment.

Recent Amendments to Change in Control Agreements

In connection with the Company’s entry into the Merger Agreement, on July 12, 2013, the Company entered into an amendment to the Control Agreements with each of S. Russell Stubbs and John Hickerson (each, a “Change in Control Amendment”). Each amendment revises the definition of a “change in control” that would trigger the payment obligations of the Company under the agreement to exclude (i) any transaction, including the Merger, with Thomas M. Duff, James E. Duff, or any of their affiliates, including Purchaser (the “Duffs”) and (ii) any transaction that occurs while the Duffs are the beneficial owner of more than 15% of the Company’s outstanding Common Stock. The Change in Control Amendments also provide for termination of the Change in Control Agreements on the date that is six (6) months after the Duffs obtain beneficial ownership of more than 15% of the Company’s outstanding Common Stock, on or after which the executive will no longer be entitled to any payment or benefits under the Change in Control Agreement.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

Set forth below is information with respect to the compensation paid by us for services rendered during 2012, 2011 and 2010 to each NEO.  NEOs that also serve on the Company’s Board of Directors receive no additional compensation for that service.  Mr. McManama left his position as Senior Vice President and Chief Financial Officer of the Company on May 17, 2013.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards (3)	All Other Compensation	Total
S. Russell Stubbs	2012	$365,000	$7,019	$67,281	$48,975	$488,275
President	2011	365,000	6,538	101,640	19,231	492,409
Chief Executive Officer	2010	291,344	3,029	125,216	21,207	440,796

John T. Hickerson	2012	330,000	6,346	59,040	29,756	425,142
Executive Vice President	2011	330,000	6,058	85,155	25,151	446,364
Chief Operating Officer	2010	278,248	2,885	86,839	31,479	399,451

John R. McManama	2012	247,500	4,760	31,611	16,242	300,113
Former Senior Vice President	2011	247,500	4,543	47,740	13,678	313,461
Chief Financial Officer	2010	207,633	2,163	58,695	6,829	275,320

(1)         Amounts in this column are 26 bi-weekly payrolls.

(2)         Amounts in this column are Christmas bonuses equal to one-week’s salary in 2012 and 2011 and one-half week’s salary in 2010.

(3)         With the exception of ignoring the impact of the forfeiture rate relating to service based vesting conditions, these amounts represent the aggregate grant date fair value of restricted stock units for 2012, 2011 and 2010, respectively. These amounts do not represent the actual amounts paid to or realized by the NEO for these awards during 2012, 2011 or 2010. The value as of the grant date for restricted stock units is recognized over the number of days of service required for the grant to become vested.

2012 All Other Compensation Table

Name		Supplemental Medical (a)	Spouse Travel (b)	Car Allowance	Club Dues	Apartment Rent (c)	Company Paid Services (d)	Total
S. Russell Stubbs	2012	$21,651	$7,363	$11,600	$1,325	$7,036	$—	$48,975
	2011	3,924	3,782	10,200	1,325	—	—	19,231
	2010	9,236	4,430	6,000	1,325	—	216	21,207

John T. Hickerson	2012	11,378	3,081	6,000	9,297	—	—	29,756
	2011	9,305	1,094	6,000	8,752	—	—	25,151
	2010	13,433	2,875	6,000	8,955	—	216	31,479

John R. McManama	2012	10,242	—	6,000	—	—	—	16,242
	2011	7,678	—	6,000	—	—	—	13,678
	2010	685	—	6,000	—	—	144	6,829

(a)

The Company maintains an Exec-U-Care Medical Reimbursement Plan, which provides additional health insurance protection for certain of the Company’s key employees, in addition to the group health and life insurance policies provided to all employees.

(b)	Spouse travel and related gross up of taxes when applicable for business purposes.
(c)	Local apartment rented for business purposes.
(d)	Personal use of company provided cell phones for 2010. In 2011, the Internal Revenue Service reduced the record keeping requirements for normal usage of cell phones.

2012 Grants of Plan-Based Awards Table

The following table provides the maximum bonuses payable in cash and restricted stock under the Executive Plan and the Incentive Plan.  For additional information regarding the Executive Plan and the Incentive Plan, see “Compensation Discussion and Analysis — Executive Compensation Components - Annual Incentive Compensation”.  There were no payouts under the Executive Plan or the Incentive Plan based on the Company’s 2012 performance.

	Grant	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or	Grant Date Fair Value of Stock
Name	Date	Threshold	Target (1)	Maximum	Threshold	Target	Maximum	Units (2)	Awards
S. Russell Stubbs	1/01/2012	$—	$255,500	$489,353	—	54,700	82,050	54,700	$48,683

John T. Hickerson	1/01/2012	—	198,000	382,038	—	48,000	72,000	48,000	42,720

John R. McManama	1/01/2012	—	123,750	241,236	—	25,7000	38,550	25,700	22,873

(1)	S. Russell Stubbs, John T. Hickerson and John R. McManama participate in the Amended 2005 Executive Cash Bonus Plan and target amounts for 2012 are 70%, 60% and 50%, respectively, of salary.
(2)	Time-based annual long-term incentive awards granted as restricted stock awards that vest ratably over three years (1/3 per year).

Outstanding Equity Awards as of December 31, 2012

The following table presents information concerning outstanding equity incentive awards held by each NEO as of December 31, 2012 under the Company’s equity incentive plans:

	Option Awards (1)			Stock Awards (2)
Name	Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date	Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
S. Russell Stubbs	25,000	$10.59	12/16/2015	—	$—
	10,000	6.71	05/12/2014	—	—
	15,000	2.40	05/14/2013	103,967	92,531

John T. Hickerson	—	—	—	99,151	88,244

John R. McManama	—	—	—	41,434	36,876

(1)	As of December 31, 2012, all outstanding options under the Company’s equity incentive plans were fully vested.
(2)

All restricted stock granted in 2009 has a five-year vesting schedule (1/5 per year). Restricted stock granted in 2012, 2011 and 2010 has a three-year vesting schedule (1/3 per year). The following table represents the vesting date of the unvested restricted stock held by each NEO shown above:

Grant Date	Vest Date	S. Russell Stubbs	John T. Hickerson	John R. McManama
1/21/2009	1/21/2013	—	4,000	—
	1/21/2014	—	4,000	—
2/25/2009	2/24/2013	10,000	10,000	1,000
	2/24/2014	10,000	10,000	1,000
8/18/2010	8/18/2013	13,867	9,617	6,500
2/23/2011	2/23/2013	7,700	5,350	3,617
	2/23/2014	7,700	5,350	3,617
3/16/2011	3/16/2013	—	1,417	—
	3/16/2014	—	1,417	—
2/22/2012	2/22/2013	18,233	16,000	8,566
	2/22/2014	18,233	16,000	8,567
	2/22/2015	18,234	16,000	8,567

2012 Option Exercises and Stock Vested Table

The following table provides information concerning the exercise of options during the last fiscal year and the vesting of shares of restricted stock during the last fiscal year for each NEO in fiscal year 2012:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
S. Russell Stubbs			31,567	$47,288
John T. Hickerson			30,383	43,080
John R. McManama			11,116	18,081

2012 Non-Qualified Deferred Compensation Table

In fiscal year 2012, the Company’s NEO’s were eligible to participate in the FFE Transportation Services Restated Wrap Plan (“Wrap Plan”), a deferred compensation plan, and one of the investment elections is Company Common Stock. In connection with the Company’s entry into the Merger Agreement, Company Board suspended the Wrap Plan on July 12, 2013.

The following table provides additional information about deferred compensation held in shares of Common Stock of the Company under the Wrap Plan as of December 31, 2012:

Name	Executive Contributions in Last FY	Aggregate Earnings in Last FY(1)	Aggregate Withdrawals/ Distributions (2)	Aggregate Balance at Last FYE(3)
S. Russell Stubbs	$15,345	$(7,265)	$(7,595)	$15,348

John T. Hickerson	23,964	(10,594)	(8,085)	22,223

John R. McManama	—	(181)	—	402

(1)

Represents the change in the market value of shares of phantom or Common Stock of the Company held at the beginning of the year and the number held at year end plus executive contributions less aggregate withdrawals/distributions.

(2)	Represents the amount of Common Stock of the Company transferred to the Frozen Food Express Industries, Inc. 401(k) Savings Plan from the Wrap Plan.
(3)

Represents the number of shares of phantom/Common Stock held in the deferred compensation plans at December 31, 2012 multiplied by $0.89 (the closing price of the Company’s common stock at December 31, 2012).

Potential Payments Upon Termination

Pursuant to the Change in Control Agreements previously mentioned in this report, the Company’s NEOs may be entitled to receive certain payments should a change in control occur (other than with respect to the Duffs).  For further explanation of these Changes in Control Agreements, see “Compensation Discussion and Analysis — Change in Control Agreements.”

The following table sets forth the maximum payments that would have been made to each of Mr. Stubbs and Mr. Hickerson had a Change in Control (other than with respect to the Duffs) occurred on December 31, 2012:

Named Executive Officer	Salary- Severance	Cash Incentive Bonus(1)	Gross-up of Taxes	Acceleration of Restricted Stock Awards	Benefit Continuation	Total
S. Russell Stubbs	$2,377,406	$—	$971,902	$92,531	$67,104	$3,505,943

John T. Hickerson	2,151,104	—	862,160	88,244	46,659	3,148,167

John R. McManama	1,617,678	—	694,199	36,876	55,450	2,404,203

(1)	This amount is left blank as there was no Cash Incentive Bonus earned in 2012.

These payment amounts were calculated prior to, and without respect to, the Change in Control Amendments discussed above. Pursuant to the Change in Control Amendments, upon a change in control involving the Duffs, no executive will be entitled to any severance or change in control payments.

Additionally, Mr. McManama left his position as Senior Vice President and Chief Financial Officer of the Company on May 17, 2013. In connection with this separation of service, the Company and Mr. McManama entered into a Separation Agreement and General Release pursuant to which he received a one-time lump sum payment of $185,625.

2012 Non-Employee Director Compensation Table

The Company’s Directors receive a fee of $1,000 for each Board meeting personally attended, $1,000 for each committee meeting personally attended and $750 for each telephonic meeting in which they participate.  The Company’s Directors each receive an annual cash retainer of $20,000, except the Company’s Chairman of the Board receives $100,000.  The Company’s Audit Committee Chairman, Audit Committee Financial Expert, Compensation Committee Chairman and NCGC Chairman each receive an annual retainer of $5,000, $2,500, $4,750 and $3,600, respectively. The annual cash retainers are paid at the Company’s annual shareholders’ meeting.

The Company’s Non-Employee Directors also receive an annual restricted stock award that vests over a 3-year period, which is granted in connection with the Company’s annual shareholders’ meeting. Consistent with the 2010 non-employee director compensation study conducted by PWC, the target value of this annual retainer is $50,000 for the Company’s Chairman of the Board and $22,590 for all other Non-Employee Directors. The Compensation Committee calculates the total number of shares to be awarded based on the greater of $1.50 (par value) or the closing price of Company stock on the date of the award. On May 16, 2012, the annual shareholder’s meeting date, the closing price of Company stock was $1.40. As a result, in 2012 the Company’s Chairman of the Board and each other Non-Employee Director received restricted stock awards of 33,400 shares and 15,100 shares, respectively.

These annual restricted stock awards may be issued under either the Amended and Restated 2005 Non-Employee Director Restricted Stock Plan (the “2005 Director Plan”) or the 2005 Incentive Plan. The 2005 Director Plan was approved by the Company’s shareholders on May 14, 2008.  The 2005 Director Plan has a term of ten years, unless terminated sooner by the Company Board, and a total of 100,000 shares of Common Stock have been reserved for issuance.  Eligibility under the 2005 Director Plan is limited to Non-Employee Directors of the Company.  There are currently seven Directors who are eligible to participate.

Annual restricted stock awards are made to the Company’s Non-Employee Directors in consideration of the advisory services provided to the Company and management, both in connection with and outside of Board and committee meetings, which the Compensation Committee has determined have a direct and significant effect on the financial development of the Company.  The annual restricted stock awards vest over a period of three years, one-third on each anniversary of the date of grant, provided the Non-Employee Director continues to serve on each vesting date.

Should the Non-Employee Director retire, die become disabled, or fail to be reelected by the Company’s shareholders, the restricted stock awards, to the extent not already vested, shall vest in full as of the date of his or her ceasing to serve as a Director.

The following is a summary of Non-Employee Director Compensation for 2012:

Name	Fees Paid in Cash	Stock Awards (1)	Other Compensation (2)	Total
Jerry T. Armstrong	$46,750	$21,140	$—	$66,890
W. Mike Baggett	48,850	21,140	—	69,990
Brian R. Blackmarr	38,750	21,140	—	59,890
Barrett D. Clark	35,250	21,140	—	56,390
Kevin K. Kilpatrick	36,250	21,140	—	57,390
T. Michael O’Connor	29,000	21,140	—	50,140
Stoney M. Stubbs, Jr.	105,000	46,760	93,788	245,548
	$339,850	$173,600	$93,788	$606,238

(1)

With the exception that the forfeiture rate relating to service based vesting condition is not taken into account for the purposes of valuing non-employee Director stock awards; these amounts represent the aggregate grant date fair value of restricted stock granted in 2012. These amounts do not represent the actual amounts paid to or realized by the non-employee Director for these awards. The value as of the grant date for restricted stock is recognized over the number of days of service required for the grant to become vested.

(2)

Amount includes $66,167 consulting fees paid by the Company for services as a consultant and not for services as a Director, $17,926 in health insurance premiums and $9,695 paid under the Exec-U-Care Medical Reimbursement Plan as a non-employee Chairman of the Board.

Certain Information Regarding Golden Parachute Payments

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains.  This information is set forth in “Item 8. Additional Information - Information Regarding Golden Parachute Compensation” of the Schedule 14D-9.

ANNEX II

July 12, 2013
Jackson T. Stephens, 1923-2005
Chairman Emeritus in Perpetuity

The Board of Directors

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, TX 75247-4309

Gentlemen:

We have acted as your financial advisor in connection with the proposed cash tender offer by Duff Brothers Capital Corporation (“Parent”) to acquire all of the outstanding shares of common stock, $1.50 par value (the “Common Stock”), of Frozen Foods Express Industries, Inc. (the “Company”) for $2.10 per share, net to the sellers in cash, without interest (the “Offer”). Following consummation of the Offer, Duff Brothers Subsidiary, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, expects to merge with and into the Company in a merger transaction in which all of the then outstanding shares of Common Stock not owned by Parent would be converted into the right to receive $2.10 per share and the resulting Company would become a wholly owned subsidiary of Parent (collectively, the “Merger”). The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement and Plan of Merger, dated as of July 12, 2013 (the “Agreement”).

You have requested our opinion as to whether the Offer is fair to the Company’s public shareholders from a financial point of view. For purposes of this letter, the ‘public shareholders’ of the Company means the holders of outstanding shares of the Company’s common stock, other than the Parent and its directors, officers and affiliates and the directors, officers, managers and affiliates of the Company.

In connection with rendering our opinion we have:

(i)                                     reviewed and analyzed certain publicly available financial statements and reports regarding the Company;

(ii)                                  reviewed and analyzed certain internal financial statements and other financial and operating data (including a financial forecast for 2013) concerning the Company prepared by the management of the Company;

(iii)                               reviewed the reported prices and trading activity for the Common Stock of the Company;

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(iv)                              compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies that we deemed relevant to our analysis and their securities;

(v)                                 reviewed the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant to our analysis;

(vi)                              reviewed the most recent draft provided to us of the Agreement and related documents;

(vii)                           discussed with management of the Company the operations of and future business prospects for the Company;

(viii)                        assisted in your deliberations regarding the material terms of the Offer and Merger and your negotiations with the Parent; and

(ix)                              performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The management of the Company has assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Parent, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or the Parent under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecasts prepared by the management of the Company we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We serve as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Offer and the Merger, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial advisor to the Company, a significant portion of which is contingent upon the consummation of the Offer. We are also entitled to receive a fee from the Company for providing our fairness opinion to the Company, which fee is not contingent upon consummation of the Offer. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter. Stephens expects to pursue future investment banking services assignments from participants in this Merger. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Merger.

We are not legal, accounting, regulatory or tax experts and have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Offer, Merger and related transactions will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Offer and the Merger will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Offer and the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Offer and the Merger to the public shareholders of the Company. We are not expressing any opinion herein as to the price at which the Common Stock or any other securities of the Company will trade following the announcement of the Offer.

This opinion is for the use and benefit of the Board of Directors of the Company for the purposes of its evaluation of the Offer and the Merger. Our opinion does not address the merits of the underlying decision by the Company to engage in the Offer or the Merger, the merits of the Merger as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to how to act regarding the Offer or how to vote regarding the Merger. This opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company other than the public shareholders of the Common Stock. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission, except that (A) the Company may provide a copy of this opinion to Merger Sub and Parent and their respective advisors and (B) this opinion and a summary discussion of our underlying analyses and role as financial advisor to the Company may be included in communications to shareholders of the Company and in any materials required to be filed by the Company with the Securities and Exchange Commission, provided that we approve of the content of such disclosures prior to any filing or publication of such shareholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the public shareholders of the Company in the Offer is fair to them from a financial point of view.

Very truly yours,

/s/ Stephens Inc.
STEPHENS INC.